 As confidentially submitted to the U.S. Securities and Exchange Commission on March 16, 2022.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cine Top Culture Holdings Limited

影高文化控股有限公司

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7829	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification number)

Mr. Yihong Pan

Suite 401, No. 381, Panyu Avenue North
Nancun County, Panyu District

Guangzhou City, China 511442

Tel: + (86) 20-3919-3288

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Phone: (800) 221-0102

Fax: (800) 944-6607

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey Li, Esq. FisherBroyles, LLP 1200 G Street NW, Suite 800 Washington, D.C. 20005 (202) 830-5905	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, New York 10005 (212) 530-2210

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.   Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee(2)
Ordinary shares, par value $0.0001 per share(3)	[__]	$	[__]	$	[__]	$	[__]
Total	[__]			$	[__]	$	[__]

(1)

The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	To be paid upon first non-confidential filing of registration statement with the Securities and Exchange Commission.
(3)

In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Subject to Completion	Dated [ ], 2022

[            ] Ordinary Shares

Cine Top Culture Holdings Limited

This is the initial public offering of the ordinary shares of Cine Top Culture Holdings Limited, with a par value of US$0.0001 per share (the “Ordinary Shares”). We are offering [__] Ordinary Shares. We expect the initial public offering price of the Ordinary Shares to be [$__] per share. Currently, no public market exists for our Ordinary Shares. We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market (“Nasdaq”). We have reserved the trading symbol [__] for listing on the Nasdaq. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq. However, we will not complete this offering unless we are so listed.

Upon the completion of this offering, we will be a “controlled company” as defined under Nasdaq Stock Market Rules because Kin Lung Holdings Limited, a company wholly owned by Mr. Yihong Pan, the chairman of our board of directors and our chief executive officer and Fu Ching Holdings Limited, a company wholly owned by Mr. Yimin Pan, the brother of Mr. Yihong Pan, together will beneficially own [    ]% of our total outstanding Ordinary Shares. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements under the Nasdaq Listing Rules.

The offering is being made on a “firm commitment” basis by Univest Securities, LLC. See “Underwriting.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 18 of this prospectus for a discussion of information that should be considered before purchasing our Ordinary Shares.

We are not a Chinese operating company but rather a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries in China and this structure involves unique risks to investors. See “Risk Factors— Risks Related to Doing Business in China —Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” and “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to us.”

There are legal and operational risks associated with being based in and having all our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor, Wei, Wei & Co., LLP is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation.

We are a holding company incorporated as an exempted company with limited liability in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our business through our operating subsidiaries in China. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, not the shares of our operating subsidiaries.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, our subsidiaries have not made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. See “Selected Condensed Consolidated Financial Schedule of Cine Holdings and Its Subsidiaries” beginning on page 9 of this prospectus.

The terms “the Company”, “Cine Holdings”, “we”, “us”, “our company”, and “our” refer to Cine Top Culture Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands. We currently conduct substantially all of our business through Guangzhou Star Dream Cinema City Co. Ltd., ("Guangzhou Start Dream”) our indirectly wholly owned subsidiary in China. Guangzhou Star Dream is a wholly owned subsidiary of Guangzhou Chunghei Culture Co., Ltd. (“Chunghei Culture”), a holding company incorporated in China and a wholly owned subsidiary of Hong Kong Cine Top Holdings Limited ("HK Cine”), a company incorporated under the laws of Hong Kong. HK Cine is a wholly owned subsidiary of Cine Top Culture Investment Limited (“Cine Investment”), a holding company incorporated under the laws of British Virgin Islands and a wholly owned subsidiary of Cine Holdings.  The securities offered in this prospectus are securities of Cine Holdings, our Cayman Islands holding company and investors are purchasing an interest in Cine Holdings, not our operating entity in China.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriter will receive compensation in addition to such discounts as set forth under “Underwriting.”

For a description of the other compensation to be received by the underwriter, see “Underwriting.”

The underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about ●, 2022.

The date of this prospectus is ●, 2022

TABLE OF CONTENTS

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

For investors outside the United States, neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until and including ●, 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriter have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the underwriter take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date

ii

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“CAGR” are to compound annual growth rate;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;
●	“Chunghei Culture” are to Guangzhou Chunghei Culture Co., Ltd., which was incorporated under the laws of China on September 3, 2012 and is a wholly owned subsidiary of HK Cine;

●

“Cine Holdings,” “we,” “us,” “our company,” “the Company,” “Registrant,” and “our” are to Cine Top Culture Holdings Limited, a Cayman Islands exempted company with limited liability incorporated on February 27, 2018, and its subsidiaries;

● ● ● ●

“Cine Investment” are to Cine Top Culture Investment Limited, which was incorporated under the laws of British Virgin Islands on April 24, 2018 and is a wholly owned subsidiary of Cine Holdings;“EIT” is to PRC enterprise income tax;

“Guangzhou Star Dream” are to Guangzhou Star Dream Cinema City Co. Ltd., which was incorporated under the laws of China on November 16, 2012 and is a wholly owned subsidiary of Chunghei Culture;

“HK Cine” are to Hong Kong Cine Top Holdings Limited, which was incorporated under the laws of Hong Kong on May 29, 2018 and is a wholly owned subsidiary of Cine Investment;

“IDC: are to I Dream Cinema, which is the brand name of our cinemas;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

● ● ●

“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

“PCAOB” are to Public Company Accounting Oversight Board;

“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange; and

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

Our business is conducted by our subsidiaries in the PRC, using Renminbi (“RMB”), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 18. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this prospectus are to Cine Top Culture Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, including its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct substantially all our business through our wholly owned indirect subsidiary Guangzhou Star Dream Cinema City Co. Ltd.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau, “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Our Business

We are an operator of high-end cinemas in southern China. Since we commenced our business in 2012, we have been developing and operating cinemas on leased commercial properties and generating revenue mostly from ticket sales for motion pictures screened in our cinemas, concession sales of food and beverages as well as related movie-based merchandise at our cinemas. We believe that our audiences are attracted to our cinemas by the films we exhibit, the locations of our cinemas and the overall entertainment experience we offer. Our cinemas are located in major commercial districts and residential areas and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies.

As of the date of this prospectus, we have four cinemas in operation under our IDC International Cinema brand name through Guangzhou Star Dream, which are IDC Panyu, IDC Baiyun, IDC Zhongshan and IDC Sanya with a total of 31 screens and 4,247 seats. We joined two cinema circuits, Guangzhou Jinyi Zhujiang Cinema Line Co., Ltd. (“Guangzhou Jinyi Zhujiang”) and Huaxia Film Distribution Co., Ltd. (“Huaxia Film”), to obtain film prints and exhibition rights for screening at our cinemas according to cinema circuit franchise agreements, among which, IDC Sanya joins Huaxia Film circuit and our other three cinemas all join Guangzhou Jinyi Zhujiang circuit. We also have three cinemas under constructions, which are IDC Zhuhai, IDC Zengcheng and IDC Nanning with an expectation of a total of 26 new screens and 2,850 new seats. Due to the COVID-19 pandemic, the construction of the shopping malls in which our new cinemas will be located has been delayed, and currently we do not have anticipated opening dates for these three new cinemas.

The cinemas we operate are all multiplexes, which are essentially complexes integrated into shopping malls with multiple screens that allow for simultaneous screenings of different movies, thus offering cinema attendees a wider range of movie selection, including 3D releases. Except for IDC Baiyun, which is located in a residential area in Baiyun district of Guangzhou City, all our cinemas are situated in the midst of busy commercial districts with ease of pedestrian and vehicular access.

To procure digital film prints of the films selected by us for screening in our cinemas, each of our cinemas has joined one particular cinema circuit by way of a cinema circuit franchise agreement entered into by the applicable cinema and its respective cinema circuit. We distribute the net cinema box office income to the cinema circuits according to the respective percentages as agreed in the cinema circuit franchise agreements, after deducting taxes and add-on charges totaling 15% taxes and a 5% state film special fund contribution, which are stipulated and charged by the Office of China Film Business Special Development Funds Administration Commission, from the gross cinema box office revenue. Our revenue is derived primarily through such net cinema box office receipts by Guangzhou Star Dream. We also derive revenue from (i) concession sales of food and beverage as well as movie-based merchandise at our cinemas; (ii) other ancillary services such as advertising services and sponsorship arrangements; and (iii) rental income by sub-leasing areas or spaces within cinema premises to third party commercial operators.

We incurred net losses $761,794 and $2,415,052 for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. In addition, we have generated negative cash flows from operating activities of approximately $1.8 million for the year ended December 31, 2020. Our auditors have substantial doubt as to our ability to continue as a going concern, and that we believe cash on hand and cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table sets forth a breakdown of our net revenues during the six months ended June 30, 2021 and 2020, and the fiscal years ended December 31, 2020 and 2019 by revenue stream:

	For the year ended December 31
	2020		2019
	US$	%	US$	%
Ticket sales	$1,205,713	83.9	$5,701,723	73.2
Concession sales	130,060	9.1	793,909	10.2
Sponsorship and advertising services	31,618	2.2	780,485	10.0
Rental income	68,906	4.8	508,826	6.6
Total	$1,436,297	100.0	$7,784,943	100.0

The following table sets forth a breakdown of our net revenues during six months ended June 30, 2021 and 2020 by revenue stream:

	For the six months ended June 30,
	2021		2020
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Ticket sales	$1,556,017	83.5	$142,434	54.8
Concession sales	233,947	12.5	17,269	6.7
Sponsorship and advertising services	3,820	0.2	65,776	25.3
Rental income	71,362	3.8	34,315	13.2
Total	$1,865,146	100.0	$259,794	100.0

The target audience for each of our cinemas varies based on the demographics of the area in which each cinema is located, ranging from shoppers, residents, after work crowd and even tourists.

Almost all of our customers are audiences from the general public who purchase tickets to movie screenings either on-site at our cinema ticket counters, or through our WeChat Official account, the online and app platform maintained by us, or via third party ticketing platforms such as Maoyan, Tao Piao Piao, Yuandong and Yuan Xian Tong. For six months ended June 30, 2021 and 2020, ticket sales generated from our own ticketing system accounted for approximately $0.41 million and approximately $0.04 million, respectively, while ticket sales generated from third party ticketing platforms accounted for approximately $1.15 million and approximately $0.1 million, respectively. For the years ended December 31, 2020 and 2019, ticket sales generated from our own ticketing system accounted for approximately $0.26 million and approximately $1.29 million, respectively, while ticket sales generated from third party ticketing platforms accounted for approximately $0.95 million and approximately $4.4 million, respectively.

As the competitive landscape varies for our individual cinemas operating under different geographical and demographic conditions, uniform pricing is not optimal for our operations and is therefore not adopted for the movies screened at our cinemas. The price for a ticket for a particular screening at an individual cinema is set by our management team based on its positioning in the market and the competition faced from within the area, provided that the ticket prices are above the minimum prescribed by the movie distributors.

The suppliers for our film exhibition business mainly include cinema circuits, whom we obtain digital film prints from and share box office receipts with. Our suppliers also include third party vendors who provide our individual cinemas with various cinematic equipment, and commercial property developers/owners for leasing us our cinema sites.

Guangzhou Star Dream is our operating entity that conducts film exhibition business and operates concession stands in all our cinemas that sell snacks and drinks as well as film-related memorabilia and collectables. We continually seek to increase concessions sales by updating our product mix, introducing special promotions from time to time and offering employee trainings and incentive programs to up-sell and cross-sell products.

Guangzhou Star Dream also provides advertising services through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a cinema operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the advertising time available at the start of a film. We generally utilize third party advertising service providers to sell 30-second slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The film distributor is entitled, subject to the consent of the copyright owners, to sell the time slots immediately preceding the screening of the film. The number of advertising slots will depend on the expected popularity of the film as well as the film screening schedule at the cinemas. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films as well as to other companies, such as food and beverage companies, that want to target audiences that attend our cinemas.

Our net revenues dropped significantly in year 2020 as a result of the COVID-19 pandemic and reduction in revenue from IDC Baiyun. The local government of Baiyun District, where IDC Baiyun is located, has initiated the redevelopment plan for the district, and started demolishing old buildings and relocating current residents to other areas, which resulted in a reduction of audience attendance in IDC Baiyun. The most significant negative impact to our revenue in 2020 is due to the outbreak of COVID-19 and measures taken by the local government to prevent the spread of COVID-19. Revenue derived from our film exhibition operations increased from approximately $0.14 million for the six months ended June 30, 2020 to approximately $1.6 million for the six months ended June 30, 2021. Our net loss was approximately $0.76 million and $0.96 million for the six months ended June 30, 2021 and 2020. Revenue derived from our film exhibition operations decreased from approximately $5.7 million for the year ended December 31, 2019 to approximately $1.2 million for the year ended December 31, 2020. Our net income was approximately $0.48 million in the year ended December 31, 2019 and net loss was approximately $2.4 million for the year ended December 31, 2020.

Our business has been materially and negatively impacted by COVID-19 in 2020 and 2021. We have been in compliance with governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19 and to help ensure the health and safety of the customers and staff. Our offices and cinemas were closed at the end of January 2020, and remained closed as a result of the outbreak until July 2020. Our office and cinemas are now fully open and have resumed ordinary operations. However, COVID-19 continues to have materially and negatively impacted box office in China due to the temporary closure for regional outbreaks caused by new variants, limited seating capacities and social distancing guidelines and it has also caused studios to postpone new film releases or moved them to online streaming and the home video market in lieu of a theatrical release.  The future impact of the COVID-19 virus on us, the motion picture exhibition industry and the broader economies is still uncertain and difficult to predict.

The film exhibition business is capital intensive by nature as hardware and software expenses are incurred in the development and operation of cinemas, including costs on renovation, installation of seating and other facilities, procurement of audio-visual equipment and the implementation of ticketing and screening management systems. We have four self-operated cinemas for which we incurred total capital expenditure of approximately $2 million and $0.6 million as of December 31, 2020 and June 30, 2021, respectively.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths have contributed to our success and differentiated us from other competitors in the market we operate.

Standardized management with retained flexibility for individual operations to better respond to variabilities in different geographical areas

We adopted standardized management practices across our line of cinemas with a view to reduce operating risks and ensure smooth and consistent business operations. We have an operations manual setting out standard operating procedures, quality control measures, performance reviews and reporting mechanisms adopted at our various cinemas for the purpose of optimal quality of services we deliver to our customers.

We believe that routine decisions involving daily operations and their execution are, however, best left to managers at individual cinemas who work closely with frontline staff and oversee the performance of individual cinemas. The manager of each cinema is allowed certain degree of flexibility in determining prices of food and beverage items to achieve promotional and marketing goals for the cinema he/she is in charge of, provided that the discounted price do not fall below the minimum price determined by our management team. Our managers and sales personnel deployed on site are also closely involved in the implementation of marketing initiatives and strategies for individual cinemas, which include the coordination and planning of joint promotional efforts with malls and mall tenants. Such arrangement allows for swifter decision making and better coordination of services whilst ensuring on site compliance with the measures and procedures laid down by our management team at each individual cinema. The streamlined decision-making process for product sourcing and the execution of promotional campaigns also facilitate timely, efficient and effective responses to adapt to local consumption preferences.

Streamline operations by tasking staff with multiple functions

As the mundane yet essential tasks involved in the daily operations of cinemas, e.g. performing ticket checks, are sparsely scheduled, our frontline staff at each of our cinema sites are thus being assigned different roles such that they can perform a diverse range of functions according to our carefully designed work schedule. Different from many large cinema operators in China, since the early 2018, except for duties required to be performed by specialists such as electricity technicians, we have started to train our frontline staff by requiring them to rotate through substantially all duties, tasks, roles, functions and responsibilities at each of our cinema sites to gain experience and familiarize themselves with the daily on site operations of our cinemas, including the selling of tickets, performing ticket checks, regular inspection of the premises and serving customers at the concession counter. The elimination of duplicated roles and the shedding of redundant posts at our cinemas has resulted in a drop in the number of our frontline staff, which has been reduced from 88 at the beginning of 2018 to 33 on December 31, 2021. By reducing staff downtime, not only are we able to reduce our overhead, we believe that the morale and experience of our staff are also improved through the provision of on-site training and by allowing them to assume multiple roles.

We strive to improve job satisfaction of our staff, and hence enhancing staff retention, by offering them the opportunity to acquire new skillsets such that they are able to break out of otherwise repetitive and mundane routines.

Targeted approach in programming which recognizes and actively responds to the variations in local needs and preferences

We aim to differentiate ourselves from other cinema chain operators in the flexibility and agility in our programming decisions which we believe enables us to better align with local lifestyle, interests and tastes. The screenings at each individual cinema are specifically tailored to correspond to the needs and preferences of the audiences in the respective neighborhoods and communities in which we operate. When making programming decisions, our focus is not only on movie topics, film contents or titles that appeal to the local audience but also the language of the shows (whether in Mandarin, Cantonese or English), the cinema viewing format of choice (2D or 3D) and whether premium viewing experiences such as screenings in the China Giant Screen format are to be offered for a particular showing. Unlike the uniform programming schedules adopted by many nation-wide cinema chains, our management is committed to devoting much time and efforts to strategically plan and review all individual showings at each of our cinemas which necessitates the development of an understanding of the local viewing habits and constant monitoring of the movie-viewing trends. As such we tend to arrange more screenings of Hong Kong films in cinemas that serve mostly locals who grow up watching Hong Kong TV dramas and movies while more mandarin titles are screened at cinemas where the local audience comprises mostly of working crowd from different parts of the nation.

The language a film is screened in is a particularly salient factor to consider when formulating our show schedules and making programming decisions as it can be the differentiating factor that drives audiences to our cinemas and allows us to stand out from our competitors. For films that are best appreciated in its original language, more screens and showings would be devoted to the screening of such. As for imported films and animated features which appeal to a broad audience, showings are arranged in all languages during prime movie-going hours. We also schedule more screenings of the dubbed versions of foreign films for younger audience during school holidays and at our child-friendly theatre.

Our programming is catered in response to audience reception of a particular release. Performance of individual screenings at each of our cinemas are closely monitored by our on-site managers and prompt reporting mechanisms are in place such that swift decisions can be made to cancel screenings of underperformed shows and devote more screens for unexpected hits.

Experienced management team with in-depth industry expertise and knowledge

We are led by an experienced management team which has extensive and in-depth knowledge and experience of the motion picture exhibition industry, including in cinema management, marketing and brand promotion, new location selection and evaluation, feasibility studies and development plans for new cinemas.  Our senior management team comprises of individuals with an average of 15 years of experience in the industry and they are well positioned to analyze current trends of films and consumer behaviors.

We have established a system with professional valuation for new expansion and investment as well as efficient management and operation team to build our IDC International Cinemas in different cities with a unified brand and culture for all cinemas. Our current focus for the new developments is primarily on southern China, especially in Guangdong and Guangxi provinces.

Advanced Screening Technologies and System

We pursue to provide upgraded movie watching experience to our customers with new screening technologies and sound quality to achieve high customer satisfaction. We use advanced digital projection equipment and sound system. Our IDC International Cinemas have introduced Dolby Atmos and American JBL sound system, including JBL’s new three-division screen line array loudspeaker.

All of our IDC cinemas are equipped with standard hardware configurations of “panoramic sound”, “wide row spacing” and “large screen”, which make the movie viewing experience in these cinemas more immersive and unforgettable.

Innovative Development Ideas

We continuously explore innovative ideas for our products and services. In 2017, IDC Zhongshan opened up a special theme theatre for children and it also set up a film museum in the cinema, for interested fans to visit the film culture. Our cinemas are built with the concept of cultural and entertainment center, which include gaming machines, antique video game machine, children's playground, billiard club, coffee tasting room, imported snacks experience hall and live studio. Our cinemas also provide venues for events, birthday parties and anniversary celebrations. We also have VIP private auditorium for high-end customers with private bathroom, make-up room and private bar services.

OUR BUSINESS STRATEGIES

We are committed to bringing to our audience differentiated cinematic experiences tailored to local needs and preferences. Setting our sights on the opportunities offered in the continuously growing cinematic market in southern China, we strive to achieve sustainable growth and extend our market penetration into under-screened areas. To achieve our goal, we intend to implement the following strategies:

Consolidate our market position in Guangdong province.

Our Company is headquartered in Guangdong province and three out of four of our operating cinemas are located in Guangdong province. We also have one cinema in construction in Zhuhai city, Guangdong province. According to the GDP ranking list for 2020 in China by Securities Times, Guangdong province’s GDP in 2020 continues to rank No. 1 in China for 32 consecutive years with over RMB 11 trillion (approximately $1.69 trillion) in 2020, surpassing Australia and would be the 13th largest economy if it were a country. We aim to consolidate our position in Guangdong Province by expanding our operations and enhancing our position as a leading operator in Guangdong Province.

Expand into other provinces in southern China.

We aim to expand our operations in new markets in other areas of southern China, leveraging the business model that we have developed and implemented in Guangdong Province. Currently, we have two cinemas under construction in Guangxi province.  We plan to add six new cinemas in five different cities in the next 2-3 years, of which three are expected to be in Guangdong Province, one in Guangxi Province, one in Hainan Province and one in Shanghai city. We have signed letters of intent with developers of the shopping malls for the lease and development spaces for cinemas, which will submitted to local authorities for obtaining zoning and planning permits as a part of development project of the shopping malls.

Maximize revenue opportunities through cinema related operations.

We will continue to pursue additional revenue growth opportunities by developing and expanding ancillary revenue streams, such as concession sales of foods and beverages, sponsoring and advertising revenues. With these ancillary revenue streams, we aim to improve margins and reduce fluctuations caused by seasonality of the motion picture exhibition industry.

We also intend to develop a vibrant movie going culture at existing cinemas. We plan to grow our customer base through loyalty programs, such as loyalty cards and reward schemes, together with the effective use of online ticketing platforms and other online marketing and promotion tools, such as announcing movie and showing information through wechat, weibo and other social media.

We are constantly re-evaluating and analyzing our customer viewing patterns through our information systems in order to tailor our programming to satisfy customer requirements.

Our operating subsidiaries were formed in and are operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, namely, a Business license, Film Exhibition Licenses, Public Facility Hygiene Permit, Fire Protection Inspection Certificate and Food Operation Permits. Any entity that intends to establish a film exhibitor in China shall file an application with the local film administration authority at the county or municipal level. A Film Exhibition License will be issued to the successful applicant once its application is approved. The applicant shall take the Film Exhibition License to make registration with the local administrative department for industry and commerce and obtain a business license in accordance with the law. The Public Facility Hygiene Permit and the Fire Protection Inspection Certificate are subject to the hygiene and fire safety requirement as the public places. Since all our movie theaters are selling food or beverages to their audiences, our movie theaters must also obtain certain Food Operation Permits to comply with food safety related requirements. However, if our business continues to develop and the related regulatory policies change in the future, other permissions from Chinese authorities might be required for us to operate our business in China.

We, through our wholly owned indirect subsidiaries Chunghei Culture and Guangzhou Star Dream, operate cinemas in southern China and we are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in the Cybersecurity Review Measures published by the Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which took effect on February 15, 2022. Our WeChat Official account and online and app-based membership platforms have less than 1 million users.  As of the date of this prospectus, we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors, (2) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. If we or any of our subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Our independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, Wei, Wei & Co., LLP as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor Wei, Wei & Co., LLP is headquartered in New York City, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price for our securities.

Dividend Distribution

Our PRC operating entities generate substantially all of our revenues and all our business is conducted in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, Cine Holdings may rely on dividend payments from Cine Investment, HK Cine and its wholly owned subsidiaries in China. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. The cash transfer among the holding company and its subsidiaries is usually transferred through payment for intercompany services or intercompany borrowing among holding company and its subsidiaries.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of Cine Holdings who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Under the existing laws of Hong Kong, funds from capital accounts can be repatriated and remitted overseas without restrictions, and there is no foreign exchange control imposed. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

As of the date of this prospectus, none of our subsidiaries has made any dividends or distributions to HK Cine, HK Cine has not made any distributions to Cine Investment, Cine Investment has not made any dividends or distribution to the holding company, and no dividends or distributions have been made by the Company. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.   Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.  Pursuant to the Arrangement between The Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Chunghei Culture to its immediate holding company, HK Cine. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HK Cine intends to apply for the tax resident certificate if and when Chunghei Culture plans to declare and pay dividends to HK Cine.

Corporate History and Structure

On September 3, 2012, Guangzhou Chunghei Culture Co., Ltd., was incorporated in Guangzhou City, Guangdong Province, China.

On November 16, 2012, Guangzhou Star Dream Cinema City Co. Ltd., was incorporated in Guangzhou City, Guangdong Province, China.

Hong Kong Cine Top Holdings Limited is a company incorporated under the laws of Hong Kong on May 29, 2018 as a holding company.

Cine Top Culture Investment Limited is a business company incorporated in the British Virgin Islands (“BVI”) with limited liability on April 24, 2018 as a holding company.

Cine Top Culture Holdings Limited is an exempted company incorporated in the Cayman Islands with limited liability on February 27, 2018 as a holding company. The Company, through its subsidiaries, operates cinemas in southern China.

On November 10, 2019, the shareholders of Chunghei Culture (“Chunghei Shareholders”) entered into a Share Transfer Agreement to transfer 100% shares of Chunghei Culture to HK Cine, a wholly owned subsidiary of the Company, for a consideration of RMB 27,000,000 (the “Purchase Price”), and the Purchase Price was not paid by HK Cine to Chunghei Shareholders at the time of the transfer.

On January 5, 2022, certain shareholders of the Company (the “Buyers”) entered into Share Subscription Agreements with the Company, according to which, the Buyers subscribed 13,500,000 Ordinary Shares of the Company in the consideration of $3,832,785 ("Subscription Amount”). The Buyers are wholly owned by certain Chunghei Shareholders who own 100% receivable of the Purchase Price owed by HK Cine. On the same day, the Company, HK Cine, certain Chunghei Shareholders and Buyers entered into a Credit and Debt Repayment Agreement, according to which, the parties agree that HK Cine will repay the Purchase Price with Subscription Amount owed to the Company. The reorganization of the Company’s legal structure (“Reorganization”) was completed on January 5, 2022.

Our share capital consists of Ordinary Shares and Preferred Shares. We have authorized 50,000,000 Preferred Shares and none of them are issued or outstanding as of the date of this prospectus. Pursuant to our Memorandum and Articles of Association, the Board may issue from time to time, series of Preferred Shares in their absolute discretion and without approval of the shareholders; provided, however, before any Preferred Shares of any such series are issued, the Board shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and BVI. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Indirect or Direct Ownership	Principal Activities
Cine Investment	April 28, 2018	BVI	100	Holding Company
HK Cine	May 29, 2018	Hong Kong	100	Holding Company
Chunghei Culture	September 3, 2012	Guangzhou, China	100	Holding Company
Guangzhou Star Dream	November 16, 2012	Guangzhou, China	100	Operation of Cinemas

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus and immediately upon the completion of this offering:

Pan Yihong
潘义洪
He Jianmin
何健民
Pan Yiming
潘义明
Kin Lung Holdings Limited(BVI)
Light Rain Investment Limited(BVI)
Fu Ching Holdings Limited(BVI)
Other shareholders
Public shareholders
Pre-IPO%/Post-IPO%
58%/[ ]%
24%/[ ]%
12%/[ ]%
6%/[ ]%
N/A/[ ]%
Cine Top Culture Holdings Limited（Cayman）
Cine Top Culture Investment Limited（BVI）
Hong Kong Cine Top Holdings Limited（Hongkong）
Offshore
Onshore
Guangzhou Chunghei Culture Co.,Ltd
Guangzhou Star Dream Cinema City Co.,Ltd

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●

our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Yihong Pan, the chairman of our board of directors and our chief executive officer and Fu Ching Holdings Limited, a company wholly owned by Mr. Yimin Pan, the brother of Mr. Yihong Pan, together will beneficially own [ ]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Ordinary Shares, or [     ]% of our total voting power, assuming that the option to purchase additional Ordinary Shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Yihong Pan, the chairman of our board of directors and our chief executive officer, will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we will be permitted to elect not to comply with certain corporate governance requirements. See “Risk Factors—Risks related to our Ordinary Shares and this offering— We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.”

Selected Condensed Consolidated Financial Schedule of Cine Holdings and Its Subsidiaries

The following tables present selected condensed consolidated financial data of Cine Holdings and its subsidiaries for the six months ended June 30, 2021 and years ended December 31, 2020 and 2019, and balance sheets data as of June 30, 2021, December 31, 2020 and 2019, which have been derived from our audited consolidated financial statements for those periods. Cine Holdings records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of operations and comprehensive (loss) income.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30, 2021 (Unaudited)
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net revenues	$-	$1,865,146	$-	$1,865,146
Loss for equity method investment	$(761,794)	$-	$761,794	$-
Net (loss)	$(761,794)	$(761,794)	$761,794	$(761,794)
Comprehensive (loss)	$(733,717)	$(733,717)	$733,717	$(733,717)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net revenues	$-	$1,436,297	$-	$1,436,297
Loss for equity method investment	$(2,415,052)	$-	$2,415,052	$-
Net (loss)	$(2,415,052)	$(2,415,052)	$2,415,052	$(2,415,052)
Comprehensive (loss)	$(2,219,279)	$(2,219,279)	$2,219,279	$(2,219,279)

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net revenues	$-	$7,784,943	$-	$7,784,943
Income for equity method investment	$482,018	$-	$(482,018)	$-
Net income	$482,018	$482,018	$(482,018)	$482,018
Comprehensive income	$421,283	$421,283	$(421,283)	$421,283

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2021 (Unaudited)
	Parent	Subsidiaries	Eliminations	Consolidated Total

Cash and cash equivalents	$-	$43,475	$-	$43,475
Total current assets	$1,380	$1,385,588	$-	$1,386,968
Investments in subsidiaries	$2,066,745	$-	$(2,066,745)	$-
Total non-current assets	$2,066,745	$14,296,289	$(2,066,745)	$14,296,289
Total Assets	$2,068,125	$15,681,877	$(2,066,745)	$15,683,257
Total Liabilities	$-	$13,615,132	$-	$13,615,132
Total Shareholders’ Equity	$2,068,125	$2,066,745	$(2,066,745)	$2,068,125
Total Liabilities and Shareholders’ Equity	$2,068,125	$15,681,877	$(2,066,745)	$15,683,257

	As of December 31, 2020
	Parent	Subsidiaries	Eliminations	Consolidated Total

Cash and cash equivalents	$-	$87,187	$-	$87,187
Total current assets	$1,380	$1,384,448	$-	$1,385,828
Investments in subsidiaries	$2,800,462	$-	$(2,800,462)	$-
Total non-current assets	$2,800,462	$15,119,793	$(2,800,462)	$15,119,793
Total Assets	$2,801,842	$16,504,241	$(2,800,462)	$16,505,621
Total Liabilities	$-	$13,703,779	$-	$13,703,779
Total Shareholders’ Equity	$2,801,842	$2,800,462	$(2,800,462)	$2,801,842
Total Liabilities and Shareholders’ Equity	$2,801,842	$16,504,241	$(2,800,462)	$16,505,621

	As of December 31, 2019
	Parent	Subsidiaries	Eliminations	Consolidated Total

Cash and cash equivalents	$-	$356,838	$-	$356,838
Total current assets	$1,380	$1,381,555	$-	$1,382,935
Investments in subsidiaries	$5,019,741	$-	$(5,019,741)	$-
Total non-current assets	$5,019,741	$16,211,769	$(5,019,741)	$16,211,769
Total Assets	$5,021,121	$17,593,324	$(5,019,741)	$17,594,704
Total Liabilities	$-	$12,573,583	$-	$12,573,583
Total Shareholders’ Equity	$5,021,121	$5,019,741	$(5,019,741)	$5,021,121
Total Liabilities and Shareholders’ Equity	$5,021,121	$17,593,324	$(5,019,741)	$17,594,704

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2021 (Unaudited)
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net cash provided operating activities	$-	$178,752	$-	$178,752
Net cash (used in) investing activities	$-	$(1,476)	$-	$(1,476)
Net cash (used in) financing activities	$-	$(221,818)	$-	$(221,818)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net cash (used in) operating activities	$-	$(1,831,683)	$-	$(1,831,683)
Net cash provided by investing activities	$-	$292,865	$-	$292,865
Net cash provided by financing activities	$-	$1,261,402	$-	$1,261,402

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net cash provided by operating activities	$-	$1,039,725	$-	$1,039,725
Net cash (used in) investing activities	$-	$(1,171,465)	$-	$(1,171,465)
Net cash provided by financing activities	$-	$414,800	$-	$414,800

LONG-TERM INVESTMENTS ROLL-FORWARD

Investments in subsidiaries
As of December 31, 2018	$4,598,458
Equity income during the year	482,018
Foreign currency translation adjustment	(60,735)
As of December 31, 2019	5,019,741
Equity (loss) during the year	(2,415,052)
Foreign currency translation adjustment	195,773
As of December 31, 2020	2,800,462
Equity (loss) during the year	(761,794)
Foreign currency translation adjustment	28,077
As of June 30, 2021 (unaudited)	$2,066,745

Corporate Information

Our principal executive office is located at Suite 401, No. 381, Panyu Avenue North Nancun County, Panyu District, Guangzhou City, China 511442. Our telephone number at this address is +86-20-3919-3288. Our registered office in the Cayman Islands is located at the offices of Ocorian Trust (Cayman) Limited, P.O. Box 1350, Windward 3, Regetta Office Park, Grand Cayman, KY1-1108 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.[           ] The information contained on our website is not a part of this prospectus.

Summary of Risk Factors

We are an exempted company incorporated in the Cayman Islands, investing in our Ordinary Shares involves significant risks. All of our revenues were generated by our PRC operating subsidiaries. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Our Business

•The COVID-19 pandemic has disrupted our business and will continue to adversely affect our business, cinemas, results of operations and liquidity See “Risk Factors-- Risks Related to Our Business -- The COVID-19 pandemic has disrupted our business and will continue to adversely affect our business, cinemas, results of operations and liquidity.” on page 18 of this prospectus;

•A lack of movie production and poor quality of movies would materially and adversely affect our profitability. See “Risk Factors-- Risks Related to Our Business -- A lack of movie production and poor quality of movies would materially and adversely affect our profitability.” on page 19 of this prospectus;

•The attractiveness of relevant movies to the audiences may materially and adversely affect our profitability . See “Risk Factors-- Risks Related to Our Business -- The attractiveness of relevant movies to the audiences may materially and adversely affect our profitability.” on page 19 of this prospectus;

•Over 90% of our total purchase of movie exhibition rights and prints were made with single supplier, Guangzhou Jinyi Zhujiang, during the last two years. A deterioration in our relationship with Guangzhou Jinyi Zhujiang could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors-- Risks Related to Our Business -- Over 90% of our total purchase of movie exhibition rights and prints were made with single supplier, Guangzhou Jinyi Zhujiang, during the last two years. A deterioration in our relationship with Guangzhou Jinyi Zhujiang could materially and adversely affect our business, financial condition and results of operations.” on page 19 of this prospectus;

•We incurred net losses in the six months ended June 30, 2021 and year of 2020 and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all. See “Risk Factors-- Risks Related to Our Business -- We incurred net losses in the six months ended June 30, 2021 and year of 2020 and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.” on page 19 of this prospectus;

•We have to maintain or renew statutory licenses, permits and approvals as required to operate our business and any delay or inability to obtain the same may have a negative impact on our business. See “Risk Factors–Risks Related to Our Business – We have to maintain or renew statutory licenses, permits and approvals as required to operate our business and any delay or inability to obtain the same may have a negative impact on our business.” on page 20 of this prospectus;

•An increase in the use of alternative movie distribution channels and competing forms of entertainment may drive down movie theatre attendance, limit the ticket prices and negatively impact our revenue. See “Risk Factors–Risks Related to Our Business – An increase in the use of alternative movie distribution channels and competing forms of entertainment may drive down movie theatre attendance, limit the ticket prices and negatively impact our revenue.” on page 21 of this prospectus;

Risks Related to Doing Business in China

•Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors–Risks Related to Doing Business in China – Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.” on page 31 of this prospectus;

•Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to us. “Risk Factors–Risks Related to Doing Business in China – Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to us.” on page 32 of this prospectus;

•The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and, and cause the value of our securities to significantly decline or be worthless. “Risk Factors–Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and, and cause the value of our securities to significantly decline or be worthless.” on page 33 of this prospectus

•We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business. “Risk Factors–Risks Related to Doing Business in China – We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” on page 33 of this prospectus;

•PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business. “Risk Factors–Risks Related to Doing Business in China – PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 33 of this prospectus;

•Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. “Risk Factors–Risks Related to Doing Business in China – Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.” on page 34 of this prospectus;

•Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. “Risk Factors–Risks Related to Doing Business in China – Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 35 of this prospectus;

•Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. “Risk Factors–Risks Related to Doing Business in China – Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.” on page 40 of this prospectus.

Risks Related to Our Ordinary Shares and This Offering

●

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all. “Risk Factors–Risks Related to Our Ordinary Shares and This Offering – There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.” on page 42 of this prospectus;

●

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States. “Risk Factors–Risks Related to Our Ordinary Shares and This Offering – We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.” on page 43 of this prospectus;

●

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. “Risk Factors–Risks Related to Our Ordinary Shares and This Offering – We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.” on page 45 of this prospectus;

●

We are not likely to pay cash dividends in the foreseeable future. “Risk Factors–Risks Related to Our Ordinary Shares and This Offering – We are not likely to pay cash dividends in the foreseeable future.” on page 45 of this prospectus.

These risks are discussed more fully in the section titled “Risk Factors” beginning on page 18 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

The Offering

Securities being offered:	[ ] Ordinary Shares.

Initial offering price:	The purchase price for the shares will be $[ ] per ordinary share.

Number of Ordinary Shares outstanding before the offering:	[ ] of our Ordinary Shares are outstanding as of the date of this prospectus.

Number of Ordinary Shares Outstanding After the Offering:	[ ] Ordinary Shares

Gross proceeds to us, net of underwriting discounts but before expenses:	$[ ]

Use of proceeds:	We intend to use the net proceeds of this offering: [ ]. For more information on the use of proceeds, see “Use of Proceeds” on page [ ].

Lock-up

All of our directors and officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer Agent	[ ]

Proposed Nasdaq Symbol:	CJOY

Risk factors:

Investing in our Ordinary Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

Summary Consolidated Financial and Operating Data

The following table sets forth selected historical statements of operations for the six months ended June 30, 2021 (unaudited), the years ended December 31, 2020 and 2019, and balance sheets data as of June 30, 2021 (unaudited), December 31, 2020 and December 31, 2019, which have been derived from our audited financial statements for those periods. Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2021 and 2020 (unaudited), and for the years ended on December 31, 2020 and 2019.

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
Consolidated Statement of Operations Data	2020	2019	2021	2020
			(Unaudited)	(Unaudited)
Net revenues	$1,436,297	$7,784,943	$1,865,146	$259,794
Total operating expenses	(3,860,897)	(7,074,775)	(2,708,404)	(1,280,968)
Total other income, net	9,548	127,180	81,464	59,389
Income tax provision	–	355,330
Net (loss) income	$(2,415,052)	$482,018	$(761,794)	$(961,785)
(Loss) earnings per ordinary share
– Basic and diluted*	$(0.18)	$0.03	$(0.06)	$(0.07)
Weighted average number of Ordinary Shares outstanding
– Basic and diluted*	13,796,053	13,796,053	13,796,053	13,796,053

* Given retroactive effect to the reorganization of the Company’s legal entity structure completed in January 2022.

The following summary consolidated financial data as of June 30, 2020 (unaudited), December 31, 2020 and December 31, 2019.

	As of December 31,		As of June 30,
Consolidated Balance Sheet Data	2020	2019	2021
			(Unaudited)
Cash and cash equivalents	$87,187	$356,838	$43,475
Total Assets	$16,505,621	$17,594,704	$15,683,257
Total Liabilities	$13,703,779	$12,573,583	$13,615,132
Total Shareholders’ Equity	$2,801,842	$5,021,121	$2,068,125
Total Liabilities and Shareholders’ Equity	$16,505,621	$17,594,704	$15,683,257

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

RISK FACTORS

An investment in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The COVID-19 pandemic has disrupted our business and will continue to adversely affect our business, cinemas, results of operations and liquidity.

The COVID-19 pandemic has had and will continue to have a significant and adverse impact on our business. As a result of the pandemic, primarily all of our movie theatres in China temporarily suspended operations from the end of January 2020 to July 2020, during which period we generated only immaterial revenue.

While we have reopened all of our cinemas since July 2020, currently our cinemas are generating only a portion of the attendance and revenue from admissions and food and beverage sales compared to historical levels. Our business will primarily be dependent on attendance, which drives admission, food and beverage, and other revenue. The ultimate duration of the pandemic is uncertain, and we may need to suspend existing cinema operations if there is any resurgence of COVID-19 and stay home orders. We cannot predict with certainty when or if our business will return to normal levels. In addition, governmental officials may impose restrictions on travel or introduce additional social distancing measures such as further limiting the number of people allowed in a cinema at any given time.

We may face difficulty in maintaining relationships with our landlords, vendors, motion picture distributors, customers, and employees if there is a resurgence of COVID-19. Since the outbreak of the COVID-19, movie studios have suspended production of movies or delayed the release of movies. Some movie studios have also reduced or eliminated the theatrical exclusive release window or have skipped a theatrical release and released their movies through streaming or other channels, or have announced that future theatrical releases will be released concurrently through streaming channels, and studios may continue to do so with additional releases for the duration of the pandemic and after the pandemic has subsided. The longer and more severe the pandemic, including repeat or cyclical outbreaks beyond the one we are currently experiencing, the more severe the adverse effects will be on our business, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness.

Even when the COVID-19 pandemic subsides, we cannot guarantee that we will recover as rapidly as other industries, or that we will recover as rapidly as others within the industry. For example, even where applicable government restrictions are lifted or reduced, it is unclear how quickly patrons will return to our cinemas, which may be a function of continued concerns over safety and social distancing and/or depressed consumer sentiment due to adverse economic conditions, including job losses, among other things. The continued high level of COVID-19 cases may continue to significantly depress attendance levels until an effective vaccine has been widely distributed. If we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate, we could suffer damage to our reputation, which could significantly adversely affect our business. Furthermore, the effects of the pandemic on our business could be long-lasting and could continue to have adverse effects on our business, results of operations, liquidity, cash flows and financial condition, some of which may be significant, and may adversely impact our ability to operate our business on the same terms as we conducted business prior to the pandemic. Significant impacts on our business caused by the COVID-19 pandemic include and are likely to continue to include, among others:

● lack of availability of films in the short or long term, including as a result of (i) continued delay in film releases; (ii) release of scheduled films on alternative channels or (iii) disruptions of film production;

● decreased attendance at our cinemas, including due to (i) continued safety and health concerns, (ii) additional regulatory requirements limiting our seating capacity or (iii) a change in consumer behavior in favor of alternative forms of entertainment;

●increased operating costs resulting from additional regulatory requirements enacted in response to the COVID-19 pandemic and from precautionary measures we voluntarily take at our facilities to protect the health and well-being of our customers and employees;

●our ability to negotiate favorable rent payment terms with our landlords;

●unavailability of employees and/or their inability or unwillingness to conduct work under any revised work environment protocols;

●increased risks related to employee matters, including increased employment litigation and claims relating to terminations or furloughs caused by the suspension of cinema operations due to COVID-19;

●reductions and delays associated with planned operating and capital expenditures;

●our inability to generate significant cash flow from operations if our cinemas continue to operate at lower than historical levels, which could lead to a substantial increase in indebtedness and negatively impact our ability to comply with the financial covenants, as applicable, in our debt agreements;

●our inability to access lending, capital markets and other sources of liquidity, if needed, on reasonable terms, or at all;

●our inability to effectively meet our short- and long-term obligations; and

●our inability to service our existing and future indebtedness or other liabilities, the failure of which could result in insolvency proceedings and result in a total loss of your equity investment.

 The future impact of COVID-19 on our results of operations will depend on future developments and new information that may emerge regarding the duration and severity of the pandemic, the efficacy and distribution of COVID-19 vaccines and actions taken by government authorities and other entities to contain COVID-19 and mitigate its impact, almost all of which are beyond our control. Nonetheless, we are closely monitoring the COVID-19 pandemic and will assess its potential impact to our business. Because of the uncertainty surrounding the COVID-19 pandemic, the possible business disruption and the related financial impact related to the potential further outbreak of and response to COVID-19 cannot be reasonably estimated at this time.

A lack of movie production and poor quality of movies would materially and adversely affect our profitability

Our financial performance depends primarily on the availability, diversity and appeal of movies for screening in our cinemas and their box office performance. The ticket sales for the movies screened in our cinemas represent the majority of our revenue, representing approximately 83%, 84% and 73% of our total revenue for the six months ended June 30, 2021 and the two years ended December 31, 2020 and 2019, respectively. Poor quality of movies, disruption delays in production or changes in release schedule, which are all beyond our control, could negatively impact the number or timing of the movies released to the cinemas, result in lower attendance and accordingly, lower cinema box office income, which in turn would materially and adversely affect our business, financial condition and results of operations.

The attractiveness of relevant movies to the audiences may materially and adversely affect our profitability

Box office performance of the movies in the market depends on a number of factors beyond our control, including general political, social and economic conditions, timing of their release, market tastes and preference, all of which make it hard to predict audiences’ interests in the movies to be screened in our cinemas. In addition, a significant change in the type and breadth of motion pictures offered by filmmakers may adversely affect attendance levels of various demographic bases of moviegoers. In the event the attractiveness of movies to audiences decreases, it would lead to a decrease in attendance and accordingly a decrease in our cinema box office income, which would have a negative impact on our future performance and profitability.

Over 90% of our total purchase of movie exhibition rights and prints were made with a single supplier, Guangzhou Jinyi Zhujiang, during the last two years. A deterioration in our relationship with Guangzhou Jinyi Zhujiang could materially and adversely affect our business, financial condition and results of operations

The supply of major imported movies and domestic movies in China comes primarily through cinema circuits. Individual cinema operators would normally need to join a cinema circuit in order to obtain a film print for screening.

The Company joined two cinema circuits, namely Guangzhou Jinyi Zhujiang and Huaxia Film to obtain film prints for screening at our cinemas, and Guangzhou Jinyi Zhujiang was our single largest supplier. During the last two and a half years, purchases from Guangzhou Jinyi Zhujiang accounted for 86%, 90% and 96% of our total purchase of move exhibition rights and prints for the six months ended June 30, 2021 and two years ended December 31, 2020 and 2019, respectively. We cannot guarantee that we will be able to continue our business with Guangzhou Jinyi Zhujiang or any other cinema circuits with the similar pricing and other terms we currently achieve, which may result in disruption to our cinema operation and hence a decrease in our cinema box office income. If such circumstances occur, our business, financial condition and results of operations would be materially and adversely affected.

We incurred net losses in the six months ended June 30, 2021 and year of 2020 and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We incurred net losses $761,794 and $2,415,052 for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. In addition, we have generated negative cash flows from operating activities of approximately $1.8 million for the year ended December 31, 2020. Our auditors have substantial doubt as to our ability to continue as a going concern, and that we believe cash on hand and cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support, however, there is no assurance such funding will be available when the Company needs it in the future.

We rely on our information technology systems and any failures in these systems could disrupt our operations, damage our reputation and cause losses

Our business operations rely on the theatre management systems for the digital cinema workflow, which centralize the management of auditorium and projection functions. We also rely on our ticketing and payment system, to support on-line ticket booking, payment and recording of cinema box office income for the purposes of more efficient screening and ticketing management.

Any failure of our information technology systems to perform as we anticipate, such as breakdown, malicious attacks, viruses or other factors, could severely impair several aspects of our operations including, but not limited to, jeopardizing confidential information processed and stored in, transmitting through our computer systems and networks, causing interruptions and malfunctions in the movie screening in our cinemas and our operations, or interfering with the customers’ use of internal or external technologies of our online services. As a result, our competitiveness, financial position, results of operations and brand reputation could be materially and adversely affected.

We derive a significant portion of our revenues through a small number of ticketing platforms

Our customer are moviegoers who are general public. We cooperate with certain third-party ticketing platforms in order to facilitate ticket selling and reach wider audiences. During the six months ended June 30, 2021 and years ended December 31, 2020 and 2019, there were no customers that accounted for more than 10% of net revenues.

We cannot assure you that our major customers/ticketing platforms will continue to transact with us at the same or increased levels or at all. If one or more such major customers were to cease to conduct business with us and we were unable to expand our business with existing customers or engage new customers, we may experience low growth or no growth at all and our business, financial condition and results of operations would be materially and adversely affected.

We cannot assure you that we will be able to retain our existing customers or procure new customers at desired levels or at all. A decision made by a major customer/ticketing platform, whether motivated by competitive considerations, economic conditions or otherwise, to reduce its purchases from us or any other adverse change in our business relationship with the customer could have a material adverse effect on our business, financial condition and results of operations.

A decline of customers traffic in shopping malls where our cinemas are located and their migration to online shopping could negatively affect the attendance to our cinemas which could adversely affect the Company’s business and financial condition.

Most of our cinemas are currently located in large shopping malls and a significant of attendance to our movies are the customers of the shopping malls.  As consumers continue to migrate online, a trend that has accelerated with the COVID-19 pandemic, there could be less customers visiting the shopping malls.  Any decline of customers traffic in the shopping malls could reduce the attendance of cinemas and negatively affect the attendance to our cinemas, which could negatively affect the Company’s business and financial conditions.

We are subject to uncertainties related to new technologies, including the potentially high costs of re-equipping cinemas

To compete with other cinema operators and increase our profitability, we invest and adopt technical advancements in sound and projection technologies, and satisfy the audience’s changing demands regarding comfort and amenities. There have been constant changes in the film production which require us to continuously upgrade or change our facilities and equipment. As a result of any such change, we may have to incur substantial expenses, which may decrease our profitability and have an adverse effect on its business, financial condition and results of operations.

We develop and operate our cinemas on leased commercial properties with leasing agreements. Failure to renew such leases on commercially acceptable terms would adversely affect our profitability or even result in business disruption.

We develop cinemas on leased commercial properties with leasing agreements that have valid periods between 15 and 20 years. The leasing agreements often provide for right of first renewal, provided that we remain in compliance with the terms of the leasing agreements. Notwithstanding compliance, there is no guarantee that we will be able to renew these leasing agreements upon their expiry on commercially acceptable terms. If we encounter substantial rental increment, we may experience cashflow problems and we may need to obtain financing or adjust our working capital. This may disrupt our business expansion plan and reduce our cash available for other purposes.

We pay our leases primarily at a fixed monthly minimum rent payment. Certain of our leases are subject to monthly percentage rent only, which is accrued each month based on actual revenues. Certain of our cinemas require payment of percentage rent in addition to fixed monthly rent if an annual target revenue level is achieved. As a result, our ability to lower rent is restricted. For the years ended December 30, 2020 and 2019, our rental expenses in relation to the commercial properties leasing agreements for cinemas were approximately $793,500 and $1,071,000 respectively. We believe that our leasing expenses are likely to continue to increase as a result of the scarcity of commercial properties with premium locations and overall increase in property prices in China, which may adversely affect our profitability. From time to time, we may undertake specific obligations upon request from the landlords, including (i) restrictions on developing additional cinemas within a certain distance of the relevant property; (ii) providing promotion or discount to selected customers upon request from the landlords and (iii) obtaining approval from the landlord prior to organizing large-scale marketing activities in the cinema. There is no assurance that these additional obligations will not bring extra costs or have adverse effect to our business plan, under which circumstance, our business, financial condition and results of operations could be materially and adversely affected.

We have to maintain or renew statutory licenses, permits and approvals as required to operate our business and any delay or inability to obtain the same may have a negative impact on our business

The PRC government extensively regulates motion picture exhibition industry, including the licensing and permit requirements pertaining to, companies in the industry. These file exhibition-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Although we believe that we have obtained necessary license to practice our file exhibition business, we cannot assure you that we will be always able to meet all of requirements in the future to renew the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. Any delay or inability to obtain the same may have a negative impact on our business.

We face risks associated with the future development of new cinemas

In addition to our existing cinemas, we plan to establish new cinemas including those stated in the Use of Proceeds. We face risks when developing new cinemas which could adversely affect our financial position and our results of operations, including but not limited to the following:

(i)the budgeted resources for developing new cinemas may be inadequate and we may incur cost overruns;

(ii)we may incur significant capital expenditure in new movie screening technologies which could result in cost overruns;

(iii)delays in the scheduled opening of new cinemas for any reason, including construction delays, delays in receipt of government approvals or delays in delivery of equipment by suppliers;

(iv)market potential of new theatre sites cannot be precisely determined and newly constructed theatres may not perform to our expectations, thus our new cinemas may not achieve the requisite levels of patronage projected by us at the project evaluation stage;

(v)our new cinemas may face competition from unexpected sources and the markets in which such cinemas are located may deteriorate over time; and

In addition, if we are unable to manage the growth we achieve from our new cinemas, our results of operations, financial conditions and the implementation of our business strategy may also be adversely affected.

We offer prepaid cards to individual consumers and receive payment. Since we did not make filings with the relevant authority, we face risks associated with our prepaid card business.

According to the Administrative Measures on Single-purpose Commercial Prepaid Cards (Trial) promulgated by the Ministry of Commerce on September 12, 2012 which was amended and became effective on August 18, 2016, if a company which mainly engages in the retail, accommodation and catering and residential services industry issues prepaid cards, it shall file records with the relevant commerce administrative authorities within 30 days from the date of carrying out the prepaid cards businesses and if such company fails to file records in the prescribed time after receiving the notice from the relevant authorities, it might be subject to a penalty from RMB10,000 to RMB 30,000.

We offer prepaid cards without making the filing with the relevant authority in advance. After consulting with the Guangzhou Municipal Commerce Bureau, the authority takes the view that the main function of our prepaid card is to purchase movie tickets which does not belong to the scope of retail, accommodation and catering and residential services industry subject to the Administrative Measures on Single-purpose Commercial Prepaid Cards (Trial), so we are not required to file records at present.

However, we may be required to file records with local commerce authorities if the authority takes a different view in the future or the function of our prepaid cards or our business scope exceeds the aforementioned range. Accordingly, if the relevant authorities determine that we shall file records for our prepaid cards or suspend our prepaid card business in the future, our business, financial condition, and results of operations may be adversely affected. As of the date of this prospectus, our PRC subsidiaries have never received any demand or order to file records for prepaid cards from the competent authorities.

We may not be able to sustain effective implementation of our business strategies

We intend to utilize some of the proceeds from this offering in the expansion of our cinema network by development of new cinemas in existing or new locations. Success of our business will depend greatly on our ability to effectively implement our business strategies. While we have generally been successful in execution of our business strategies in the past, there can be no assurance that we will be able to execute our strategies on time and within the estimated budget in the future. The performance of our new cinemas may not meet our expectation as a result of the changes in the assumed market conditions and customer tastes and preferences, all of which are hard to predict. The successful implementation of our business strategies poses challenges to our capability to allocate management and capital resources and is subject to various risks beyond our control, including potential difficulties in the retention and assimilation of experienced personnel, lack of experience and knowledge in the geographic markets we intend to develop, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenue to offset costs and expenses. If we are unable to successfully implement our business strategies, this may have an adverse effect on our business, financial position and results of operations.

An increase in the use of alternative movie distribution channels and competing forms of entertainment may drive down movie theatre attendance, limit the ticket prices and negatively impact our revenue

We face competition for audience from a number of alternative movie distribution channels, such as home theater video, pay-per-view, cable television, video-on-demand, satellite television channels and, in particular, online streaming and downloading services. These alternative movie distribution channels may offer more flexible screening schedules and lower costs compared with traditional cinemas, which may make audience more likely to choose alternative channels over traditional cinemas.

Moreover, we also compete with other forms of entertainment, including concerts, sporting events, amusement parks, games and social media. In recent years, to increase the audience’s willingness to go to the cinema, technical innovation in the motion picture exhibition industry can be seen in both the creation of content and the mode of screen, in particular, the production of 3D movies and movies suitable for watching on a huge screen. However, there is no assurance that the public will continue to watch movies in the cinemas in light of the advancement of alternative movie distribution channels and competing forms of entertainment. A significant increase in the popularity of these alternative movie distribution channels and competing forms of entertainment could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to obtain sufficient funds on time or on favorable terms for our business operations

We may have to invest a large amount of capital in developing new cinemas, upgrade or renovation of existing cinemas’ facilities, so as to enhance the competitiveness of our cinemas and increase our brand awareness. Historically, we have funded our capital expenditures through a combination of bank loans, shareholders’ contribution, and cash generated from operations. However, there is no assurance that we could have sufficient capital resources to fund our operations or we could obtain sufficient bank loans in time or with favorable terms, or at all. The occurrence of such circumstance may materially and adversely affect our business, financial condition and results of operations.

We have not made adequate social insurance contributions for all employees of our PRC subsidiaries as required by PRC regulations, which may subject us to penalties

According to the Social Insurance Law of the PRC (the ‘‘Social Insurance Law’’) promulgated by the Standing Committee of the National People’s Congress (the ‘‘Standing Committee’’) on December 29, 2018 which became effective on December 29, 2018, there are five basic types of social security insurance, which include basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance (collectively known as “social insurance”). Both employees and employers make contributions for the first three kinds of insurances and only employers make contributions for the latter two kinds, which means the employers must pay all or a portion of the social insurance premiums for their employees. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums shall not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount. The requirement of social insurance has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

However, our PRC subsidiaries did not fully comply with the relevant requirements and have not made social insurance contributions in full to the social insurance scheme for our employees of our PRC subsidiaries, which has a shortfall of RMB   approximately $137,752 (RMB 936,625). We may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If we fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon us and file applications to competent courts for compulsory enforcement of payment and deposit. As of the date of this prospectus, the aggregate amount of underpayment of insurance contributions was approximately $137,752 (RMB 936,625), with an estimated maximum late fees of approximately $42,347 (RMB 290,602) and penalty of approximately $413,256 (RMB 2,809,876). Therefore, the aggregated amount of potential liability related to this noncompliance is estimated to be $593,355 (RMB 4,037,103). Accordingly, if the relevant PRC authorities determine that we shall make up outstanding social insurance contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance contributions in full for our employees, our business, financial condition, and results of operations may be adversely affected. However, as of the date of this prospectus, our PRC subsidiaries have not received any demand or order from the competent authorities.

However, as of the date of this prospectus, the relevant local authorities confirmed in writing that no records of violation were found on part of our PRC subsidiaries, namely Chunghei Culture, Guangzhou Star Dream and Baiyun Branch of Guangzhou Star Dream for social insurance contribution obligations. Further, these PRC subsidiaries have never received any demand or order for making supplemental social insurance from the competent authorities. Based on the aforementioned facts, our controlling shareholder Mr. Yihong Pan has agreed to indemnify us for, among other things, settlement of shortfalls and late fees in relation to the underpaid social insurance contributions, however, there is no assurance that Mr. Pan will be able to settle such shortfalls and late fees timely or at all. We believe our revenue and income will be able to cover the anticipated shortfalls of employees' social insurance as well as the late fees. According to Social Insurance Law of the PRC, our PRC subsidiaries are the first responsible persons to make such payments of the shortfalls and fees according to the Social Insurance Law of the PRC and Mr. Yihong Pan will indemnify and reimburse our PRC subsidiaries for such amount. If our PRC subsidiaries have to pay such shortfalls and fees and Mr. Pan is not able to indemnify and reimburse them for such amount, our financial condition and liquidity position could be materially and adversely affected if this occurs and, as a result, our business and prospects would be materially and adversely affected.

We did not timely make the necessary housing provident fund contributions for all employees of our PRC subsidiaries as required by PRC regulations, which may subject us to penalties

Under the Administrative Regulations on the Housing Funds, it is required for our PRC subsidiaries to undergo certain registration procedures and to make housing provident fund contributions together with their entitled employees with effect from the Housing Accumulation Fund Management Center. Moreover, the employers must timely make all housing provident fund contributions and the contribution payment shall not be overdue or underpaid.

Where an employer fails to undergo the registration procedures of housing provident fund, the competent Housing Accumulation Fund Management Center shall order it to complete the registration procedures within a prescribed time limit. If the employer fails to complete the registration procedures within the time limit, a fine range from RMB10,000 to RMB 50,000 shall be imposed. Where an employer fails to make timely or full amount of housing provident fund contributions, the housing provident fund management center shall order it to make the outstanding contribution within a prescribed time limit. If the employer fails to make the contribution within the time limit, the relevant housing provident fund authority may apply to the court for enforcement of the unpaid amounts.

Our PRC subsidiaries did not timely undergo certain registration procedures and make the necessary housing provident fund contributions for their employees , approximately 57 employees in year 2019, 44 employees in year 2020, 33 employees in the first half year of 2021. As of the date of this prospectus, the aggregate amount of underpayment of employee housing provident funds was approximately $78,824 (RMB 539,079. Therefore, if the housing provident fund management center order us to make the outstanding contribution, the aggregated amount of potential liability related to this noncompliance is estimated to be approximately $78,824 (RMB 539,079). To comply with requirement of the Administrative Regulations on the Housing Funds, our PRC subsidiaries have completed certain registration procedures with the competent Housing Accumulation Fund Management Center for our PRC subsidiaries and began to make the necessary housing provident fund contributions for all employee of our PRC subsidiaries since October 2021. However, our PRC subsidiaries may be ordered by the Housing Accumulation Fund Management Center to make up the previously shortfall within a time limit. If our PRC subsidiaries fail to pay such amounts within the time limit, the relevant housing provident fund authority may apply to the court for enforcement of the unpaid amounts.

As of the date of the prospectus, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities related to the housing provident fund contribution obligations of our PRC subsidiaries. Although our controlling shareholder Mr. Yihong Pan has agreed to indemnify us for, among other things, settlement of shortfalls and late fees of housing provident fund, there is no assurance that Mr. Pan will be able to settle such payments timely or at all. We believe our revenue and income will be able to cover the anticipated shortfalls of employees' housing provident fund contribution as well as the late fees. According to the Administrative Regulations on the Housing Provident Fund, our PRC subsidiaries are the first responsible persons to make such payments of the shortfalls and fees according to the Administrative Regulations on the Housing Provident Fund and Mr. Yihong Pan will indemnify and reimburse our PRC subsidiaries for such amount. If our PRC subsidiaries have to pay such shortfalls and fees and Mr. Pan is not able to indemnify and reimburse them for such amount, our financial condition and liquidity position could be materially and adversely affected and, as a result, our business and prospects would be materially and adversely affected.

Our results of operations are generally subject to seasonal fluctuations and may be unpredictable

Our revenues have generally been seasonal because of the way major film distributors release movies. Historically, the most marketable films have been released during the summer holidays, National Day holidays, Spring Festival holidays and Labor Day holidays, when the audience attendance rate at our cinema is generally higher. As a result, our revenue is higher during the corresponding periods.

Furthermore, poor performance of films released to the market, or a disruption in the release of films during these periods, could adversely affect our financial results for the entire fiscal year. An unexpected blockbuster film during other periods can alter the traditional seasonal trend. The timing of movie releases can therefore have a significant effect on our results of operations, and its results for one quarter are not necessarily indicative of the results for any other quarter.

A downturn in the commercial real estate market in the PRC may adversely affect the growth of our cinema network

We conduct our business operations in the PRC and all of our cinemas (except for IDC Baiyun) are located in large shopping malls. The commercial real estate market in the PRC is affected by many factors, including the general political, social and economic conditions, legal environment and changes in the PRC government’s fiscal and monetary policies. In recent years, the PRC property market as a whole experienced fluctuations in response to government policies and trends in the PRC and global economy. Any adverse development in the commercial real estate market in the PRC resulting in a decline in the number of new large shopping malls being built, or any global or PRC economic slowdown or financial turmoil in future, may adversely affect the growth of our cinema network.

Our business processes a certain quantity of personal information, and failure to protect private or sensitive information of customers or improper handling of such information could have a material and adverse effect on our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing application with Nasdaq, financial condition, results of operations, and the offering.

For marketing purpose and customer retention, we have in place a membership loyalty program whereby our members can enjoy all-year round discount when purchasing cinema tickets and participate in activities we organize exclusively for them. We are required to comply with applicable laws and regulations in jurisdictions in which we operate regarding the protection of sensitive personal data, including the collection, use, disclosure, and security of personal information, as well as any requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. PRC regulators have been increasingly focused on regulating data security and data protection, especially as to private or sensitive information. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny, and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

Besides, we face risks inherent in handling and protecting such data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on December 28, 2021, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC.

We are subject to local laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to the data we collected. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future.

Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. On December 28, 2021, the Cybersecurity Review Measures was promulgated by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration issued the Cybersecurity Review Measures, which took effect on February 15, 2022. According to Article.2 of the Cybersecurity Review Measures, critical information infrastructure operators that purchase online products and services and online platform operators conducting any data processing activities that may impact national security as well as any online platform operators controlling the personal information of more than one million users which seek to list on a foreign stock exchange shall file a cybersecurity review with the Office of Cybersecurity Review.

We are currently not subject to cybersecurity review and we believe we are not subject to the cybersecurity review by the CAC or the CSRC for this offering, given that: (i) our Chinese operating entity Guangzhou Start Dream presently maintains far  less personal information than that of one (1) million individual clients in our business operations as of the date of this prospectus; and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and how the PRC regulatory agencies, including the CAC or the CSRC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. After the Cybersecurity Review Measures come into effect, we expect to take all reasonable measures and actions to comply. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. For instance, if the number of individual clients in our business operations increases to or even exceeds one (1) million, we may be still required to undertake a cybersecurity review by CAC or the CSRC. If we are subject to the cybersecurity review, we might not be able to obtain the permit from CAC in a timely manner or at all, which will significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless. Since the interpretation and application of the cybersecurity review standards remain unclear, if we are unable to manage these risks and complete the review. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business and impede our ability to continue our operations.

Our insurance coverage may not be sufficient to cover the risks relating to our operations and potential losses

Our operations are subject to risks which may cause significant injury or damages to person or property. We currently have public liability insurance and property insurance, however, no assurance can be given that our insurance coverage will be able to cover all types of damages to person or property, or be sufficient to cover the full extent of any loss, theft of or damage to property or injury to person for which we may be held liable. Power failures or disruptions, the breakdown, failure or substandard performance of equipment, the destruction of buildings and other facilities due to fire or natural disasters such as hurricanes, severe winter storms, flood, droughts or earthquakes will severely affect our ability to continue our operations and may cause significant property damage and personal injuries. Our existing insurance policies may not be sufficient to compensate us for any losses arising from damage to our cinemas and equipment. In addition, there are certain types of losses, such as those resulting from war, acts of terrorism, earthquakes, typhoons, flooding and other natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. Any events and any losses or liabilities that are not covered by our current insurance policies may have a material adverse impact on our business, financial condition, results of operations and prospects.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including to grow our current customers and expand into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●create and maintain brand loyalty;

●develop new ancillary products that appeal to consumers;

●maintain and, to the extent necessary, improve our high standards for customers viewing experience and satisfaction;

●identify and successfully enter in new geographic areas and market segments.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.

Our interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any interim period are not necessarily an indication of future performance. Fluctuations in interim results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our interim financial results include:

●our ability to attract new customers and retain existing customers;

●the availability, diversity and appeal of motion pictures and rate of audience attendance;

●the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and cinemas

●our decision to manage customers volume growth during the period;

●the impact of competitors in movie distribution business or competition from other forms of entertainment and services;

●increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●changes in the legal or regulatory environment or proceedings, or enforcement by government regulators, including fines, orders or consent decrees;

●the timing of expenses related to the development or acquisition of technologies or businesses.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand and business effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products and services. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies and services of the acquired business;

●	inability of the acquired technologies, or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our system and operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our existing products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor disputes or additional compensation costs.

The remuneration we pay to our employees in general consists of basic salary, subsidy and performance bonuses subject to different departments. For marketing staff, a great proportion of their remuneration is the performance bonus. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary for our employees in China has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such case, we may be faced with labor disputes or additional compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, technology, risk management, financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products and services could be damaged, resulting in a material adverse effect to our business.

The motion picture exhibition industry is regulated extensively in China, and our production, distribution and exhibition of films are subject to various PRC laws, rules and regulations.

In accordance with the Regulations on Administration of Films which became effective on February 1, 2002,the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004 and the Film Industry Promotion Law of the PRC which became effective on March 11, 2017, production, distribution, import and exhibition of films are subject to licenses issued by the State Administration of Radio, Film and Television, or the SARFT, and/or its local counterparts. Movie theaters must obtain a Film Exhibition License for exhibition of films and a Certificate for Digital Film Exhibition Equipment and Technology for exhibition of digital films. In addition, other aspects of the motion picture exhibition industry, including the contents of films and scripts, the foreign investment in the industry, the exhibition time for different types of films by movie theaters, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

 If we are found to be in violation of these laws, rules or regulations, PRC governmental authorities could impose penalties on us, including fines of five to ten times income or up to RMB500,000, confiscation of relevant films, equipment or income and suspension of operations. In circumstances of serious violations, the PRC government may revoke a violators license and criminal liabilities may be prosecuted. As of the date of the prospectus, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities related to our operation and we have obtained the necessary licenses for exhibition of films under PRC laws.

Our business may also be adversely affected by the changes in national or local policies, as well as the laws, regulations and restrictions relating to motion picture exhibition industry, and there can be no assurance that the PRC government will not change the existing laws or regulations, adopt additional or more stringent laws or regulations or impose restrictions applicable to us and our business operations. Any changes to such laws and regulations or their interpretation or enforcement may expose us to the risk of non-compliance and may require us to conform our activities and operations to comply with such laws and regulations. We cannot predict the nature of such future laws, regulations, interpretations or applications, nor can we predict their impact on our business.

Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations.

Operation of movie theaters subjects us to additional regulatory requirements, including complying with pre-screening film advertising regulations and obtaining and maintaining licenses to exhibit movies and concessions sales.

Each movie theater is required to obtain a public facility hygiene permit. Movie theaters selling food or beverages to their audiences must also obtain certain food operation permits and hygiene permits and comply with hygiene and food safety related requirements. Pursuant to the Food Safety Law of the PRC, which was promulgated on February 28, 2009 and was modified and effective from April 29, 2021, sale of food or beverages requires a Food Operation Permit issued by the relevant administration for food safety supervision, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Our movie theaters sell both packaged and unpackaged foods and all of our movie theaters have the currently valid Food Operation Permits, Catering Service Permits and Hygiene Permits.

Failure to obtain a public facility hygiene permit may result in fines of up to RMB3,000. Failure to obtain food operation permits may result in penalties, including confiscation of food, income and equipment, and fines of five to ten times the value of the food sold if the value exceeds RMB10,000 or fines from RMB2,000 to RMB50,000 if the value of the food sold is below RMB10,000. Moreover, each movie theater is required to undergo fire control acceptance inspections by the local public security bureau after the completion of its construction and obtain an approval to commence operations from the local public security bureau prior to being opened to the public. Although all our movie theaters have passed the required fire protection acceptance inspections, failure to obtain the required approvals for fire protection may result in penalties, including suspension of the use or operation of the movie theater and fines from RMB30,000 to RMB300,000.

If we fail to obtain any of the business permits or licenses required for the operation of our business or renew such permits or licenses after its expiration, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. The Company encourages and recognizes the value of innovation by each employee and strives to attract and retain employees through benefit programs and learning and development opportunities that support career growth of its employees. The Company encourages employees to rotate their positions to learn entire motion picture exhibition business, promotes employees' communication and cooperation, respects the opinions of each employee in decision-making process of the management. The Company encourages employees' innovative business ideas, allows employees to fail, and regularly organizes employee trainings. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology (“IT”) systems to sophisticated and targeted measures known as advanced persistent threats. While we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, management training, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems for your online ticket sales), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. While no cybersecurity attack to date has had a material impact on our financial condition, results of operations or liquidity, the threat remains and the potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in technology, development and know-how, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

Piracy of films, including digital and Internet piracy, may reduce the gross receipts from the exhibitions of films at our cinemas.

Film piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of films into digital formats. In particular, unauthorized copying and piracy are prevalent in China, whose legal systems may make it difficult for us to enforce our intellectual property rights. As a result, the creation, transmission and sharing of high quality unauthorized copies of films during or prior to theatrical release have proliferated. This proliferation has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we received from our exhibition of films.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with all our employees and officers as well as non-compete agreements with our executive officers to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulations Relating to Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all and we might have to invest on research and development on our own technologies in such areas.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and creations. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed in our cinemas or in other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have much experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

 Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our business operations are conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, cybersecurity, anti-monopoly, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things, and such change of rules and policies can happen quickly with little advance notice. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

The Company’s sales, purchases and expense transactions are mostly in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for motion picture industry and materially and adversely affect our business and results of operations.

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for: (i) tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security; (ii) enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and (iii) extraterritorial application of China’s securities laws.

As of the date of this prospectus, there are no laws, regulations or other rules that are in effect requiring our China based operating entities to obtain permission or approvals from Chinese authorities to list on U.S. exchanges, and neither we nor our China based operating entities have received or were denied such permission. However, there is a risk that we or our China based operating entities will not receive or be denied permission from Chinese authorities to list on U.S. exchanges in the future, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Besides, pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We currently are not subject to any labor disputes or related query, investigation or interference by a PRC governing body. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims, as a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our Ordinary Shares. In addition, if the regulations in China change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert control over the business and assets of our subsidiaries in China which conduct all or substantially all of our business and operations.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and, and cause the value of our securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business in China is subject to various government and regulatory interferences. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our securities.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list and trade on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company. We conduct substantially all of our business through our indirectly wholly owned subsidiary incorporated in China and we may rely on dividends and other distributions on equity to be paid by our wholly-owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. The payment of dividends by entities established in China is subject to limitations. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. We may also sell our Ordinary Shares, as this offering, or request our founder Mr. Yihong Pan to advance funds on our behalf to meet our cash and financial requirements, although there can be no assurance that we will be able to do so.

Under PRC laws and regulations, each of Chunghei Culture and Guangzhou Star Dream is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly-owned PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our wholly-owned PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans by us to our wholly-owned PRC subsidiaries, which are treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our wholly-owned PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the PRC Ministry of Commerce or its local counterpart. With respect to the proceeds we expect to receive from this offering, they will be a capital contribution to Chunghei Culture. Thus, Chunghei Culture would, within 30 days from occurrence of the change in registered capital and total investment amount, fill in and submit online a “Filing Declaration Form for Change of Foreign Investment Enterprise” and related documents, and complete filing formalities for the change through the integrated management system. In addition, we will finance the activities of Guangzhou Star Dream with the proceeds from this offering in RMB from Chunghei Culture to Guangzhou Star Dream.

On March 30, 2015, SAFE issued the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015, and which abolished and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the “conversion-at-will” of the foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of the foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the following negative list: (a) directly or indirectly for expenditures outside of its business scope or expenditures prohibited by national laws and regulations; (b) directly or indirectly for investment in securities, except as otherwise prescribed by applicable laws and regulations; (c) directly or indirectly for the disbursing RMB entrusted loans (other than as permitted in its business scope); (d) for repayment of inter-corporate borrowings (including money advanced by third parties) and the repayment of certain RMB bank loans that have been sub-lent to third parties; and (e) for the expenditures related to the purchase of real estate which is not for self-use, unless it is a foreign-invested real estate enterprise. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected.

We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between The Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as HK Cine will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the State Administration of Taxation regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts, patent and copyright certificates and other information. As a result, although our PRC subsidiary Chunghei Culture is wholly owned by HK Cine, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by Chunghei Culture. If HK Cine cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiary to us, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. All of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, all of our directors and officers reside outside of the United States. The laws of Cayman Islands and the laws of the British Virgin Islands may differ in some respects from that of the United States or other jurisdictions. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman and PCAOB Chairman, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.

On August 6, 2020, the President’s working group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s working group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that the SEC Chairman had directed the SEC staff to prepare proposals in response to the report of the President’s working group, and that the SEC was soliciting public comments and information with respect to the development of these proposals.

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the Act was signed into public law by the President of the United States. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, SEC announced it has adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

Under the Act, our Ordinary Shares may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On September 22, 2021, the PCAOB adopted a final rule implementing the Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions, however, our auditor is not subject to such determination as it is headquartered in New York and has been inspected by PCAOB.

The enactment of the Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

We are a company headquartered in mainland China. Our independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, Wei, Wei & Co., LLP, is headquartered in New York City, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price for our securities.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues from domestic sales and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive principally all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands will rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

 The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for our listing and trading of our Ordinary Shares on the Nasdaq in the context of this offering, given that we established our PRC subsidiaries by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share and we may not be able to negotiate a transaction that is acceptable to our Shareholders or sufficiently protect their interests in a transaction.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name, and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary.

All our current shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. Also, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when our Company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25% and PRC withholding tax at the rate of 10.0% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business.. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that the actual management team of our Company or any of our subsidiaries registered outside of China is based in the territory of China, we or such subsidiary would be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes, which may cause unfavorable PRC tax consequences to us. As a PRC resident enterprise, we or such subsidiary will be subject to PRC enterprise income tax at a rate of 25% on its world-wide income, which may materially reduce our net income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% enterprise income tax on its global income may increase our tax burden.

In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of our Ordinary Shares, that are non-resident enterprises. Further, non-resident enterprise shareholders (including our Ordinary Shares holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of Ordinary Shares if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders (in each case, subject to the provisions of any applicable tax treaty) from the sale of our shares may be subject to a 20% PRC withholding tax. It is unclear whether non-PRC-based shareholders of our Company would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20%. PRC tax liability may vary under applicable tax treaties. However, it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, our Company has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

 Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide products or services to us or with whom we associate, especially those entities located in China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Besides, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“Bulletin 37”), which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on Nasdaq.  If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on Nasdaq, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

Our chief executive officer, Yihong Pan with his brother will be able to control and exert significance influence over our company following this offering, and their interest may be different from or conflict with that of the holders of our Ordinary Shares.

Our Chairman of Board and Chief Executive Officer, Mr. Yihong Pan and Fu Ching Holdings Limited, a company wholly owned by Mr. Yimin Pan, the brother of Mr. Yihong Pan together will control more than 50% of the voting power of our Company after the offering. As more than 50% of the voting power for the election of directors is held by Mr. Pan and his brother following this offering, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. See “Principal Shareholders.” In addition to the elections of our directors, Mr. Pan and his brother are and will continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Mr. Pan and his brother’s interest might not always be aligned with the interests of our other shareholders.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Because more than 50% of the voting power for the election of our directors will be controlled by our Chief Executive Officer and chairman, Mr. Yihong Pan and his brother following the completion of the offering, we will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Pan and his brother control more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese motion picture exhibition markets;

●	our capability to catch up with the technologies and innovations in the industry;

●	changes in the economic performance or market valuations of other motion picture exhibition companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our ordinary share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our wholly owned PRC subsidiaries, which may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current memorandum and articles of association and by the Companies Act (2021 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are seeking to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●

a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●

The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our memorandum and articles of association, as amended, contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

Our amended and restated memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in the public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we are required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Prior to this offering, we are a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 unrestricted round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% of the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the motion picture exhibition marketplace in China;

●	fluctuations in interest rates;

●	our expectations as to increase of customers;

●	our expectations regarding demand for and market acceptance of services;

●	our expectations regarding our relationships with suppliers and cinema circuits;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	impact of COVID-19 on our business and financial conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the motion picture exhibition industry in the era of COVID-19 pandemic results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[       ] per Ordinary Share, which is the midpoint of the price range shown on the front page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of $[       ].

We plan to use the net proceeds of this issue as follows:

●	Approximately $[ ] to [ ];

●	Approximately $[ ] to [ ]; and

●	Approximately $ [ ] to [ ]; and

●	The remaining balance for general corporate purposes, which may include working capital requirements.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to our Ordinary Shares and this Offering —You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.”

In utilizing the proceeds of this issue, according to Chinese laws and regulations, we can only provide funds to our Chinese subsidiaries through loans or investment. On the premise of meeting the applicable requirements for government registration and approval, we can provide inter-company loans to our Chinese subsidiary within the statutory limit or provide additional capital contributions to our Chinese subsidiaries to finance their capital expenditure or working capital. We cannot assure you that if we do, we will be able to get the government registration or approval in time. See “Risk Factors - Risks Related to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We plan to use approximately $0.80 million out of the proceeds to pay the costs and expenses associated with being a public company. This portion of the offering proceeds will be immediately available to us following the closing of the offering as it will not be remitted to China.

Approximately $[       ] million of the proceeds will be immediately remitted to China following the completion of this offering to fund the registered capital of Chunghei Culture. Except that, in using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our Chinese subsidiaries only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file with MOFCOM or its local counterparts. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the amount that equals to 2.5 times of the shareholders equity of the borrower. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries.

Current PRC regulations permit Chunghei Culture to pay dividends to HK Cine only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our subsidiaries in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. HK Cine may be considered a non-resident enterprise for tax purposes, so that any dividends Chunghei Culture pay to HK Cine may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Guangzhou Star Dream to Chunghei Culture, and the distribution of such payments to HK Cine as dividends from Chunghei Culture. Certain payments from Guangzhou Star Dream to Chunghei Culture are subject to PRC taxes, including business taxes and value-added taxes. In addition, if Guangzhou Star Dream incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between The Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% the recipient of the relevant dividends qualifies certain necessary requirements including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Chunghei Culture to its immediate holding company, HK Cine. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HK Cine intends to apply for the tax resident certificate if and when Chunghei Culture plans to declare and pay dividends to HK Cine. See “Risk Factors—Risks Relating to Doing Business in China— We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

CAPITALIZATION

The following tables set forth our capitalization as of June 30, 2021:

●	on an actual basis;

●

on an unaudited adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[     ] per share, after deducting the underwriting discounts,  non-accountable expense allowance and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2021
Shareholders’ Equity	Actual*		As adjusted
	(Unaudited)
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding*	$		$
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 13,796,053 shares issued and outstanding as of June 30, 2021*		1,380
Additional paid-in capital		3,957,490
Statutory reserves		221,788
Deficit		(1,731,643)
Accumulated other comprehensive loss		(380,890)
Total Shareholders’ Equity		2,068,125
Total Capitalization		$2,068,125	$

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on [ ], 2022.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of June 30, 2021, was $2,057,623, or $0.06 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

Dilution to New Investors if the Offering Amount is Sold

After giving effect to our sale of [      ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[      ] per Ordinary Share, after deduction of the underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2021, would have been $[     ] million, or $[      ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[       ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[      ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

Amount
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of December 31, 2021	$
Net tangible book value per Ordinary Share after private placement	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[  ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[  ] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[  ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[     ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of December 31, 2021, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses.

	Ordinary Shares purchased			Total consideration		Average price per Ordinary
Name	Number	Percent		Amount	Percent	Share
($ in thousands)
Existing shareholders			%	$
New investors			%
Total			%	$

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholder’s equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5250	6.9618	6.9042	6.9081

	June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020
Foreign currency	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.4566	6.4702	7.0322

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

The Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Travers Thorp Alberga, our counsel as to Cayman Islands and British Virgin Islands law, Allbright Law Offices, our counsel as to PRC law, and Stevenson, Wong & Co., our counsel as to Hong Kong law have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, China and Hong Kong, respectively, would:

●

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Cayman Islands

We have been advised by Travers Thorp Alberga that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) has not been obtained by fraud; and (vi) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

British Virgin Islands

The courts of the British Virgin Islands will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•        the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•        is final and for a liquidated sum;

•        the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•        in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•       recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•        the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, the British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

We expect that in the event of a voluntary liquidation of the company, after payment of the liquidation costs and any sums then due to creditors, that the liquidator would distribute our remaining assets on a pari passu basis.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Business Companies Act of the British Virgin Islands (as revised from time to time).

PRC

Allbright Law Offices has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. In China, there are significant legal and other obstacles to obtain information needed for investigations or litigation originated outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Although in 2017 an intermediate court of Wuhan, Hubei Province recognized and enforced the judgment from a Los Angeles Court, based on reciprocal treatment because a California court recognized and enforced a judgment of Hubei Province, China, in 2009, such recognition and enforcement is case specific and did not set as a binding precedent. There is no guarantee for further recognition and enforcement in the future. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

Hong Kong

We have been advised by Stevenson, Wong & Co. that a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be recognised and enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a definite sum of money (not being taxes or similar charges to a foreign government taxing authority, penalties or multiple damages) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (i) it was obtained by fraud; (ii) the proceedings in which the judgment was obtained were opposed to natural justice; (iii) its recognition or enforcement would be contrary to Hong Kong’s public policy; (iv) the court of the United States was not jurisdictionally competent; or (v) the judgment was in conflict with Hong Kong law or a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

CORPORATE HISTORY AND STRUCTURE

Cine Top Culture Holdings Limited. (“Cine Holdings” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on February 27, 2018 as a holding company. The Company, through its wholly owned subsidiaries, operates high-end cinemas in China.

A reorganization of the Company’s legal structure (“Reorganization”) was completed on January 5, 2022. The Reorganization involved the Company, Cine Top Culture Investment Limited, which was incorporated as a business company under the laws of British Virgin Islands on April 24, 2018, Hong Kong Cine Top Holdings Limited, a Hong Kong holding company incorporated on May 29, 2018, Guangzhou Chunghei Culture Co., Ltd. A wholly foreign-owned entity (“WFOE”) by HK Cine incorporated under the laws of China on September 3, 2012 and Guangzhou Star Dream Cinema City Co. Ltd., a wholly owned subsidiary of Chunghei Culture incorporated under the laws of China on November 16, 2012.

On November 10, 2019, the shareholders of Chunghei Culture (“Chunghei Shareholders”) entered into a Share Transfer Agreement to transfer 100% shares of Chunghei Culture to HK Cine, a wholly owned subsidiary of the Company, for a consideration of RMB 27,000,000 (the “Purchase Price”), and the Purchase Price was not paid by HK Cine to Chunghei Shareholders at the time of the transfer.

On January 5, 2022, certain shareholders of the Company (the “Buyers”) entered into Share Subscription Agreements with the Company, according to which, the Buyers subscribed 13,500,000 Ordinary Shares of the Company in the consideration of $3,832,785 ("Subscription Amount”). The Buyers are wholly owned by certain Chunghei Shareholders who own 100% receivable of the Purchase Price owed by HK Cine. On the same day, the Company, HK Cine, certain Chunghei Shareholders and Buyers entered into a Credit and Debt Repayment Agreement, according to which, the parties agree that HK Cine will repay the Purchase Price with Subscription Amount owed to the Company. The reorganization of the Company’s legal structure (“Reorganization”) was completed on January 5, 2022.

Since Chunghei Culture and its subsidiaries are effectively controlled by the same controlling Shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Cine Investment	April 28, 2018	BVI	100	Holding Company
HK Cine	May 29, 2018	Hong Kong	100	Holding Company
Chunghei Culture	September 3, 2012	Guangzhou, China	100	Holding Company
Guangzhou Star Dream	November 16, 2012	Guangzhou, China	100	Operation of Cinemas

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus and immediately upon the completion of this offering:

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●

our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

 Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at Suite 401, No. 381, Panyu Avenue North Nancun County, Panyu District, Guangzhou City, China 511442. Our telephone number at this address is +86-20-3919-3288. Our registered office in the Cayman Islands is located at the offices of Ocorian Trust (Cayman) Limited, P.O. Box 1350, Windward 3, Regetta Office Park, Grand Cayman, KY1-1108 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.______.com. The information contained on our website is not a part of this prospectus.

Recent Developments Related to the COVID-19 Outbreak

The Company primarily conducts its business operations in the PRC and it has been in compliance with governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19 and as a precaution to help ensure the health and safety of the customers and staff. Our offices and cinemas were closed at the end of January 2020, and remained closed as a result of the outbreak until July 2020. Our office and cinemas are now fully open and have resumed ordinary operations. In 2021, COVID-19 had materially and negatively impacted box office in China due to the temporary closure for outbreaks caused by new variants, limited seating capacities and social distancing guidelines and it has also caused studios to postpone new film releases or moved them to online streaming and the home video market in lieu of a theatrical release.  The future impact of the COVID-19 virus on us, the motion picture exhibition industry, the broader economies is still uncertain and difficult to predict. As economies start to reopen in certain parts of the world, health and safety for the us and our customers, will increasingly become a focus of concern. Due to the speed and scope with which the COVID situation is developing and evolving and the uncertainty of its duration, new variants, the efficacy and distribution of vaccines and the timing of recovery, almost all of which are beyond our control, therefore, we are not able at this time to predict the extent to which the COVID-19 pandemic may have a material effect on our consolidated results of operations or financial condition for the future.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and comprehensive income (loss) data and selected consolidated statements of cash flows data for the years ended December 31, 2020 and 2019, and the selected consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the Six Months Ended June 30, 2021(Unaudited)
Parent		Subsidiaries	Eliminations	Consolidated Total

Net revenues	$-	$1,865,146	$-	$1,865,146
Loss for equity method investment	$(761,794)	$-	$761,794	$-
Net (loss)	$(761,794)	$(761,794)	$761,794	$(761,794)
Comprehensive (loss)	$(733,717)	$(733,717)	$733,717	$(733,717)

For the year ended December 31, 2020
Parent		Subsidiaries	Eliminations	Consolidated Total

Net revenues	$-	$1,436,297	$-	$1,436,297
Loss for equity method investment	$(2,415,052)	$-	$2,415,052	$-
Net (loss)	$(2,415,052)	$(2,415,052)	$2,415,052	$(2,415,052)
Comprehensive (loss)	$(2,219,279)	$(2,219,279)	$2,219,279	$(2,219,279)

	For the year ended December 31, 2019
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net revenues	$-	$7,784,943	$-	$7,784,943
Income for equity method investment	$482,018	$-	$(482,018)	$-
Net income	$482,018	$482,018	$(482,018)	$482,018
Comprehensive income	$421,283	$421,283	$(421,283)	$421,283

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2021 (Unaudited)
	Parent	Subsidiaries	Eliminations	Consolidated Total

Cash and cash equivalents	$-	$43,475	$-	$43,475
Total current assets	$1,380	$1,385,588	$-	$1,386,968
Investments in subsidiaries	$2,066,745	$-	$(2,066,745)	$-
Total non-current assets	$2,066,745	$14,296,289	$(2,066,745)	$14,296,289
Total Assets	$2,068,125	$15,681,877	$(2,066,745)	$15,683,257
Total Liabilities	$-	$13,615,132	$-	$13,615,132
Total Shareholders’ Equity	$2,068,125	$2,066,745	$(2,066,745)	$2,068,125
Total Liabilities and Shareholders’ Equity	$2,068,125	$15,681,877	$(2,066,745)	$15,683,257

	As of December 31, 2020
	Parent	Subsidiaries	Eliminations	Consolidated Total

Cash and cash equivalents	$-	$87,187	$-	$87,187
Total current assets	$1,380	$1,384,448	$-	$1,385,828
Investments in subsidiaries	$2,800,462	$-	$(2,800,462)	$-
Total non-current assets	$2,800,462	$15,119,793	$(2,800,462)	$15,119,793
Total Assets	$2,801,842	$16,504,241	$(2,800,462)	$16,505,621
Total Liabilities	$-	$13,703,779	$-	$13,703,779
Total Shareholders’ Equity	$2,801,842	$2,800,462	$(2,800,462)	$2,801,842
Total Liabilities and Shareholders’ Equity	$2,801,842	$16,504,241	$(2,800,462)	$16,505,621

	As of December 31, 2019
	Parent	Subsidiaries	Eliminations	Consolidated Total

Cash and cash equivalents	$-	$356,838	$-	$356,838
Total current assets	$1,380	$1,381,555	$-	$1,382,935
Investments in subsidiaries	$5,019,741	$-	$(5,019,741)	$-
Total non-current assets	$5,019,741	$16,211,769	$(5,019,741)	$16,211,769
Total Assets	$5,021,121	$17,593,324	$(5,019,741)	$17,594,704
Total Liabilities	$-	$12,573,583	$-	$12,573,583
Total Shareholders’ Equity	$5,021,121	$5,019,741	$(5,019,741)	$5,021,121
Total Liabilities and Shareholders’ Equity	$5,021,121	$17,593,324	$(5,019,741)	$17,594,704

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2021 (Unaudited)
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net cash provided by operating activities	$-	$178,752	$-	$178,752
Net cash (used in) investing activities	$-	$(1,476)	$-	$(1,476)
Net cash (used in) financing activities	$-	$(221,818)	$-	$(221,818)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net cash (used in) operating activities	$-	$(1,831,683)	$-	$(1,831,683)
Net cash provided by investing activities	$-	$292,865	$-	$292,865
Net cash provided by financing activities	$-	$1,261,402	$-	$1,261,402

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	Eliminations	Consolidated Total

Net cash provided by operating activities	$-	$1,039,725	$-	$1,039,725
Net cash (used in) investing activities	$-	$(1,171,465)	$-	$(1,171,465)
Net cash provided by financing activities	$-	$414,800	$-	$414,800

LONG-TERM INVESTMENTS ROLL-FORWARD

Investments in subsidiaries
As of December 31, 2018	$4,598,458
Equity income during the year	482,018
Foreign currency translation adjustment	(60,735)
As of December 31, 2019	5,019,741
Equity income during the year	(2,415,052)
Foreign currency translation adjustment	195,773
As of December 31, 2020	2,800,462
Equity pick-up during the period	(761,794)
Foreign currency translation adjustment	28,077
As of June 30, 2021 (unaudited)	$2,066,745

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are an operator of high-end cinemas in southern China. Since we commenced our business in 2012, we have been developing and operating cinemas on leased commercial properties and generating revenue mostly from ticket sales of motion pictures screened in our cinemas, concession sales of food and beverages as well as related movie-based merchandise at our cinemas.  We believe that our audiences are attracted to our cinemas by the films we exhibit, the locations of our cinemas and the overall entertainment experience we offer. Our cinemas are located in major commercial districts and residential area and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies.

As of the date of this prospectus, we have four cinemas in operation under our IDC International Cinema brand name through Guangzhou Star Dream, which are IDC Panyu, IDC Baiyun, IDC Zhongshan and IDC Sanya with a total of 31 screens and 4,247 seats. We joined two cinema circuits, Guangzhou Jinyi Zhujiang Cinema Line Co., Ltd. (“Guangzhou Jinyi Zhujiang”) and Huaxia Film Distribution Co., Ltd. (“Huaxia Film”), to obtain film prints and exhibition rights for screening at our cinemas according to cinema circuit franchise agreements, among which, IDC Sanya joins Huaxia Film circuit and our other three cinemas all join Guangzhou Jinyi Zhujiang circuit. Also, we have three cinemas under constructions, which are IDC Zhuhai, IDC Zengcheng and IDC Nanning with an expectation of a total of 26 screens and 2,850 seats. Due to COVID-19, the construction companies have delayed their schedules for the completion of the shopping malls, of which our new cinemas are a part, and as of the date of this prospectus currently we do not have expected opening dates for these three cinemas.

The cinemas we operate are all multiplexes, which are essentially complexes integrated into shopping malls with multiple screens that allow for simultaneous screenings of different titles, thus offering cinema attendees a wider range of movie selection, including 3D releases. Except for IDC Baiyun, which is located in a residential area of the Baiyun district of Guangzhou City, all our cinemas are situated in the midst of busy commercial districts with ease of pedestrian and vehicular access.

To procure digital film prints of the films selected by us for screening in our cinemas, each of our cinemas has joined one particular cinema circuit by way of a cinema circuit franchise agreement signed by each cinema and its respective cinema circuit. We distribute the net cinema box office incomes to the cinema circuits according to the respective percentages as agreed in the cinema circuit franchise agreements, after deducting taxes and add-on charges totaling 15% taxes and a 5% state film special fund contribution, which are stipulated and charged by the Office of China Film Business Special Development Funds Administration Commission, from the gross cinema box office income. Our revenue is derived primarily through such net cinema box office income by Guangzhou Star Dream. We also derive revenue from (i) concession sales of food and beverage as well as movie-based merchandise at our cinemas; (ii) other ancillary services such as advertising services and sponsorship arrangements; and (iii) rental income by [sub-leasing] out areas or spaces within cinema premises to third party commercial operators.

We incurred net losses $761,794 and $2,415,052 for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. In addition, we have generated negative cash flows from operating activities of approximately $1.8 million for the year ended December 31, 2020. Our auditors have substantial doubt as to our ability to continue as a going concern, and that we believe cash on hand and cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table sets forth a breakdown of our net revenues during the fiscal years ended December 31, 2020 and 2019 by revenue stream:

	For the year ended December 31,
	2020		2019
	US$	%	US$	%
Ticket sales	$1,205,713	83.9	$5,701,723	73.2
Concession sales	130,060	9.1	793,909	10.2
Sponsorship and advertising services	31,618	2.2	780,485	10.0
Rental income	68,906	4.8	508,826	6.6
Total	$1,436,297	100.0	$7,784,943	100.0

The following table sets forth a breakdown of our net revenues during six months ended June 30, 2021 and 2020 by revenue stream:

	For the six months ended June 30,
	2021		2020
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Ticket sales	$1,556,017	83.5	$142,434	54.8
Concession sales	233,947	12.5	17,269	6.7
Sponsorship and advertising services	3,820	0.2	65,776	25.3
Rental income	71,362	3.8	34,315	13.2
Total	$1,865,146	100.0	$259,794	100.0

The target audience for each of our cinemas varies according to the demographics of the geographic area in which each cinema is located, ranging from shoppers, residents, after work crowd and even tourists.

Almost all of our customers are audiences from the general public who purchase tickets to movie screenings either on-site at our cinema ticket counters, or through our WeChat Official account, the online and app platform maintained by us, or via third party ticketing platforms such as Maoyan, Tao Piao Piao, Yuandong and Yuan Xian Tong. For six months ended June 30, 2021 and 2020, ticket sales generated from our own ticketing system accounted for approximately $0.41 million and approximately $0.04 million, respectively, while ticket sales generated from third party ticketing platforms accounted for approximately $1.15 million and approximately $0.1 million, respectively. For the years ended December 31, 2020 and 2019, ticket sales generated from our own ticketing system accounted for approximately $0.26 million and approximately $1.29 million, respectively, while ticket sales generated from third party ticketing platforms accounted for approximately $0.95 million and approximately $4.4 million, respectively.

As the competitive landscape varies for our individual cinemas operating under different geographical and demographic conditions, uniform pricing is not optimal for our operations and is therefore not adopted for the movies screened at our cinemas. Ticket prices for a particular screening at an individual cinema is set by our management team based on its positioning in the market and the competition faced from within the locale, provided that the ticket prices are above the minimum prescribed by the movie distributors.

The suppliers for our film exhibition business mainly include cinema circuits, whom we procure digital film prints from and share box office admission revenues with and the film exhibition cost account for approximately 44% of net box office revenue. Our suppliers also include third party vendors which provide our individual cinemas with various cinematic equipment, and commercial property developers/owners for leasing to us our cinema sites. Currently, our cinemas joined two cinema circuits, Guangzhou Jinyi Zhujiang and Huaxia, to obtain film prints and exhibition rights for screening at our cinemas. Our other three cinemas all join Guangzhou Jinyi Zhujiang circuit. IDC Baiyun, IDC Panyu and IDC Zhongshan join Guangzhou Jinyi Zhujiang circuite and IDC Sanya joins Huaxia Film circuit. The material terms of Circuit Franchise Agreements with Guangzhou Jinyi Zhujiang include: (1) Guangzhou Jinyi Zhujiang shall provide film prints and their exhibition rights to our franchisee cinemas; (2) parties agree the fees for exhibition rights of the licensed films shall be based upon share of admissions revenues after the 5% State Film Special Fund contribution and 15% taxes; (3) cinemas shall report their admission fees daily to National Film Ticketing Comprehensive Information System; (4) the payment shall be settled monthly within 10 days after the end of each month; (5) Guangzhou Jinyi Zhujiang shall be responsible for circuit related promotion, including media publication and provide posters and our cinemas shall make local and in cinema promotion for the films and cooperate with Guangzhou Jinyi Zhujiang‘s promotion activities; and  (6) the term of agreement is for three years. The material terms of Circuit Agreement between IDC Sanya with Huaxia include: (1) Huaxia shall provide approximately 150 new film prints and their exhibition rights to IDC Sanya each year and shall provide prints and exhibition rights for re-runs upon the request of Huaxia; (2) parties agree the fees for exhibition rights of the licensed films shall be based upon share of admissions revenues after the 5% State Film Special Fund contribution and 15% taxes; (3) Huaxia shall timely notify IDC Sanya new film licensing status with production companies and discussion of the schedules of new films in the next month and provide promotion materials; (4) IDC Sanya shall truthfully report its admission revenues and data and protect the film prints from infringement; (5) IDC Sanya shall provide monthly admission revenue report for each film to Huaxia within 3 days after the end of each month; (6) IDC Sanya shall send monthly Film Payment Settlement Report to Huaxia within 5 days after the end of each month;  (7) IDC Sanya shall pay its monthly film license fees to Huaxia within 7 days after the end of each month; and (8)the term of agreement is for five years.

Guangzhou Star Dream is our operating entity that conducts film exhibition business and operates concession stands in all our cinemas that sell snacks and drinks as well as film-related memorabilia and collectables. We continually seek to increase concessions sales by revising our product mix, introducing special promotions from time to time and offering employee training and incentive programs to up-sell and cross-sell products.

Guangzhou Star Dream also sells advertising through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a cinema operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the advertising time available at the start of a film. We generally utilize third party advertising service providers to sell 30-second slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The number of advertising slots will depend on the expected popularity of the film as well as the film screening schedule at the cinemas. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films as well as to other companies, such as food and beverage companies, that want to target audiences that attend our cinemas.

Our net revenues dropped significantly in year 2020 as a result of the COVID-19 pandemic and reduction in revenue from IDC Baiyun. The local government of Baiyun District has initiated the redevelopment plan for the district, which embarked on the process of demolition and relocation of residential area around IDC Baiyun which has caused the reduction of attendance. The most significant negative impact to our revenue in 2020 is due to the outbreak of COVID-19 and measures taken by the local government to prevent the spread of COVID-19. Revenue derived from our film exhibition operations increased from approximately $0.14 million for the six months ended June 30, 2020 to approximately $1.6 million for the six months ended June 30, 2021. Our net loss was approximately $0.76 million and $0.96 million for the six months ended June 30, 2021 and 2020. Revenue derived from our film exhibition operations decreased from approximately $5.7 million for the year ended December 31, 2019 to approximately $1.2 million for the year ended December 31, 2020. Our net income was approximately $0.48 million for the year ended December 31, 2019 and net loss was approximately $2.4 million for the year ended December 31, 2020. As the PRC economy continues to recover from the COVID-19 pandemic in year 2021, our net revenues derived from our film exhibition operations increased from approximately $142,000 for the six months ended June 30, 2020 to approximately $1.56 million for six months ended June 30, 2021. Our net loss decreased from approximately $0.96 million for the six months ended June 30, 2020 to approximately $0.76 million for six months ended June 30, 2021

Our business has been materially and negatively impacted by COVID-19 in 2020 as we have been in compliance with governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19 and as a precaution to help ensure the health and safety of the customers and staff. Our offices and cinemas were closed at the end of January 2020, and remained closed as a result of the outbreak until July 2020. Our office and cinemas are now fully open and have resumed ordinary operations. COVID-19 has materially and negatively impacted box office in China due to the closure, limited seating capacities and social distancing guidelines caused by COVID-19 and it has also caused studios to postpone new film releases or moved them to online streaming and the home video market in lieu of a theatrical release. The impact of the COVID-19 pandemic on us, the motion picture exhibition industry, the broader economies is still uncertain and different to predict. As economies start to reopen in certain parts of the world, health and safety for the Company employees and its customers, will increasingly become a focus of concern.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors, which include, among other things:

●	The PRC’s overall economic growth;

●	Economic growth of motion picture exhibition market;

●	Changes in regulations, politics and foreign exchange rates;

●	Per capita disposable income; and

●	Change in PRC consumer spending patterns.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Ability to secure exhibition rights for films and film exhibition cost

The supply of major imported movies and domestic movies in China comes primarily through cinema circuits. Individual cinema operators would normally need to join a cinema circuit in order to obtain a film print for screening. We joined two cinema circuits, Guangzhou Jinyi Zhujiang and Huaxia Film, to obtain film prints and exhibition rights for screening at our cinemas according to cinema circuit franchise agreements, among which, IDC Sanya joins Huaxia Film circuit and our other three cinemas all join Guangzhou Jinyi Zhujiang circuit. We distribute the net cinema box office income to the cinema circuits according to the respective percentages as agreed in the cinema circuit franchise agreements, after deducting taxes and add-on charges totaling 15% taxes and a 5% state film special fund contribution, which are stipulated and charged by the Office of China Film Business Special Development Funds Administration Commission from the gross cinema box office income. If we are unable to secure the rights for films and effectively control the cost of film exhibitions in our cinemas, our result of operations will be materially impacted.

Box office success of films

We generate our main revenues from box office of films. The box office success is largely determined by the appeal of the film to a broad audience—whether owing to its storyline or the participation in the film of well-known directors and actors—and by effective marketing of the film and depends primarily upon its acceptance by the public and similar unpredictable factors. The box office success of a film also depends upon the release period of the film, the length of time that the film is in theaters, the release schedule of potentially competing films and other factors.

If a film does not generate enough box office revenue to offset our costs, we may incur a loss for such film. Our results of operations are highly contingent upon our ability to identify and secure screening rights to the films with high commercial potential. The potential box office appeal of a film, a film's genre and the length and timing of its release period, among other factors, may also affect the revenue we can derive from ancillary sources such as advertising services.

Seasonality

Our revenues have generally been seasonal because of the way major film distributors release movies. Historically, the most marketable films have been released during the summer holidays, National Day holidays, Spring Festival holidays and Labor Day holidays, when the audience attendance rate at our cinema is generally higher. As a result, our revenue is higher during the corresponding periods.

Furthermore, poor performance of films released to the market, or a disruption in the release of films during these periods, could adversely affect our financial results for the entire fiscal year. An unexpected blockbuster film during other periods can alter the traditional seasonal trend. The timing of movie releases can therefore have a significant effect on our results of operations, and its results for one quarter are not necessarily indicative of the results for any other quarters.

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

The future of the motion picture exhibition industry will continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB12,520 in 2010 to RMB32,189 in 2020. according to 2020 National Economic and Social Development Statistics Report by the National Bureau of Statistics of China With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

We believe the increasing spending power of a larger consumer base and a greater range of available films have supported higher rates and frequency of movie attendance. We believe our results of operations will be driven primarily by growing numbers of movies and movie goers and increased frequency of movie attendance. These ongoing box office trends will affect our profitability and results of operations.

Although box office receipts have grown in China, a prolonged COVID-19 could reduce audience attendance and demand for films through theatrical distribution channels. In addition, the increasing availability of movies through non-theatrical distribution channels, for example through digital distribution, could result in a shift in consumer demand away from the movie theater as the immediate source of film revenues. If we are unable to generate sufficient revenues from or reduce our costs in response to any such shift in consumer demand, our results of operations may be adversely affected. Our results of operations may also be affected by the prevalence of intellectual property violations in China, which may enable viewers to circumvent movie theaters from which we derive revenues.

Effect of Regulatory Developments on the Motion Picture Exhibition Industry

The film exhibition business is greatly affected by regulations governing the type, number and sources of films, among other factors. For example, the number of foreign films that may be exhibited in China on a box office sharing basis, mainly Hollywood blockbusters is limited by the PRC central government to 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution methods each year, mainly from countries other than the United States and for 3-D films. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China.

The easing or elimination of the current regulatory restrictions could create more supply of films in China and increase the box office receipts for us. These and other potential regulatory changes have and could continue to have an impact on our results of operations.

Results of Operations

For the six months ended June 30, 2021 and 2020

The following table summarizes the results of our operations for the six months ended June 30, 2021 and 2020 and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the six months ended June 30,
	2021		2020		Variance
	(Unaudited)%		(Unaudited)%			%

Net revenues:
Ticket sales	$1,556,017	83.5	$142,434	54.8	$1,413,583	992.4
Concession sales	233,947	12.5	17,269	6.7	216,678	1254.7
Sponsorship and advertising services	3,820	0.2	65,776	25.3	(61,956)	(94.2)
Rental income	71,362	3.8	34,315	13.2	37,047	108.0
Total net revenues	1,865,146	100	259,794	100	1,605,352	617.9
Operating expenses:
Film exhibition costs	740,007	27.3	65,887	5.2	674,120	1023.1
Cost of concessions	54,148	2.0	2,904	0.2	51,244	1764.6
Rent expense	504,373	18.6	284,747	22.2	219,626	77.1
Labor cost	289,674	10.7	122,426	9.6	167,248	136.6
Depreciation and amortization	516,888	19.1	487,340	38.0	29,548	6.1
Selling and marketing expenses	46,366	1.7	10,133	0.8	36,233	357.6
General and administrative expenses	175,327	6.5	213,143	16.7	(37,816)	(17.7)
Finance costs	68,215	2.5	59,364	4.6	8,851	14.9
Other operating expenses	313,406	11.6	35,024	2.7	278,382	794.8
Total operating expenses	2,708,404	100	1,280,968	100	1,427,436	111.4
Loss from operations	(843,258)		(1,021,174)		177,916	(17.4)
Other income:
Government subsidies	16,800	20.6	58,601	98.7	(41,801)	(71.3)
Other income, net	64,664	79.4	788	1.3	63,876	8106.1
Total other income, net	81,464	100	59,389	100	22,075	37.2
Loss before income taxes	(761,794)		(961,785)		199,991	(20.8)
Net loss	$(761,794)		$(961,785)		$199,991	(20.8)

Net Revenues. Total net revenues increased $1,605,352, or 617.9%, to $1,865,146 for the six months ended June 30, 2021 from $259,794 for the six months ended June 30, 2020. The increase was attributable mainly to gradual business recovery in the first half of 2021. Low net revenues for the same comparable period in 2020 due primarily to the temporary suspension of operations at all our cinemas in China from end of January 2020 to July 2020.

•Ticket sales revenue increased $1,413,583, or 992.4%, to $1,556,017 for the six months ended June 30, 2021 from $142,434 for the six months ended June 30, 2020, which primarily due to the temporary suspension of operations from January 2020 to July 2020 has passed. The operation of four cinemas has been back to normal.

•Concession sales revenue increased $216,678, or 1254.7%, to $233,947 for the six months ended June 30, 2021 from $17,269 for the six months ended June 30, 2020. Our concession sales are heavily dependent on customer traffics, which is positively correlated to the ticket sales revenues.

•Rental income increased $37,047, or 108.0%, to $71,362 for the six months ended June 30, 2021 from $34,315 for the six months ended June 30, 2020. Lower rental income in 2020 was due primarily to temporary suspension of our cinemas as a result of COVID-19 restrictions.

Operating expenses. Operating expenses primarily includes film exhibition costs, cost of concessions of food and beverage as well as movie-based merchandise, depreciation and amortization cost, rent expenses and labor cost. Total operating expense increased $1,427,436, or 111.4%, to $2,708,404 for the six months ended June 30, 2021 from $1,280,968 for the six months ended June 30, 2020, which primarily due to the increase in attendance and an increase in average screens operated.

•Film exhibition costs increased $674,120 or 1023.1% from $65,887 for the six months ended June 30, 2020 to $740,007 for the six months ended June 30, 2021, which primarily due to the increase in admissions revenues. Considering the film exhibition cost is based on the ticket sales, the film exhibition cost increased rapidly which corresponded with the increase of ticket sales.

•Cost of concessions increased $51,244 or 1764.6% from $2,904 for the six months ended June 30, 2020 to $54,148 for the six months ended June 30, 2021. The concession mainly contains food, beverage as well as movie-based merchandise. The amount of concession purchased are directly related to customer traffic in previous months.

•Depreciation and amortization increased $29,548 or 6.1% from $487,340 for the six months ended June 30, 2020 to $516,888 for the six months ended June 30, 2021.

•Rent expense increased $219,626 or 77.1% from $284,747 for the six months ended June 30, 2020 to $504,373 for the six months ended June 30, 2021. The reason for the rise in rent expense was due mainly to the receipt of lease abatement in 2020.

•Labor cost increased $167,248 or 136.6% from $122,426 for the six months ended June 30, 2020 to $289,674 for the six months ended June 30, 2021, due primarily to the increase in bonus expense and increase in salaries as a result of the cinema operation that resumed in July of 2020.

•Selling and marketing expenses increased $36,233 or 357.6% from $10,133 for the six months ended June 30, 2020 to $46,366 for the six months ended June 30, 2021. The increase was due primarily to the increase in sales promotional cost, attributable directly to the resumption of work after the COVID-19 pandemic in the first half of 2021.

•General and administrative expenses decreased $37,816 or 17.7% from $213,143 for the six months ended June 30, 2020 to $175,327 for the six months ended June 30, 2021. The decrease was due primarily to the decrease of in attorney and accounting fees for approximately $161,000.

•Finance cost increased $8,851 or 14.9%, from $59,364 for the six months ended June 30, 2020 to $68,215 in the six months ended June 30, 2021. The increase was primarily related to higher interest expense from bank borrowings as the Company borrowed $1.4 million in September 2020.

•Other operating expenses increased $278,382 or 794.8% from $35,024 for the six months ended June 30, 2020 to $313,406 for the six months ended June 30, 2021. The increase was mainly related to approximately $203,000 increase in property utilities which primarily due to operation that begins in July of 2020.

Other income, net. Total other income, net increased $22,075 or 37.2%, from $59,389 for the six months ended June 30, 2020 to $81,464 for the six months ended June 30, 2021, due primarily to the VAT exemption in 2021 which policy issued by the Ministry of Finance on tax support for the motion picture exhibition industry in 2020.

Income Taxes. There was no benefit recognized for income taxes due to the Company’s recurring net losses principally due to uncertainty regarding the COVID pandemic and the effect of the pandemic’s duration and magnitude on future operations cannot presently be determined. Accordingly, the Company provided a 100% valuation allowance for its net operating loss carryforwards.

Net loss. Net loss decreased $199,991, or 20.8%, from $ 961,785 for the six months ended June 30, 2020 to $761,794 for the six months ended June 30, 2021, due mainly to higher ticket sales as our business gradually recovered in 2021.

Liquidity and Capital Resources

Our revenues are primarily collected in cash, principally through box office admissions and food and beverage sales. Generally, admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors monthly from 20 to 45 days following receipt of box office admissions revenues, which permits us to maintain a smaller amount of working capital capacity. Film distributors generally release the films which they anticipate will be the most successful during significant holiday seasons. Consequently, we typically generate higher revenues during such periods.

Due to the COVID-19 pandemic, our ability to generate revenue has been and will continue to be limited owing to reduced movie schedules and the timing and frequency of major motion picture releases as compared to prior years. We will have limited cash receipts until the full network of cinemas reopen and attendance levels back to normalize. In response to the COVID-19 pandemic, we also reduced expenses during the period of temporary suspension of operations from end of January 2020 to July 2020. We intend to seek any available potential, supports and subsidies for the business impacted by COVID-19, including preferential loans, funding or guarantees, under future government programs for which we qualify domestically. We have taken advantage of many forms of governmental assistance including but not limited to payroll subsidies, rent support programs, direct grants, and tax incentives.

Working capital

As of June 30, 2021 and December 31, 2020, our working capital deficit was approximately $4.0 million and approximately $3.8 million, respectively. The following table sets forth a summary of our working capital deficit:

	June 30,	December 31,
	2021	2020	Variation	% Change
	(Unaudited)
Total Current Assets	$1,386,968	$1,385,828	$1,140	0.1
Total Current Liabilities	$5,407,144	$5,198,188	$208,956	4.0
Working Capital Deficit	$(4,020,176)	$(3,812,360)	$(207,816)	5.5

We continue to explore potential sources of additional liquidity, which is essential to our long- term viability, including:

•Negotiation with Landlords and Lessors. Commencing in 2021, our cash expenditures for rent are scheduled to increase significantly as a result of rent obligations that had been deferred to June 30, 2021 and future years that were approximately 425,957. In light of our liquidity challenges, and in order to establish our long-term viability, we will continue to discuss and negotiate accommodations with our landlords to abate or defer a substantial portion of the rent obligations. Accordingly, the Company has entered into additional landlord negotiations to seek material reductions, abatements and deferrals in our rent obligations. To the extent we achieve substantial deferrals but not abatements, our cash requirements will increase substantially in the future.

•Creditor Discussions. As of June 30, 2021, there were loans of $2,787,340 outstanding, which will substantially increase our future cash requirements. These future cash requirements, like our deferred rent obligations, will present a challenge to our long-term viability if our operating income does not return to pre-COVID levels. We expect to engage in discussions with our creditors to seek extensions.

It is difficult to estimate our liquidity requirements and future attendance levels. Depending on our assumptions regarding the timing and ability to achieve more normalized levels of operating revenue, the estimates of amounts of required liquidity vary significantly. Similarly, it is very difficult to predict when cinema attendance levels will normalize, which we expect will depend on the widespread availability and use of effective vaccines for the coronavirus. Further, we cannot predict what future changes may occur to the supply or release date of movie titles available once moviegoers are prepared to return in large numbers. We estimated future attendance levels and other assumptions to predict our liquidity requirements, but our ability to accurately predict our liquidity is uncertain due to the unknown magnitude and duration of the COVID-19 pandemic.

Cash Flows – For the Six Months Ended June 30, 2021 and 2020

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$178,752	$(215,404)
Net cash (used in) provided by investing activities	(1,476)	287,534
Net cash (used in) financing activities	(221,818)	(161,524)
Effect of foreign exchange rate on cash and cash equivalents	830	(4,799)
Net decrease in cash and cash equivalents	(43,712)	(94,193)
Cash and cash equivalents at the beginning of the period	87,187	356,838
Cash and cash equivalents at the end of the period	$43,475	$262,645

Operating Activities. Net cash provided by operating activities, as reflected in the unaudited condensed consolidated statements of cash flows, were $178,752 during the six months ended June 30, 2021 and used in operating activities were $215,404 during the six months ended June 30, 2020, respectively. The increase in cash inflows of $394,156 was due primary to (1) decrease in net loss of $145,311; (2) decrease of $344,941 in prepaid expenses and other current assets; (3) decrease cash outflows in taxes payable of $208,709; (4) increase in deferred revenue of $65,273; (5) increase of $122,887 in accrued expenses and other current liabilities; (6) increase of $188,138 in accounts payable.

Investing Activities. Cash used in investing activities, as reflected in the unaudited condensed consolidated statements of cash flows, were $1,476 during the six months ended June 30, 2021 and provided by investing activities were $287,534 during the six months ended June 30, 2020, respectively. During the year 2019, RMB4,342,000 (approximately $629,000) was paid for the construction of IDC Nanning. In January 2020, RMB1,678,000 (approximately $239,000,) was paid for the construction of IDC Nanning. As of June 30, 2021, RMB6,020,000 (approximately $872,000) has been paid for the construction of IDC Nanning in total. However, due to COVID-19, the construction companies delayed their schedules for the completion of the shopping malls, of which the new cinemas are a part. In addition, according to the contract signed with construction company for IDC Nanning project, the construction company refunded RMB3,700,000 (approximately $526,000) for the reason of schedules delayed. The increase in cash flows used in investing activities was primarily due to the spending on the purchase of fixed assets in 2021.

Financing Activities. Cash flows used in financing activities, as reflected in the unaudited condensed consolidated statements of cash flows, were $221,818 and $161,524 during the six months ended June 30, 2021 and 2020, respectively. The increase in cash outflows from financing activities during the six months ended June 30, 2021 compared to June 30, 2020 was primarily due to the repayment of bank borrowings.

Loan Facilities

On March 23,2020, the Company borrowed RMB5,000,000 (approximately $774,400) with interest at 4.55%. After repaid RMB1,000,000 (approximately $154,880), it was agreed with the bank of Guangzhou Co., Ltd. to extend the remaining RMB4,000,000 (approximately $619,500) to March 23,2022 with interest at 5.1%, of which RMB100,000 (approximately $15,500) was repaid in June 2021.

On August 27, 2020, the Company borrowed RMB2,340,768 (approximately $362,500) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 0.05%. The loan was due on August 26, 2021 and it was repaid in full in July 2021.

On September 23, 2020, the Company borrowed RMB7,255,971 (approximately $1,123,800) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 0.05%. The loan was due on September 22, 2021 and it was repaid in full in July 2021.

On July 20, 2020, the Company borrowed RMB5,000,000 (approximately $774,400) with an interest that is based on one-year benchmark interest rates on deposits of Bank of Guangzhou of the People’s Republic of China plus 1.5% and the interest rate will be adjusted every 12 months. The loan is due on July 20, 2023. The Company repaid RMB250,000 (approximately $38,700) in December 2020 and RMB250,000 (approximately $38,700) in June 2021. The remaining RMB4,500,000 (approximately $696,900) is outstanding, of which RMB500,000 (approximately $77,400) is due within one year.

During November and December 2021, the Company entered into a series of online loan agreements with the Shenzhen Qianhai Weizhong Webank, and borrowed RMB1,530,000 (approximately $237,000), of which RMB1,500,000 (approximately $232,000) is for two years with an annual interest of 14.4% and RMB30,000 (approximately $4,600) is for fifteen days with an annual interest of 3.6%. In January 2022, the Company has repaid the loan of RMB30,000 (approximately $4,600).

For the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019 and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Years Ended December 31,
	2020		2019		Variance
		%		%		%

Net revenues:
Ticket sales	$1,205,713	83.9	$5,701,723	73.2	$(4,496,010)	(78.9)
Concession sales	130,060	9.1	793,909	10.2	(663,849)	(83.6)
Sponsorship and advertising services	31,618	2.2	780,485	10.0	(748,867)	(95.9)
Rental income	68,906	4.8	508,826	6.6	(439,920)	(86.5)
Total net revenues	1,436,297	100.0	7,784,943	100.0	(6,348,646)	(81.6)
Operating expenses:
Film exhibition costs	597,183	15.5	2,405,689	34.0	(1,808,506)	(75.2)
Cost of concessions	44,944	1.2	189,647	2.7	(144,703)	(76.3)
Rent expense	793,510	20.5	1,070,959	15.1	(277,449)	(25.9)
Labor cost	418,291	10.8	707,384	10.0	(289,093)	(40.9)
Depreciation and amortization	975,847	25.3	1,003,749	14.2	(27,902)	(2.8)
Selling and marketing expenses	100,174	2.6	231,498	3.3	(131,324)	(56.7)
General and administrative expenses	522,137	13.5	592,325	8.4	(70,188)	(11.8)
Finance costs	105,549	2.7	52,755	0.7	52,794	100.1)
Other operating expenses	303,262	7.9	820,769	11.6	(517,507)	(63.1)
Total operating expenses	3,860,897	100.0	7,074,775	100.0	(3,213,878)	(45.4)
(Loss) income from operations	(2,424,600)		710,168		(3,134,768)	(100.0)
Other income (expenses):		-		-
Government subsidies	86,546	906.4	126,871	99.8	(40,325)	(31.8)
Other (loss) income, net	(76,998)	(806.4)	309	0.2	(77,307)	(25018.4)
Total other income, net	9,548	100.0	127,180	100.0	(117,632)	(92.5)
(Loss) income before income taxes	(2,415,052)		837,348		(3,252,400)	(388.4)
Income taxes provision	–		355,330		(355,330)	(100.0)
Net (loss) income	$(2,415,052)		$482,018		$(2,897,070)	(601.0)

Net revenues. Total net revenues declined by $6,348,646 from $7,784,943 for the year ended December 31, 2019 to $1,436,297 for the year ended December 31, 2020. The decline was due primarily to $1,436,297 for the year ended December 31, 2020. The decline was due, primarily to decreases in ticket sales, concession sales, sponsorship and advertising services and rental income as a result of COVID-19.

●Ticket sales decreased 78.9%, or $4,496,010 for the year ended December 31, 2020 to $1,205,713 from $5,701,723 for the year ended December 31, 2019, which is primarily due to the temporary suspension of operations at all our cinemas in China from end of January 2020 to July 2020 and the negative impact of COVID-19.

●Concession sales decreased 83.6%, or $663,849, for the year ended December 31, 2020 to $130,060 from $793,909 for the year ended December 31, 2019. Our concession sales are heavily dependent on customer traffics, which is positively correlated to the ticket sales. Sponsorship and advertising services revenue decreased 95.9%, or $748,867, to $31,618 for the year ended December 31, 2020 from $780,485 for the year ended December 31, 2019 which due primarily to the temporary suspension of our cinemas in 2020 and the negative impact of COVID-19.

●Rental income decreased 86.5%, or $439,920 for the year ended December 31, 2020 to $68,906 from $508,826 for the year ended December 31, 2019, which primarily due to the lease termination with third party merchants during the period of suspension of our cinemas in 2020.

Operating expenses. Operating expenses primarily include film exhibition costs, cost of concession depreciation and amortization cost, rent expenses, labor cost, other operating expenses, selling and marketing expenses, general and administrative expenses and finance costs. Total operating expense decreased 45.4%, or $3,213,878 for the year ended December 31, 2020 to $3,860,897 from $7,074,775 for the year ended December 31, 2019 which due primarily to the temporary suspension of operation from end of January 2020 to July 2020 and the decrease in our net revenues negatively impacted by COVID-19 in 2020.

●Film exhibition cost, which is based on box office receipts, decreased 75.2% from $2,405,689 for the year ended December 31, 2019 to $597,183 for the year ended December 31, 2020, which due primarily to the decrease in admissions revenue and ticket sales.

●Cost of concessions decreased 76.3% from $189,647 for the year ended December 31, 2019 to $44,944 for the year ended December 31, 2020. The concession mainly consists of food beverage, as well as movie-based merchandise. The decrease in the amount of concession purchased corresponded with the decrease in customer traffics negatively impacted by COVID-19 in 2020.

●Depreciation and amortization decreased 2.8% from $1,003,749 for the year ended December 31, 2019 to $975,848 for the year ended December 31, 2020. Rent expense decreased 25.9% from $1,017,959 for the year ended December 31, 2019 to $793,510 for the year ended December 31, 2020, which due primarily to the receipt of lease abatements and deferrals from landlords or lessors under COVID-19 in 2020.

●Labor cost decreased 40.9%, or 289,093, from $707,384 for the year ended December 31, 2019 to $418,291 for the year ended December 31, 2020, which was due primarily to the decrease in operation department employees salary as a result of the suspension of our cinemas in 2020 and the exemptions on related social security contribution under COVID-19.

◆Selling and marketing expenses decreased $131,324 from $231,498 for the year ended December 31, 2019 to $100,174 for the year ended December 31, 2020. This decrease was due primarily to the decrease in business entertainment expenses for approximately $80,000 and decrease in sales promotional cost for approximately. $18,000, attributable directly to the negative impact of COVID-19.

◆General and administrative expenses decreased $70,188 from $592,324 for the year ended December 31, 2019 to $522,136 for the year ended December 31, 2020. This decrease was due primarily to the decrease in the administrative expenses for approximately a $64,000 attributable directly to the suspension of business during the COVID-19 in 2020.

●Other operating expenses decreased $517,507 from $820,769 for the year ended December 31, 2019 to $303,262 for the year ended December 31, 2020. This decrease was due primarily to the decrease in property utilities for approximately $236,000 attributable directly to the suspension of all operations from end of January to July in 2020, and the decrease in tax and associate charges for approximately $281,000, corresponded with the decrease in revenues.

◆Finance costs increased $52,794 from $52,755 for the year ended December 31, 2019 to $105,549 for the year ended December 31, 2020. The increase was due primarily to the increase in interest for approximately $27,000 with increase in bank loans. As of December 31, 2020 and 2019, the Company had approximately $2,965,000 and $1,377,000 principal outstanding respectively.

Other income (expenses). Total other income, net decreased $117,632 from $127,180 for the year ended December 31, 2019 to $9,548 for the year ended December 31, 2020. This decrease in total other income, net was due primarily to increase in the expenses for approximately $131,000 attributable directly to the contract indemnity caused by the suspension of our cinemas in 2020.

Income Taxes. There was no benefit recognized for income taxes due to the Company’s net losses for the year ended December 31, 2020 principally due to uncertainty regarding the COVID pandemic and the effect of the pandemic’s duration and magnitude on future operations cannot presently be determined. Accordingly, the Company provided a 100% valuation allowance for its net operating loss carryforwards.

Net loss. Net loss increased approximately $2.9 million from net income of $482,018 for the year ended December 31, 2019 to net loss of approximately $2.4 million for the year ended December 31, 2020. The net loss was mainly due to the sharp decrease in net revenues, attributable directly to the suspension of our business and restriction policy under COVID-19 in year 2020.

Liquidity and Capital Resources

Our revenues are primarily collected in cash, principally through box office admissions and food and beverage sales. Generally, admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors monthly following receipt of box office admissions revenues, which permits us to maintain a smaller amount of working capital capacity. Film distributors generally release the films which they anticipate will be the most successful during significant holiday seasons. Consequently, we typically generate higher revenues during such periods.

Due to the COVID-19 pandemic, our ability to generate revenue has been and will continue to be limited owing to reduced movie schedules and the timing and frequency of major motion picture releases as compared to prior years. We will have limited cash receipts until the full network of cinemas reopen and attendance levels back to normalize. In response to the COVID-19 pandemic, we also reduced expenses during the period of temporary suspension of operations from end of January 2020 to July 2020. We intend to seek any available potential supports and subsidies for the business impacted by COVID-19, including preferential loans, funding or guarantees, under future government programs for which we qualify domestically. We have taken advantage of many forms of governmental assistance including but not limited to payroll subsidies, rent support programs, direct grants, and tax incentives.

Working capital

As of December 31, 2020 and 2019, our working capital deficit was approximately $3.8 million and approximately $3.3 million, respectively. The following table sets forth a summary of our working capital:

	December 31,
	2020	2019	Variation	%
Total Current Assets	$1,385,828	$1,382,935	$2,893	0.2
Total Current Liabilities	$5,198,188	$4,732,484	$465,704	9.8
Working Capital Deficit	$(3,812,360)	$(3,349,549)	$(462,811)	(13.8)

The deterioration in working capital was due mainly to the negative impact of COVID-19 in 2020, as we have been in compliance with governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19.

We continue to explore potential sources of additional liquidity, which is essential to our long- term viability, including:

● Negotiation with Landlords and Lessors. Commencing in 2021, our cash expenditures for rent are scheduled to increase significantly as a result of rent obligations that had been deferred to 2021 and future years that were approximately $349,300 as of December 31, 2020. In light of our liquidity challenges, and in order to establish our long-term viability, we will continue to discuss and negotiate accommodations with our landlords to abate or defer a substantial portion of the rent obligations. Accordingly, the Company began negotiating the deferral or abatement of rent and other lease-related payments with its landlords. These negotiations has resulted in amendments to the leases that involve varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods.

● Creditor Discussions. As of December 31, 2020, there are loans of $ 2,965,017 outstanding. The future cash requirements, like our deferred rent obligations, will present a challenge to our long-term viability if our operating income does not return to pre-COVID levels. We expect to engage in discussions with our creditors to seek extensions.

It is difficult to estimate our liquidity requirements and future attendance levels. Depending on our assumptions regarding the timing and ability to achieve certain level of our normal operating revenue before the COVID-19, the estimates of amounts of required liquidity could vary significantly. Similarly, it is difficult to predict when cinema attendance will reach to normal level, which will depend on the effectiveness of vaccines and new variants for the COVID-19. Further, we cannot predict what future changes may occur relating to the supply or release date of new movie titles once moviegoers are prepared to return in large numbers. We estimated future attendance levels and other assumptions to predict our liquidity requirements, but our ability to accurately predict our liquidity is limited due to the unknown magnitude and duration of the COVID-19 pandemic and measures government might take to control the resurge of the outbreak.

Cash Flows – For the Years Ended December 31, 2020 and 2019

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2019
Net cash (used in) provided by operating activities	$(1,831,683)	$1,039,725
Net cash provided by (used in) investing activities	292,865	(1,171,465)
Net cash provided by financing activities	1,261,402	414,800
Effect of foreign exchange rate on cash and cash equivalents	7,765	(3,136)
Net (decrease) increase in cash and cash equivalents	(269,651)	279,924
Cash and cash equivalents at the beginning of the year	356,838	76,914
Cash and cash equivalents at the end of the year	$87,187	$356,838

Operating Activities. Net cash used in operating activities, as reflected in the consolidated statements of cash flows, were $1,831,683 million during the year ended December 31, 2020 and provided by operating activities were $1,039,725 million during the year ended December 31, 2019, respectively. The increase in cash outflows of approximately $2.8 million was due primary to: increase of net loss of approximately $2.4 million due to temporary suspension of operation from end of January 2020 to July 2020; and increase in prepaid expenses and other current assets of approximately $0.4 million.

Investing Activities. Net cash provided by investing activities, as reflected in the consolidated statements of cash flows, were $292,865 during the years ended December 31, 2020 and cash used in investing activities were $1,171,465 during the year ended December 31, 2019, respectively. In year 2019, $1,171,465 was used in the construction of IDC Zhuhai, IDC Zengcheng and IDC Nanning. In January 2020, RMB1,678,000, approximately $243,000 was paid for the construction of IDC Nanning. However, due to COVID-19, the construction companies delayed their schedules for the completion of the shopping malls, of which the new cinemas are a part. In addition, according to the contract signed with construction company for IDC Nanning project, the construction company refund RMB3,700,000, approximately $536,000 for the reason of schedules delayed.

Financing Activities. Net cash provided by financing activities, as reflected in the consolidated statements of cash flows, were $1,261,402 and $414,800 during the years ended December 31, 2020 and 2019, respectively. The increase in cash inflows from financing activities during the year ended December 31, 2020 compared to December 31, 2019 was primarily due to the increase of bank borrowings.

Loan Facilities

On January 22, 2019, the Company borrowed RMB1,022,633 (approximately $146,900) with an interest that is based on three-month benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 5.9%. The loan was due on January 21, 2020 and it was repaid in full in January 2020.

On January 25, 2019, the Company borrowed RMB1,474,724 (approximately $211,800) with an interest that is based on three-month benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 5.9%. The loan was due on January 24, 2020 and it was repaid in full in January 2020.

On September 27, 2019, the Company borrowed RMB1,299,763 (approximately $186,700) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 2.8%. The loan was due on September 26, 2020 and it was repaid in full in January 2020.

On November 14, 2019, the Company borrowed RMB3,037,312 (approximately $436,300) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 2.8%. The loan was due on November 14, 2020 and it was repaid in full in April 2020.

On December 25, 2019, the Company borrowed RMB2,749,440 (approximately $394,900) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 2.85%. The loan was due on December 24, 2020 and it was repaid in full in July 2020.

On March 23, 2020, the Company borrowed RMB5,000,000 (approximately $766,300) with an interest of 4.55%. The loan was due on March 23, 2021 and RMB1,000,000 (approximately $153,300) was repaid in March 2021. After negotiation with Bank of Guangzhou Co., Ltd., the repayment of the remaining RMB4,000,000 (approximately $613,000) is due on March 23, 2022 with the interest rate of 5.1%, of which RMB100,000 (approximately $153,000) was repaid in June 2021.

On August 27, 2020, the Company borrowed RMB2,340,768 (approximately $358,700) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 0.05%. The loan was due on August 26, 2021 and it was repaid in full in July 2021.

On September 23, 2020, the Company borrowed RMB7,255,971 (approximately $1,112,000) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 0.05%. The loan was due on September 22, 2021 and it was repaid in full in July 2021.

On July 20, 2020, the Company borrowed RMB5,000,000 (approximately $766,300) with an interest that is based on one-year benchmark interest rates on deposits of Central Bank of the People’s Republic of China plus 1.5% and the interest rate will be adjusted every 12 months. The loan is due on July 20, 2023 and RMB250,000 (approximately $38,300) was repaid in December 2020. The balance of RMB4,750,000 (approximately $728,000) is outstanding, of which RMB500,000 (approximately $76,600) is due within one year.

Commitments and Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2021, December 31, 2020 and 2019, the Company was not aware of any litigations or lawsuits against it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods.

Basis of Presentation

These consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and the useful lives of fixed assets. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the USD. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive (loss) income.

The value of RMB against USD and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of USD reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30,	December 31,	For the six months ended June 30,
	2021	2020	2021	2020
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.4566	6.5250	6.4702	7.0322

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5250	6.9618	6.9042	6.9081

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. As of December 31, 2020 and 2019, the Company had no cash equivalents.

Accounts Receivable, Net

Accounts receivable, which is recorded at its net realizable value, consists primarily of receivables related to the Company’s screen advertising services, rental arrangements and tickets sold through third-party online platforms. On a quarterly basis, management evaluates the collectability of its accounts receivable and determines if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. Bad debts are generally written off against the allowance for doubtful accounts when identified. As of June 30, 2021, December 31, 2020 and 2019, the Company recorded allowance for doubtful accounts of $410, $3,140 and $nil, of which $nil $2,825 and $ nil was written off, respectively.

Advance to Vendors

Advance to vendors consist of payments to vendors for services and products that have not been received. The Company reviews its advance to vendors on a periodic basis and establishes a specific allowance when there is doubt as to the ability of a vendor to complete its performance obligation or for the Company to recover the amount advanced. As of June 30, 2021, December 31, 2020 and 2019, the Company determined that no such allowance was necessary.

Inventories

Inventories consist mainly of food and beverages as well as movie-based merchandise. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. On a quarterly basis, management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value if it is lower than cost. As of June 30, 2021, December 31, 2020 and 2019, the Company determined that no allowance was necessary.

Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets mainly consist of interest-free loans to third parties and paid VAT that could be used to offset other VAT obligations, and other receivables. As of June 30, 2021, December 31, 2020 and 2019, the Company recorded allowance for doubtful accounts of $1,549, $460 and $nil, respectively.

Properties and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Machinery	10 years
Other equipment	5 years
Equipment under finance leases, net (1)	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

(1) Amortization of finance lease assets is included in depreciation and amortization on the consolidated statements of operations and comprehensive (loss) income.

Intangible Assets, Net

Intangible assets consist primarily of ticket-selling and accounting software that are carried at acquisition cost less accumulated amortization and impairment, if any. They are tested for impairment if certain triggering events have occurred that could affect their carrying value. There were no asset impairment charges incurred during the six months ended June 30, 2021 and 2020 and during the years ended December 31, 2020 and 2019. Amortization of intangible assets with finite lives is computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Software	10 years

Other Assets

Other assets comprise principally of deposits for the rental of equipment or properties and deposits for construction in progress projects.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) FASB ASC Section 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1:Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:Inputs, other than those in Level 1, that are directly or indirectly observable in the marketplace.

Level 3:Unobservable inputs which are supported by little or no market activity.

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying amount of finance lease liabilities and operating lease liabilities approximate their fair values since they bear an interest rate that approximates market interest rate.

Impairment of long-lived assets

The Company assesses impairment of long-lived assets pursuant with FASB ASC 360 – Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company also performs a full qualitative approach impairment evaluation on an annual basis. The Company’s qualitative assessment considers relevant market transactions, industry trading multiples and recent developments that would impact its estimates of future cash flows as compared to its most recent quantitative impairment assessment. The Company determined that there was no impairment of its long-lived assets.

Concentration of Credit Risk

As of June 30, 2021, December 31, 2020 and 2019, there was no customers accounted for more than 10% of the Company’s accounts receivable balance. During the six months ended June 30, 2021 and 2020 and during the years ended December 31, 2020 and 2019, there were no customers that accounted for more than 10% of the Company’s net revenues.

Details of the vendors accounting for 10% or more of the Company’s total operating expenditures (excluding payroll expenses) are as follows:

	For the six months ended June 30,

	2021		2020
	(Unaudited)		(Unaudited)
Vendor A	$589,159	28.8%	$54,305	6.3%
Vendor B	302,870	14.8%	191,007	22.0%
Total	$892,029	43.6%	$245,312	28.3%

	For the year ended December 31,

	2020		2019

Vendor A	$488,785	18.3%	$2,175,152	42.1%
Vendor B	533,460	20.0%	664,855	12.9%
Total	$1,022,245	38.3%	$2,840,008	55.0%

Details of the vendors which accounted for 10% or more of the Company’s accounts payable are as follows:

	June 30, 2021		December 31, 2020
	(Unaudited)
Vendor A	$151,473	14.7%	$149,885	20.1%
Vendor B	351,884	34.2%	305,428	40.9%
Total	$503,358	48.9%	$455,313	61.0%

	December 31,

	2020		2019

Vendor A	$149,885	20.1%	$162,027	16.6%
Vendor B	305,428	40.9%	266,859	27.3%
Total	$455,313	61.0%	$428,886	43.9%

Advance from customers

Advance from customers consists primarily of advances for membership cards as well as tickets sold in advance through third-party online platforms or offline cinemas.

Employees’ social insurance

According to the Social Insurance Law of the PRC (the ‘‘Social Insurance Law’’) promulgated by the Standing Committee of the National People’s Congress (the ‘‘Standing Committee’’) that became effective on December 29, 2018, there are five basic types of social security insurance, which include basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance (collectively, the “Social Insurance”). Both employees and employers make contributions for the first three kinds of the Social Insurance; and only employers make contributions for the latter two kinds, which means the employers must pay all or a portion of the social insurance premiums for their employees. As of June 30, 2021, December 31, 2020 and 2019, the Company had established an accrued liability representing its related funding obligations.

Leases

On January 1, 2018, the Company adopted FASB Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, 2021-5, and 2021-09; collectively, “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Real Estate Leases - The Company conducts a significant part of its operations in leased properties under noncancelable operating leases with base terms generally ranging from 10 to 15 years. In addition to fixed lease payments, some of the leases provide for variable lease payments and some require the payment of taxes and other costs applicable to the property. Variable lease payment is generally linked to the Company’s ticket sales or occupancy of shopping-mall. Some lease agreements provide that rent payment will be exempted during the period when occupancy of shopping-mall is less than 50%. In addition, some contracts provide that the variable lease payment is based on 12% to 15% of ticket sales over defined thresholds. Lease payments will be determined as fixed amount if the Company’s ticket sales do not meet the defined threshold stipulated in the lease agreements. The Company recognizes fixed lease expense for the operating leases on a straight-line basis over the lease term. The Company’s real estate lease agreements do not contain any residual value guarantees or restrictive covenants.

Equipment Leases - The Company leases certain equipment under financing leases, including digital projectors and various other equipment used in the day-to-day operation of its cinemas. All of these leases require fixed lease payments to be made over the duration of the lease term; and they have noncancelable terms ranging from 3 to 5 years. The Company’s equipment lease agreements do not contain any residual value guarantees or restrictive covenants.

Lease Deferrals and Abatements - Upon a new round of COVID-19 pandemic outbreak in June 2021 in Guangzhou province, the Company began negotiating for the deferral or abatement of rent and other lease-related payments with its landlords. These negotiations resulted in amendments to certain leases that involve varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods.

In April 2020, the FASB staff released guidance indicating that in response to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and could elect to apply or not apply the lease modification guidance in ASC Topic 842, Leases to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

The Company elected to not remeasure the lease liabilities and right-of-use assets for those leases where the concessions and deferrals did not result in a significant change in total payments under the lease and where the remaining lease term did not change as a result of the negotiations. For those leases that were renewed or extended as a result of the negotiation to defer rent payments, the Company recalculated the related lease liability and right-of-use asset based on the new terms.

Deferred Revenue

Deferred revenue is determined based on performance obligations related to the Company’s film exhibition, advertising services and rental arrangements that have yet to be satisfied.

Deposits

Deposits are principally payments received from third parties in accordance with agreements associated with renting of the Company’s properties.

Revenue Recognition

The Company follows FASB ASC 606 - “Revenue from Contracts with Customers” for all periods presented. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts to provide services to customers. Based on the following five steps analysis, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods or services, after considering allowances for value added tax ("VAT").

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company recognizes revenues, net of tax, when it satisfies a performance obligation by transferring control over a product or service to the customer. Whether the performance obligation is performed within a period of time or at a point depends on the terms of the contract and relevant laws and regulations. When the performance obligation is performed within a period of time, the Company recognizes the revenue according to the performance progress. Otherwise, the Company will recognize the revenue at a point in time when the customer obtains control over a product or service.

Ticket sales - Revenue is recognized at a point in time when a film is exhibited to a customer.

Concession sales - Revenues from the sale of food and beverages as well as movie-based merchandise is recognized at a point in time when a customer takes possession of the food and beverage offerings or merchandise.

Sale of prepaid membership cards - The Company records proceeds from the sale of prepaid membership cards as advance from customers. When membership cards are used in ticket or concession sales, the corresponding value will be deducted from advance from customers and recorded as deferred revenue until the Company recognizes its film exhibition revenues and concession sales. Prepaid membership cards do not have an expiration date; unredeemed amounts are reported in the consolidated balance sheets as advance from customers.

Sponsorship and advertising revenues - The Company recognizes revenues from sponsorship of place for third parties’ brand promotion and screen advertising over a period of time based on the terms of the contracts upon satisfaction of pertinent performance obligations. Advertising and sponsorship fees collected from customers in advance will be reflected as advance from customers. Sponsorship revenues refer to advertising promotion for commercial parties achieved by sponsoring places in cinemas. Screen advertising refers to commercial advertisement broadcast before a film screening.

Rental income - The Company sublets spaces within its cinema properties to third parties for their use. Rental income is recognized over the terms of the rental agreement in which the Company satisfies the related performance obligations.

Operating Expenses

Film exhibition costs – Such costs are determined by the Company’s film arrangement that was executed with other cinemas. In accordance with the arrangement, the amount of the applicable film exhibition cost is calculated as a percentage of supporting box office receipts, ranging from 43.8% to 44.0% to 44.5%.

Rent expenses – Such expenses are calculated based on operating rental agreements (generally with the term over one year) that are executed by the Company and its landlords and they are made of fixed monthly minimum rent payment and percentage rent that is due when the Company achieves an annual target revenue level.

Depreciation and amortization - Depreciation and amortization of properties and equipment, is calculated on a straight-line basis over the respective estimated useful lives.

Income Taxes

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions. The Company applies the asset and liability method of income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740") which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and the consolidated financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred taxes are also recognized for net operating loss carryforwards which can be utilized to offset taxable income in the future. Net operating losses in the PRC are carried forward for five years.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, we consider all positive and negative evidence, including results of recent operations and expected reversals of taxable income. A valuation allowance is provided to offset net deferred tax assets if it is considered more-likely-than-not that amount of the net deferred tax asset will not be realized.

The Company applies the provisions of FASB ASC 740-10-25, in accounting for uncertainty in income taxes. ASC 740-10-25 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of "income tax expense" in the consolidated statements of operations and comprehensive income (loss). The Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities and unrecognized tax benefits as of June 30, 2021, December 31, 2020 and 2019.

Value Added Tax (“VAT”)

The Company's subsidiaries in the PRC are subject to PRC VAT for providing services and goods. The applicable VAT rates are mainly 3% or 6% for providing services. IDC Baiyun and IDC Panyu are small-scale taxpayers, subject to 3% VAT for providing services. IDC Zhongshan and IDC Sanya are general taxpayers, subject to 6% VAT for providing services. Effective April 1, 2019, the applicable VAT for revenues generated from selling goods is 13%. Previously, the applicable VAT was 16%.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and goods sold (known as “output VAT”) less VAT paid on purchases made with the relevant supporting invoices (known as “input VAT”). Input VAT that has not been deducted within the current year can be deducted in the next year. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of operations.

Other Income (Expense), Net

The Company’s other income includes primarily interest income and other income (such as government grants). Government grants are provided by the relevant PRC government authorities to subsidize the cost of culture development. The amount of such government grant is determined solely at the discretion of the relevant government authorities; and it is recorded when received. For the six months ended June 30, 2021 and 2020, the Company received $16,800 and $58,601 of government subsidies, respectively, from a government authority to encourage cultural prosperity and development. For the years ended December 31, 2020 and 2019, were approximately $86,500 and $126,900

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

Comprehensive (Loss) Income

In accordance with ASC 220, “Comprehensive Income” for the years ended December 31, 2020 and 2019, the Company’s comprehensive (loss) income included net (loss) income and foreign currency translation adjustments resulting from the conversion of foreign financial statements from the functional currency into the reporting currency that are presented in the consolidated statements of operations and comprehensive (loss) income. For the six months ended June 30, 2021 and 2020, the Company's comprehensive loss included net loss and foreign currency translation adjustments resulting from the conversion of foreign financial statements from the functional currency into the reporting currency that are presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

(Loss) Earnings Per Shares

In accordance with ASC 260, Earnings Per Share, basic (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of Ordinary Shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted income per share as their effects would be anti-dilutive.

Recently issued accounting pronouncements

FASB ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”). The purpose of ASU 2019-12 is to simplify the accounting for income taxes. The improvements in ASU 2019-12 include removing certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within that year.  The amendments in ASU 2019-12 should be applied prospectively.  The Company does not expect ASU-2019-12 to have a significant impact on its consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the consolidated financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU within annual reporting period of December 31, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe that any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Most of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY OVERVIEW

We have engaged Migo Corporation Limited (“MIGO”) to prepare a commissioned industry report dated March 8, 2022 that analyzes the motion picture exhibition industry. All information and data presented in this section have been derived from MIGO’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview of the Motion Picture ExhibitionIndustry in the PRC

Basic overview of the PRC motion picture exhibition industry

A cinema is a place where movies are shown for the audience. In the early stage, movies were shown in cafes, tea houses and other places. With the progress and development of movies, cinemas specially built for showing movies appeared. The development of movies from silent to sound and even stereo, from black and white to color, from ordinary screen to wide screen and even dome and ring screen, has caused great changes in the shape, size, proportion and acoustic technology of the cinema. The location of movie theaters, seating comfort, theater capacity, ticket prices, projection and sound systems all influence the audiences' experience.

The cinema circuit system is a special business model adopted by China's motion picture exhibition industry. The upstream aspects of the cinema are mainly provided by investors, producers and distributors. According to the "Interim Provisions on the Qualification Access for Film Enterprises" issued by the Ministry of Commerce of the PRC in 2004, to engage in film distribution and projection business requires a qualification access permit from the State Administration of Radio, Film and Television (SARFT). After the cinema circuit company obtains the film copy from the distributor, it is responsible for distributing the film to its own or franchise cinemas, and uniformly arranges for the film to be shown in the cinema. The downstream is offline and online selling of tickets. The cinema circuit earns channel value, and the accounts are divided by contractual arrangement among the parties on each link of the industry chain.

PRC Macroeconomic Overview

The PRC has become increasingly important to the global economy. It has maintained rapid economic growth from 2016 to 2020, despite Sino-US trade frictions, slowing global growth, and interest rate hikes since 2018 and impacts of the COVID-19 outbreak since 2020.

The following table sets forth selected statistics for the PRC for the periods indicated:

The PRC	2016	2017	2018	2019	2020	1H 2021	CAGR (2016-2020)
GDP (RMB billion)	74,640	83,204	91,928	99,087	101,599	53,217	6.4%
GDP growth rate (year over year)	6.8%	6.9%	6.7%	6.1%	2.3%	12.7%*	N/A
Permanent population (million)	1,382.7	1,390.1	1,395.4	1,400.1	1,411.8	N/A	0.4%
Urban population (million)	819	843	864	884	902	N/A	1.9%
Urbanization rate (%)	57.4%	58.5%	59.6%	60.6%	63.9%	N/A	2.2%
Per capita disposable income of urban households (RMB)	33,616	36,396	39,251	42,359	43,834	N/A	5.5%
Consumer price index (Previous year=100)	102.0	101.6	102.1	102.9	102.5	N/A	0.1%
Retail sales of consumer goods (RMB billion)	33,232	36,626	38,099	41,165	39,198	21,190	3.4%

Source:China National Bureau of Statistics/ Migo Corporation

Note *:As compared to 1H2020 (first half of 2020)

Key Drivers Behind the PRC Cinema Market

Growth of the urbanized market

The key tasks of China’s National “14th Five-Year Plan” aim to develop new urbanization and urban-rural integration as outlined by the National Development and Reform Commission in 2021. There will be a growth in residential consumption in the future, especially from the demand of consumption created by urbanization.

Consumption-driven economy underpinned by rising middle class

The per capita disposable income of urban households in the PRC reached RMB 43,834 in 2020, representing a CAGR of 5.5% since 2016. The rising disposable income of the urban population and the growing middle-class population seeking consumption upgrades have transformed PRC into a consumption-driven economy. Accordingly, the increase of retail spending is shifting away from necessities and towards cultural products, which has promoted the upgrading of cultural consumption. The gradual formation of film consumption habits is conducive to the sustainable development of the motion picture exhibition industry.

Social attributes have become increasingly prominent

With the development of the market economy and changes in consumer habits, the social impacts of movies have become more and more obvious. Most movie-watching behaviors occur among groups such as family, lovers, friends, and classmates. Watching movies becomes a new way to meet people's social needs; therefore, the number of attendance and the growth of box office revenue will continue to increase in the future.

Market Size of Motion Picture Exhibition Industry in PRC

The PRC motion picture exhibition industry has experienced consistency with the overall economy growth in recent years. According to the China National Film Administration, the box office revenue in the PRC grew at a CAGR of 8.9% between 2016 and 2019. The box office revenue decreased significantly due the outbreak of COVID-19 and closure orders by the government starting from the end of January 2020.  Due to the effective control of the pandemic, the cinemas in China started to reopen in July 2020 and box office revenue in the PRC was ranked the largest in the world in 2020. According to the China National Film Administration, the box office revenue reached RMB 20.4 billion in 2020 and a decrease of 68.2% compared to 2019. The box office revenue was RMB 27.6 billion in the first half of 2021, recovered to 88.0% of the same period in 2019. The number of theaters was 13,374 in 2020, representing a CAGR of 11.5% from 2016. The total number of cinema screens in the PRC continues to be the global champion reaching 75,581 in 2020. The number of cinema screens in the PRC has been increasing continuously. The data from China Movie Database showed that the number of cinema screens was 69,787 in 2019, and 5,794 screens were added in 2020, which brought the total number of cinema screens to 75,581 in 2020, representing a growth rate of 8.3%.

2016-1H 2021 Box Office Revenue in the PRC
70
60
50
40
30
20
10
0
45.71
55.91
60.98
64.27
20.41
27.6
2016
2017
2018
2019
2020
1H 2021
Box Office Revenue (RMB billion)

Source: China National Film Administration/ Migo Corporation

2016-1H 2021 Number of Theaters in the PRC
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
7,760
9,416
10,835
12,408
13,374
11,800
2016
2017
2018
2019
2020
1H 2021
Number of Theaters

Source: China Movie Database/ Migo Corporation

2016-1H 2021 Number of Screens in the PRC
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
41,129
50,776
60,079
69,787
75,581
72,000
2016
2017
2018
2019
2020
1H 2021
Number of Screens

Source: China Movie Database/ Migo Corporation

China Has Room to Increase the Number of Cinema Admissions

According to the China Movie Database, the number of cinema attendances in the PRC increased from 1,370 million in 2016 to 1,730 million in 2019, representing a CAGR of 6.0%. In 2020, Cinemas were closed at the end of January 2020 and officially reopened on July 20, 2020 in the PRC due to COVID-19. This factor resulted in the number of attendances reduced to around 550 million nationwide in 2020. The number of cinema attendances was 1,730 million in 2019, an increase of about 10 million compared to 2018, a year-over-year (YoY) growth of only 0.6%, which was far less than the 5.4% growth rate of box office revenue in 2019 compared to 2018. The average movie ticket prices rose to RMB 37.2 in 2019, with year-over-year (YoY) growth of 4.8%, which suggested that the growth of box office revenue in 2019 was mainly due to the increasing price of movie tickets than attendance.

Potential for Higher Penetration

Compared with the total Chinese population of 1,400 million in 2019, cinema admissions 2019 per capita was about 1.24, which was almost flat compared to 2018. If it was calculated with an urban population of 884 million in 2019, the cinema admissions per capita were 1.99, compared to that of 1.96 in 2018, the annual decrease of 0.03 was mainly due to the urban population increased faster than increase of cinema admissions. Compared with 4 and 3.8 attendance per capita in North America indicated by the Motion Picture Association in 2018 and 2019, the cinema admissions of moviegoers in the PRC market are still at a much lower level.

The average ticket price of movies (including service fees) has risen from RMB 35.5 in 2018 to RMB 37.2 in 2019, a 4.8% year-over-year (YoY) growth.  Since 2016, the average movie ticket prices have continued to rise, from RMB 33.4 to RMB 37.2 in 2019, an increase of 11.4% in four years. Judging from the relevant data of the TOP10 movies in 2019, most of the movie formats support 3D, IMAX, and Chinese giant screens. The new theaters in China have reached the level to compete for first-class facilities, along with the high operating costs of the cinemas, plus the rapid expansion of the number of domestic cinemas have led to fierce market competition. In order to keep up with the increasing operation costs, cinemas will inevitably increase movie ticket prices further.

2016-1H 2021 Number of Admission and YoY Growth
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
40%
20%
0%
-20%
-40%
-60%
-80%
1,370
1,620
1,720
1,730
550
720
9%
18.2%
6.2%
0.6%
-68.2%
30.9%
2016
2017
2018
2019
2020
1H 2021
Admission(million)
YoY Growth (%)

Source: China Movie Database/ Migo Corporation

2016-1H 2021 Average Ticket Price and YoY Growth
39.0
38.0
37.0
36.0
35.0
34.0
33.0
32.0
31.0
30.0
6%
4%
2%
0%
-2%
-4%
-6%
33.4
34.5
35.5
37.2
37.1
38.3
-5%
3.4%
2.7%
4.8%
-0.1%
3.2%
2016
2017
2018
2019
2020
1H 2021
Average ticket price (RMB)
YoY Growth (%)

Source: China Movie Database/ Migo Corporation

The average ticket price was based on the gross sale price including service fees.

Business Impact and Corresponding Measures Under the Pandemic

Revenue and admissions for cinemas in the PRC declined in 2020, as the COVID-19 pandemic has severely restricted film screening activities. Almost all cinemas in China closed from the end of January 2020 until late July 2020. Local governments issued prevention and control measures in the motion picture exhibition industry as follows:

On February 27, 2020, Guangdong Film Administration proposed the "Central and Provincial Film Exclusive Funds of Supporting Cinemas Affected by the Pandemic" and allocated RMB 48.88 million of film special funds to 1,337 cinemas affected by the pandemic in the Guangdong Province.

On April 3, 2020, Hainan Film Administration proposed the "Central and Provincial Film Exclusive Funds of Supporting Cinemas Affected by the Pandemic" and allocated RMB 7.41 million of film special funds to 99 cinemas affected by the pandemic in the Hainan Province.

On July 16, 2020, China National Film Administration issued notification on “Orderly Reopening of Cinemas Under the Conditions of Normalization of Prevention and Control Measures of Pandemic” with "Guidelines for the Reopening of Movie Screening Places of China Film Distribution and Projection Association for Pandemic Prevention and Control." The cinemas that have effectively implemented the prevention and control measures may orderly reopen starting from July 20, 2020.

Overview of the Market in Guangdong Province

The Company is headquartered and three out of four of our operating cinemas are located in Guangdong Province. Guangdong Province is an energetic province in terms of economic development with an open and well-developed business environment. The capital of the province is Guangzhou city. As of 2020, the province had a population of 126.01 million across a total area of about 179,800 km2.

In according to “The Outline of the Plan for the Reform and Development of the Pearl River Delta (2008-2020)” issued by the National Development and Reform Commission in 2008, the Pearl River Delta (PRD) Economic Zone has played a remarkable leading role and had an important strategic status in the overall effort of PRC to pursue economic and social development and carry on the reform and opening-up. The PRD Economic Zone is formed by 9 municipalities in Guangdong province, namely Guangzhou, Foshan, Zhaoqing, Shenzhen, Dongguan, Huizhou, Zhuhai, Zhongshan and Jiangmen. They are also part of the Guangdong-Hong Kong-Macau Greater Bay Area (GBA).

On July 1, 2017, the National Development and Reform Commission and the governments of Guangdong province, Hong Kong and Macau signed the Framework Agreement on Deepening Guangdong-Hong Kong-Macau Cooperation in the Development of the Greater Bay Area in Hong Kong. The objective is to further deepen cooperation amongst Guangdong province, Hong Kong and Macau, fully leverage the composite advantages of the three places, facilitate in-depth integration within the region, and promote coordinated regional economic development.

The following table sets major economic indicators of the regions (2020):

Regions	Land Area (sq.km)	Population (million)	GDP (RMB billion)	Per-capita GDP (RMB)
GBA[1]	56,097	86.17	11,521	133,700
Hong Kong SAR	1,110	7.47	2,401	321,420
Macau SAR	33	0.68	168	247,000
Guangdong Province[2]	179,800	126.01	11,076	87,900
1)The Pearl River Delta Region (PRD)-9 cities	54,954	78.02	8,952	114,700
2)Outside PRD-12 cities	124,846	47.99	2,124	44,260

Source: China National Bureau of Statistics/ the Hong Kong and Macau SARs Government / Migo Corporation

Note:

1. GBA data covers the two Special Administrative Regions (SARs) of Hong Kong and Macau, and the 9 municipalities in the Guangdong province.

2. Guangdong province data includes data of 9 municipalities in the PRD Economic Zone and data 12 cities of outside PRD.

The following table sets selected statistics for the periods indicated in the Guangdong Province:

Guangdong Province	2016	2017	2018	2019	2020	1H 2021	CAGR (2016-2020)
GDP (RMB billion)	8,220	9,160	9,730	10,767	11,076	5,722	6.1%
Box Office (RMB billion)	6.66	8.00	8.36	8.95	2.59	3.00	-17.2%
Number of Theaters	930	1,137	1,234	1,398	1,513	1,769	10.2%
Number of Screens	2,065	6,437	7,527	8,424	9,414	N/A	35.4%
Admission (RMB million)	187	221	232	234	4	82	-53.7%

Source: China National Bureau of Statistics/ China Movie Database/ Migo Corporation

Active capital investment in the Guangdong film market

Guangdong province is bordered with both Hong Kong and Macau and has a strong private business sector.  Guangdong’s GDP has topped in the PRC for 32 years in a row. The annual growth rate reached 6.1% from 2016-2020 and its GDP reached RMB11,076 billion in 2020. In Guangdong Province, factors that drive the continuous growth of box office for many years include Guangdong-Hong Kong- Macau Greater Bay Area (GBA), serving as the engine driving regional development and the strong and supportive government policies promoting business development. The total area of GBA is around 56,097 km2 with over 86.17 million population. GBA’s GDP and per-capita GDP reached RMB11,521 billion and RMB133,700 in 2020.  GBA has great significance in the country's implementation of innovation-driven and technology development.

Moreover, actively taking advantage of talents in the region, GBA creates as a "major film creation area" linking to the two special administrative regions of Hong Kong and Macau. The local government continuously supports the Guangdong-Hong Kong- Macau Film Production Investment and Trade Fair organized by the Hong Kong Film Development Council, with a view to enhancing the cooperation amongst Guangdong, Hong Kong and Macau on films through activities such as investment conferences and symposiums. With the support of relevant policies and the concerted efforts of Guangdong filmmakers, the once sluggish Guangdong film creation and production have regrouped and radiated new vitality.

According to the statistics of the National Film Ticketing Comprehensive Information Management System, the box office revenue of Guangdong Province increased from RMB 6.66 billion in 2016 to RMB 8.95 billion in 2019, representing a CAGR of 23.0%. In 2019, Guangdong's box office revenue was RMB8.95 billion, accounting for 13.9% of the total box office revenue of the PRC, as well as a year-over-year (YoY) growth of 7.1%, which was slightly higher than the national growth level (5.4%); In 2020, Guangdong's box office revenue amounted to  RMB 2.59billion, only a fourth of the figure from 2019 due to the impact of the pandemic, also ranking first in the country for 19 consecutive years, accounting for 12.7% of the PRC's market share. Moreover, the development of the GBA's motion picture exhibition industry has accelerated. The cinemas and screens of Guangdong Province increased from 930, with 2,065 screens in 2016 to 1,513 with 9,414 in 2020, representing a CAGR of 10.2% and 35.4%, respectively. In 2020, there were 1,513 cinemas in Guangdong province, with 9,414 screens, respectively a year-over-year (YoY) growth of 8.2% and 11.6%, also ranks first in the country. The number of cinema attendances in Guangdong reached 234 million in 2019, almost flat comparing to 2018.  The pandemic had a severe negative impact on the motion picture exhibition industry in 2020, which has caused significant decrease in CAGR of box office revenue and cinema attendances. With the successful containment of the pandemic and rebound of moviegoer demand for the in-theater movie experience, Guangdong’s box office has shown a remarkable recovery since reopening in July 2020 and become the nationwide largest movie market in China in 2020.

Competitive Landscape

More diversified sources of income

Young children enjoy cinema going. Sometimes they attend with a group of friends. They are often accompanied by parents or relatives. Movies for the younger age groups are important for local cinemas and may attract sell-out audiences for morning or matinee performances, especially at weekends and during school holidays.  Many cinemas now have a regular slot for these audience and operate it like a ‘club’ to encourage repeated visits. "Cinema Plus" opens up room for monetization, and non-ticket revenue drives new growth in the industry. Usually, most of the cinema's revenue comes from box office revenue, and non-box office revenue mainly consists of three business components: (1) selling goods, which means that the cinema sells products including popcorn, beverages, movie derivative products, membership cards in the shopping mall or other public areas, etc. In addition, “Dine-In service”, that is the moviegoer can eat delicacies while watching the movie.; (2) advertising revenue, which performs film-side patch ads by cinema chains stickers, cinemas pre-screening advertisements as well as through LED displays, digital posters, etc. Moreover, cinema sets relevant light box posters, X display racks, paper stand models and other position advertisements; (3) long-term rental services, income from the rental of theater venues for seminars, conferences and other activities.

Cinema technology with a strong sense of experience will become the dominant trend

Movie cinemas are in near-constant states of innovation these days, with cinema chains and cinema operators all around the nation trying various ways to get audiences back into cinemas more often. The motion picture exhibition industry is no longer a pure movie screening space, and have been adjusted in response to the new era and new consumer demand. Cinema as a hub platform connecting cultural consumption and other industrial consumption, it is becoming "high-end" and "individualized." The transformation of "service-oriented" comprehensively interacts with the cinema's big screen scenes in a way of different industries that may produce chemical reactions, such as moviegoers, advertisers, derivatives, and catering, gaming, and lifestyle services. The introduction of catering into theaters is one of the current trends.

Going forward, there might be more tech innovations for cinemas to better deliver film content. As an important place for social interaction, theaters will not be limited to simple viewing needs. Upgrading existing theater equipment, enriching viewing scenes, and providing integrated value-added services are important ways for theaters to divert traffic. As the direct carrier of watching movies, cinema equipment is a hardware condition that cannot be ignored. Currently, China’s upgraded theaters include IMAX Hall, China Giant Screen Hall, Dolby Atmos, DTS:X Surround Sound, 3D, 4D Hall and Dolby Cinema, ScreenX three-screen cinema and other forms. Domestic 4D cinema brands include 4DX, MX4D, D-BOX, etc.; ScreenX cinema allows audiences to have a 270-degree ultra-wide-angle immersive experience, creating a new viewing space.

Film technologies are constantly evolving and will be more widely used in cinemas in the future, such as: VR technology, laser projection technology, giant screen projection high dynamic range projection technology, immersive sound technology, with 4D technology and smart cinema, future movie viewing will gradually develop towards high-end, comfortable, multi-dimensional interaction, and strong immersion, turning the movie theater into a “strong experience consumption” viewing scene.

BUSINESS

Overview

We are an operator of high-end cinemas in southern China. Since we commenced our business in 2012, we have been developing and operating cinemas on leased commercial properties and generating revenue mostly from ticket sales for motion pictures screened in our cinemas, concession sales of food and beverages as well as related movie-based merchandise at our cinemas. We believe that our audiences are attracted to our cinemas by the films we exhibit, the locations of our cinemas and the overall entertainment experience we offer. Our cinemas are located in major commercial districts and residential areas and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies.

As of the date of this prospectus, we have four cinemas in operation under our IDC International Cinema brand name through Guangzhou Star Dream, which are IDC Panyu, IDC Baiyun, IDC Zhongshan and IDC Sanya with a total of 31 screens and 4,247 seats. We joined two cinema circuits, Guangzhou Jinyi Zhujiang Cinema Line Co., Ltd. (“Guangzhou Jinyi Zhujiang”) and Huaxia Film Distribution Co., Ltd. (“Huaxia Film”), to obtain film prints and exhibition rights for screening at our cinemas according to cinema circuit franchise agreements, among which, IDC Sanya joins Huaxia Film circuit and our other three cinemas all join Guangzhou Jinyi Zhujiang circuit. We also have three cinemas under constructions, which are IDC Zhuhai, IDC Zengcheng and IDC Nanning with an expectation of a total of 26 new screens and 2,850 new seats. Due to the COVID-19 pandemic, the construction of the shopping malls in which our new cinemas will be located has been delayed, and currently we do not have anticipated opening dates for these three new cinemas.

The cinemas we operate are all multiplexes, which are essentially complexes integrated into shopping malls with multiple screens that allow for simultaneous screenings of different movies, thus offering cinema attendees a wider range of movie selection, including 3D releases. Except for IDC Baiyun, which is located in a residential area in Baiyun district of Guangzhou City, all our cinemas are situated in the midst of busy commercial districts with ease of pedestrian and vehicular access.

To procure digital film prints of the films selected by us for screening in our cinemas, each of our cinemas has joined one particular cinema circuit by way of a cinema circuit franchise agreement entered into by the applicable cinema and its respective cinema circuit. We distribute the net cinema box office income to the cinema circuits according to the respective percentages as agreed in the cinema circuit franchise agreements, after deducting taxes and add-on charges totaling 15% taxes and a 5% state film special fund contribution, which are stipulated and charged by the Office of China Film Business Special Development Funds Administration Commission, from the gross cinema box office income. Our revenue is derived primarily through such net cinema box office income by Guangzhou Star Dream. We also derive revenue from (i) concession sales of food and beverage as well as movie-based merchandise at our cinemas; (ii) other ancillary services such as advertising services and sponsorship arrangements; and (iii) rental income by sub-leasing areas or spaces within cinema premises to third party commercial operators.

The following table sets forth a breakdown of our net revenues during the six months ended June 30, 2021 and the fiscal years ended December 31, 2020 and 2019 by revenue stream:

	For the year ended December 31,
	2020		2019
	US$	%	US$	%
Ticket sales	$1,205,713	83.9	$5,701,723	73.2
Concession sales	130,060	9.1	793,909	10.2
Sponsorship and advertising services	31,618	2.2	780,485	10.0
Rental income	68,906	4.8	508,826	6.6
Total	$1,436,297	100.0	$7,784,943	100.0

The following table sets forth a breakdown of our net revenues during six months ended June 30, 2021 and 2020 by revenue stream:

	For the six months ended June 30,
	2021		2020
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Ticket sales	$1,556,017	83.5	$142,434	54.8
Concession sales	233,947	12.5	17,269	6.7
Sponsorship and advertising services	3,820	0.2	65,776	25.3
Rental income	71,362	3.8	34,315	13.2
Total	$1,865,146	100.0	$259,794	100.0

The target audience for each of our cinemas varies based on the demographics of the geographic area in which each cinema is located, ranging from shoppers, residents, after work crowd and even tourists.

Almost all of our customers are audiences from the general public who purchase tickets to movie screenings either on-site at our cinema ticket counters, or through our WeChat Official account, the online and app platform maintained by us, or via third party ticketing platforms such as Maoyan, Tao Piao Piao, Yuandong and Yuan Xian Tong. For six months ended June 30, 2021 and 2020, ticket sales generated from our own ticketing system accounted for approximately $0.41 million and approximately $0.04 million, respectively, while ticket sales generated from third party ticketing platforms accounted for approximately $1.15 million and approximately $0.1 million, respectively. For the years ended December 31, 2020 and 2019, ticket sales generated from our own ticketing system accounted for approximately $0.26 million and approximately $1.29 million, respectively, while ticket sales generated from third party ticketing platforms accounted for approximately $0.95 million and approximately $4.4 million, respectively.

As the competitive landscape varies for our individual cinemas operating under different geographical and demographic conditions, uniform pricing is not optimal for our operations and is therefore not adopted for the movies screened at our cinemas. The price for a ticket for a particular screening at an individual cinema is set by our management team based on its positioning in the market and the competition faced from within the area, provided that the ticket prices are above the minimum prescribed by the movie distributors. The suppliers for our film exhibition business mainly include cinema circuits, whom we obtain digital film prints from and share box office receipts with. Our suppliers also include third party vendors who provide our individual cinemas with various cinematic equipment, and commercial property developers/owners for leasing us our cinema sites.

Guangzhou Star Dream is our operating entity that conducts film exhibition business and operates concession stands in all our cinemas that sell snacks and drinks as well as film-related memorabilia and collectables. We continually seek to increase concessions sales by updating our product mix, introducing special promotions from time to time and offering employee trainings and incentive programs to up-sell and cross-sell products.

Guangzhou Star Dream also provides advertising services through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a cinema operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the advertising time available at the start of a film. We generally utilize third party advertising service providers to sell 30-second slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The film distributor is entitled, subject to the consent of the copyright owners, to sell the time slots immediately preceding the screening of the film. The number of advertising slots will depend on the expected popularity of the film as well as the film screening schedule at the cinemas. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films as well as to other companies, such as food and beverage companies, that want to target audiences that attend our cinemas.

Our net revenues dropped significantly in year 2020 as a result of the COVID-19 pandemic and reduction in revenue from IDC Baiyun. The local government of Baiyun District has initiated the redevelopment plan for the district, which embarked on the process of demolition and relocation of residential area around IDC Baiyun which has caused the reduction of attendance. The most significant negative impact to our revenue in 2020 is due to the outbreak of COVID-19 and measures taken by the local government to prevent the spread of COVID-19. Revenue derived from our film exhibition operations increased from approximately $0.14 million for the six months ended June 30, 2020 to approximately $1.6 million for the six months ended June 30, 2021. Our net loss was approximately $0.76 million and $0.96 million for the six months ended June 30, 2021 and 2020. Revenue derived from our film exhibition operations decreased from approximately $5.7 million for the year ended December 31, 2019 to approximately $1.2 million for the year ended December 31, 2020. Our net income was approximately $0.48 million in the year ended December 31, 2019 and net loss was approximately $2.4 million for the year ended December 31, 2020.

Our business has been materially and negatively impacted by COVID-19 in 2020. We have been in compliance with governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19 and to help ensure the health and safety of the customers and staff. Our offices and cinemas were closed at the end of January 2020, and remained closed as a result of the outbreak until July 2020. Our office and cinemas are now fully open and have resumed ordinary operations. COVID-19 has materially and negatively impacted box office in China due to the closure, limited seating capacities and social distancing guidelines caused by COVID-19 and it has also caused studios to postpone new film releases or moved them to online streaming and the home video market in lieu of a theatrical release.  The impact of the COVID-19 virus on us, the motion picture exhibition industry and the broader economies is still uncertain and different to predict.

The film exhibition business is capital intensive by nature as hardware and software expenses are incurred in the development and operation of cinemas, including costs on renovation, installation of seating and other facilities, procurement of audio-visual equipment and the implementation of ticketing and screening management systems. We have four self-operated cinemas for which we incurred total capital expenditure of approximately $2 million and $0.6 million as of December 31, 2020 and June 30, 2021, respectively.

We, through our wholly owned indirect subsidiaries Chunghei Culture and Guangzhou Star Dream, operate cinemas in southern China and we are not a Critical Information Infrastructure Operator (“CIIO”) or a Data Processing Operator (“DPO”) as defined in the Cybersecurity Review Measures published by the Cyberspace Administration of China or the CAC on July 10, 2021. Our WeChat Official account and online and app-based membership platforms have less than 1 million users.  As of the date of this prospectus, we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors, (2) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success and differentiated us from other competitors in the market we operate.

Standardized management with retained flexibility for individual operations to better respond to variabilities in different geographical areas

We adopted standardized management practices across our line of cinemas with a view to reduce operating risks and ensure smooth and consistent business operations. We have an operations manual setting out standard operating procedures, quality control measures, performance reviews and reporting mechanisms adopted at our various cinemas for the purpose of optimal quality of services we deliver to our customers.

We believe that routine decisions involving daily operations and their execution are, however, best left to managers at individual cinemas who work closely with frontline staff and oversees the performance of individual cinemas. The manager of each cinema is allowed certain degree of flexibility in determining prices of food and beverage items to achieve promotional and marketing goals for the cinema he/she is in charge of, provided that the discounted price do not fall below the minimum price determined by our management team. Our managers and sales personnel deployed on site are also closely involved in the implementation of marketing initiatives and strategies for individual cinemas, which include the coordination and planning of joint promotional efforts with malls and mall tenants. Such arrangement allows for swifter decision making and better coordination of services whilst ensuring on site compliance with the measures and procedures laid down by our management team at each individual cinema. The streamlined decision-making process for product sourcing and the execution of promotional campaigns also facilitate timely, efficient and effective responses to adapt to local consumption preferences.

Streamline operations by tasking staff with multiple functions

As the mundane yet essential tasks involved in the daily operations of cinemas, e.g. performing ticket checks, are sparsely scheduled, our frontline staff at each of our cinema sites are thus being assigned different roles such that they can perform a diverse range of functions according to our carefully designed work schedule. Different from many large cinema operators in China, since the early 2018, except for duties required to be performed by specialists such as electricity technicians, we have started to train our frontline staff by requiring them to rotate through substantially all duties, tasks, roles, functions and responsibilities at each of our cinema sites to gain experience and familiarize themselves with the daily on site operations of our cinemas, including the selling of tickets, performing ticket checks, regular inspection of the premises and serving customers at the concession counter. The elimination of duplicated roles and the shedding of redundant posts at our cinemas has resulted in a drop in the number of our frontline staff, which has been reduced from 88 at the beginning of 2018 to 34 on December 31, 2021. By reducing staff downtime, not only are we able to reduce our overhead, we believe that the morale and experience of our staff are also improved through the provision of on-site training and by allowing them to assume multiple roles.

We strive to improve job satisfaction of our staff, and hence enhancing staff retention, by offering them the opportunity to acquire new skillsets such that they are able to break out of otherwise repetitive and mundane routines.

Targeted approach in programming which recognizes and actively responds to the variations in local needs and preferences

We aim to differentiate ourselves from other cinema chain operators in the flexibility and agility in our programming decisions which we believe enables us to better align with local lifestyle, interests and tastes. The screenings at each individual cinema are specifically tailored to correspond to the needs and preferences of the audiences in the respective neighborhoods and communities in which we operate. When making programming decisions, our focus is not only on movie topics, film contents or titles that appeal to the local audience but also the language of the shows (whether in Mandarin, Cantonese or English), the cinema viewing format of choice (2D or 3D) and whether premium viewing experiences such as screenings in the China Giant Screen format are to be offered for a particular showing. Unlike the uniform programming schedules adopted by many nation-wide cinema chains, our management is committed to devoting much time and efforts to strategically plan and review all individual showings at each of our cinemas which necessitates the development of an understanding of the local viewing habits and constant monitoring of the movie-viewing trends. As such we tend to arrange more screenings of Hong Kong films in cinemas that serve mostly locals who grow up watching Hong Kong TV dramas and movies while more mandarin titles are screened at cinemas where the local audience comprises mostly of working crowd from different parts of the nation.

The language a film is screened in is a particularly salient factor to consider when formulating our show schedules and making programming decisions as it can be the differentiating factor that drives audiences to our cinemas and allows us to stand out from our competitors. For films that are best appreciated in its original language, more screens and showings would be devoted to the screening of such. As for imported films and animated features which appeal to a broad audience, showings are arranged in all languages during prime movie-going hours. We also schedule more screenings of the dubbed versions of foreign films for younger audience during school holidays and at our child-friendly theatre.

Our programming is catered in response to audience reception of a particular release. Performance of individual screenings at each of our cinemas are closely monitored by our on-site managers and prompt reporting mechanisms are in place such that swift decisions can be made to cancel screenings of underperformed shows and devote more screens for unexpected hits.

Experienced management team with in-depth industry expertise and knowledge

We are led by an experienced management team which has extensive and in-depth knowledge and experience of the motion picture exhibition industry, including in cinema management, marketing and brand promotion, new location selection and evaluation, feasibility studies and development plans for new cinemas.  Our senior management team comprises of individuals with an average of 15 years of experience in the industry and they are well positioned to analyze current trends of films and consumer behaviors.

We have established a system with professional valuation for new expansion and investment as well as efficient management and operation team to build our IDC International Cinemas in different cities with a unified brand and culture for all cinemas. Our current focus for the new developments is primarily on southern China, especially in Guangdong and Guangxi provinces.

Advanced Screening Technologies and System

We pursue to provide upgraded movie watching experience to our customers with new screening technologies and sound quality to achieve high customer satisfaction. We use advanced digital projection equipment and sound system. Our IDC International Cinemas have introduced Dolby Atmos and American JBL sound system, including JBL’s new three-division screen line array loudspeaker.

All of our IDC cinemas are equipped with standard hardware configurations of "panoramic sound", "wide row spacing" and "large screen". which make the movie viewing experience in these cinemas more immersive and unforgettable.

Innovative Development Ideas

We continuously explore innovative ideas for our products and services. In 2017, IDC Zhongshan opened up a special theme theatre for children and it also set up a film museum in the cinema, for interested fans to visit the film culture. Our cinemas are built with the concept of cultural and entertainment center, which include gaming machines, antique video game machine, children's playground, billiard club, coffee tasting room, imported snacks experience hall and live studio. Our cinemas also provide venues for events, birthday parties and anniversary celebrations. We also have VIP private auditorium for high-end customers with private bathroom, make-up room and private bar services.

Our Business Strategies

We are committed to bringing to our audience differentiated cinematic experiences tailored to local needs and preferences. Setting our sights on the opportunities offered in the continuously growing cinematic market in southern China, we strive to achieve sustainable growth and extend our market penetration into under-screened areas. To achieve our goal, we intend to implement the following strategies:

Consolidate our market position in Guangdong province.

Our Company is headquartered in Guangdong province and three out of four of our operating cinemas are located in Guangdong province. We also have one cinema in construction in Zhuhai city, Guangdong province. According the GDP ranking list for 2020 in China by Securities Times, Guangdong province’s GDP in 2020 continues to rank No. 1 in China for 32 consecutive years with over RMB 11 trillion (approximately $1.69 trillion) in 2020, surpassing Australia and would be the 13th largest economy if it were a country. We aim to consolidate our position in Guangdong Province by expanding our operations and enhancing our position as a leading operator in Guangdong Province.

Expand into other provinces in southern China.

We aim to expand our operations in new markets in other areas of southern China, leveraging the business model that we have developed and implemented in Guangdong Province. Currently, we have two cinemas under construction in Guangxi province.  We plan to add six new cinemas in five different cities in the next 2-3 years, of which three are expected to be in Guangdong Province, one in Guangxi Province, one in Hainan Province and one in Shanghai city. We have signed letters of intent with developers of the shopping malls for the lease and development spaces for cinemas, which will submitted to local authorities for obtaining zoning and planning permits as a part of development project of the shopping malls.

Maximize revenue opportunities through cinema related operations.

We will continue to pursue additional revenue growth opportunities by developing and expanding ancillary revenue streams, such as concession sales of foods and beverages, sponsoring and advertising revenues. With these ancillary revenue streams, we aim to improve margins and reduce fluctuations caused by seasonality of the motion picture exhibition industry.

We also intend to develop a vibrant movie going culture at existing cinemas. We plan to grow our customer base through loyalty programs, such as loyalty cards and reward schemes, together with the effective use of online ticketing platforms and other online marketing and promotion tools, such as announcing movie and showing information through WeChat, Sina Weibo and other social media.

We are constantly re-evaluating and analyzing our customer viewing patterns through our information systems in order to tailor our programming to satisfy customer requirements.

Our operating subsidiaries were formed in and are operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, including without limitation a Business license, Film Exhibition Licenses, Certificates for Technical Qualification of Exhibition Equipment of Digital Film, and Food Operation Permits.

Competition

The market for cinemas is highly fragmented. We compete with other movie theater operators for audience acceptance on the basis of the films we exhibit, the location of our movie theaters, and seating comfort, theater capacity, ticket prices, projection and sound systems that influence the audiences' experience. Our cinemas also compete to enter into agreements with theater circuits and secure film exhibitions offered by theater circuits based on factors such as the location, condition and capacity of the theater, revenue potential and licensing terms and a theater operator's ability to attract and license desirable films. We compete for new theater sites with other theater operators as well as other entertainment venues.

Intellectual Property

Our intellectual property assets include: trademarks and licenses of intellectual property rights of various kinds, primarily in the films we exhibit.

Our IDC trademarks are currently registered in China and Hong Kong.

We devote significant resources to protecting our intellectual property in China. We rely upon a combination of copyright, trademark and Internet/domain name statutes and laws and contract provisions to protect our intellectual property. However, there can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of film rights and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of our intellectual property. Copyright protection is a serious problem in the film distribution, production and exhibition industries because of the ease with which films may be duplicated and distributed illegally. Film piracy is widespread in China and other Asian countries to a greater extent that in the United States and Europe. Film piracy continues to be prevalent across the entertainment industry. See "Risk Factors—Risks Relating to Our Business—Piracy of films, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films."

Despite our efforts to protect our intellectual proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or challenging our property rights. See “Risk Factors — Risks Related to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of the date of this prospectus, we have not been subject to any material dispute or claims for infringement upon third party trademarks, licenses and other intellectual property rights both in or outside China.

Employees

As of December 31, 2021, June 30, 2021 and December 31, 2020, we had a total of 33, 38 and 44 employees. The following table sets forth the breakdown of our employees as of December 31, 2021 by function:

Category	Number of Employees	Percentage of workforce
Management	4	12.12%
Operations and Development	16	48.48%
Sales and Marketing	3	9.10%
Finance and Accounting	5	15.15%
Human Resources	2	6.06%
General and Administration	1	3.03%
Others	2	6.06%
Total	33	100%

As of December 31, 2021, 27 of our employees were based in Guangdong Province, where our principal executive offices are located and 6 were based in Hainan Province.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances for our employees, up to a maximum amount specified by the local government from time to time. However, as of the date of this prospectus, we have not made employee benefit payments in full in the past. So, we may still be required to pay late fees and penalties. See “Risk Factors—Risks Related to Our Business — We did not comply with PRC employee social insurance scheme contribution regulations.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our principal executive office is located in Guangzhou City, Guangdong Province, China, where Guangzhou Star Dream leases approximately 300 square meters for office space. Guangzhou Star Dream also leased seven spaces for our cinemas as disclosed in the following table. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property.

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
No. 383, Panyu Avenue North, Panyu District, Guangzhou	Guangzhou Haiyin youyicheng Business Co., Ltd.	About RMB 4 million	December 31, 2027	Cinema & Management
Cultural Activities Center of Baiyun Vogue City No.1,Shangjing Avnue Baiyun District, Guangzhou	Guangzhou Chuangyu Real Estate Development Co., Ltd.	About RMB 1.7 million	May 31, 2030	Cinema & Management
Sanya Yalong Bay No. 1 Town (Outlet Square), Sanya City	Baishen business management (Hainan) Co., Ltd.	About RMB 1.8 million	March 31, 2036	Cinema & Management
4th floor, No.1 East Shengping Road, Seaport City, Xiaolan town, Zhongshan	Zhongshan Haigang Property Management Co., Ltd.	About RMB 1.4 million	April 30, 2030	Cinema & Management
*No. 1 Hall on first floor and second floor of No 5 Buidling of Guangying Creative Park	Guangzhou Zhencheng City Guangying Garment Co., Ltd.	Minimum RMB 1.5 million	December 5, 2034	Cinema & Management
*Third Floor of Zhuhai Xinsuhao Fortune Tower	Zhuhai City Chenghai Trading Co., Ltd.	Minimum RMB 1.2 million	15 years from delivery of Premise	Cinema & Management
*2nd and 3rd floor of B lot of Greenland West City International Huadu Project, No. 20 Luowen Road, High-Tech District	Guangxi Greenland Jinyao Property Co., Ltd.	RMB 233 thousand for first 14 months then RMB1.1 million to RMB 1.57 million	15 years form opening	Cinema & Management

* Under Construction

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Seasonality

Our revenues have generally been seasonal because of the way major film distributors release movies. Historically, the most marketable films have been released during the summer holidays, National Day holidays, Spring Festival holidays and Labor Day holidays, when the audience attendance rate at our cinema is generally higher. As a result, our revenue is higher during the corresponding periods.

Furthermore, poor performance of films released to the market, or a disruption in the release of films during these periods, could adversely affect our financial results for the entire fiscal year. An unexpected blockbuster film during other periods can alter the traditional seasonal trend. The timing of movie releases can therefore have a significant effect on our results of operations, and its results for one quarter are not necessarily indicative of the results for any other quarters.

Insurance

The Company has public liability insurance and property insurance coverage but it does not carry any business interruption insurance, product liability insurance or any other insurance policy. Our Chinese subsidiaries offer employees social security insurance including endowment insurance, medical insurance, unemployment insurance, maternity insurance, employment injury insurance and housing provident fund as required by China government regulations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Motion Picture Exhibition Industry

Our core business is the exhibition of films in China. Our operations in the motion picture exhibition industry are mainly regulated by the Film Administrative Regulations, or the Film Regulations, effective on February 1, 2002, the Interim Provisions on the Qualifications for a Film Enterprise's Access to Commencement of Operation, or the Film Enterprise Qualification Provisions, effective on November 10, 2004, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, or the Film Filing Provisions, effective on June 22, 2006, the Regulations on the Sino-foreign Cooperation in Film Production, or the Sino-foreign Cooperation Regulations, effective on August 10, 2004, the Film Industry Promotion Law of the PRC, effective on March 1, 2017, and other rules and regulations issued based on the foregoing regulations. Pursuant to those regulations, production, distribution, exhibition and import of films are subject to special licenses or approvals issued by the SARFT and/or its local counterparts as follows: (i) Film Production License or Film Production License (Single Film), as applicable, for production of films in China; (ii) License for Sino-foreign Cooperation of Films for joint production of films by PRC and foreign entities; (iii) Film Distribution License for distribution of films; (iv) Film Exhibition License for exhibition of films and Certificate for Technical Qualification of Exhibition Equipment of Digital Film for exhibition of digital films; and (v) License for Film Public Screening for any film exhibited in, imported into or exported out of China. As of the date of this prospectus, the Company has obtained all necessary permits for our film exhibition business in China.

Regulations Relating to Film Exhibition

Pursuant to the Film Industry Promotion Law of the PRC promulgated by the Standing Committee of the National People's Congress on November 7, 2016 and was effective on March 1, 2017, an enterprise or individual business operator with appropriate conditions in terms of personnel, site, technology and equipment may carry out cinemas operation or other motion picture exhibition activities at fixed sites.

On December 25, 2001, the State Council promulgated the Film Regulations, which became effective on February 1, 2002. Pursuant to the Film Regulations, the establishment of a film exhibitor is subject to the following conditions: (i) having the name and articles of association; (ii) having a well-defined scope of business; (iii) having an organizational structure and professionals that meet the needs of its scope of business; (iv) having the funds, premises and equipment that meet the needs of its scope of business; and (v) other conditions as prescribed by laws or administrative regulation. The entity that intends to establish a film exhibitor shall file an application with the local film administration authority at the county or municipal level. A Film Exhibition License will be issued to the successful applicant once getting approval. And the applicant shall take the Film Exhibition License to make registration with the local administrative department for industry and commerce and obtain a business license in accordance with the law. The Film Exhibition License is subject to annual inspection of the issuing authority and failure to pass the annual inspection will lead to the expiration of the license.

Pursuant to the Provisional Regulations on Foreign Investment in Cinemas promulgated by the State Administration of Radio, Film and Television, the Ministry of Commerce and the Ministry of Culture, which became effective on January 1, 2004, was later amended on April 8, 2005 and became effective on May 8, 2005 and was then amended on January 18, 2006 and became effective on February 20, 2006, foreign companies, enterprises or other economic entities or individuals ("foreign investors") can establish sino-foreign equity joint venture enterprises or sino-foreign cooperative joint venture enterprises with domestic companies or enterprises to construct or convert cinemas and engaging in film exhibiting services, upon the approval from the Chinese Government. Foreign investors shall not establish wholly foreign-owned cinemas or cinema chain. Upon completion of construction and/or renovation of a foreign-invested cinema and inspection by the relevant departments, the foreign-invested cinema shall take the Approval Certificate for Foreign Investment Enterprises and its business license to apply for the Film Exhibition License with the local film administration authority before it can engage in film exhibiting services.

The Detailed Rules for the Implementation of Reforming the Film Distribution and Exhibition (Trial Version) was promulgated by the SARFT and the Ministry of Culture and took effect on December 18, 2001, which stipulates that as to the cinema circuit which is formed by contractual relationship by different parities, the contract period shall not be less than 3 years (including 3 years). A cinema can only join one cinema circuit. After the expiration of the contract, each can choose once again.

On December 11, 2018, the State Film Bureau issued the Opinions on Speeding Up the Construction of Cinemas and Promoting the Prosperity and Development of the Film Market, which points out that the government will implement several economic policies to support motion picture related industry development and encourage the acceleration of cinema construction and development, including but not limited to: (i) Encourage enterprises to actively invest in cinema construction. Film authorities at all levels and relevant departments shall provide facilities in approval of formalities for enterprises to invest in the construction of cinemas, and strengthen planning guidance for the location and distribution of cinemas; (ii) Encourage cinemas to actively adopt advanced technology, upgrade the exhibition environment, equipment and facilities, and improve the exhibition quality. The special funds for the development of the national motion picture related industry will support and subsidize the cinemas to install giant screen system and laser projection and other advanced technology. The amount of subsidy shall not exceed 20% of equipment procurement expenditure, and each the fund subsidy of each cinema shall not exceed RMB500,000; (iii) New (renovated or expanded) cinemas in county and towns (county-level cities) in the mid-western and western regions (including regions that enjoy the western development policy in a comprehensive manner as stipulated by the State Council) will be funded through the special funds for the development of the national motion picture related industry. The subsidy for each newly built cinema will not exceed RMB300,000, and that for each renovated or expanded cinema will not exceed RMB200,000. For the operation and development of county-level city cinemas located in "concentrated contiguous areas with special difficulties", a subsidy of RMB100,000 to RMB150,000 will be given to each cinema; (iv) The cinemas in the town and county that are newly built or expanded and joined the city cinema circuit will get support and subsidy, the subsidy for each cinema shall not exceed RMB300,000.

Exhibition of digital films further requires a Certificate for Technical Qualification of Exhibition Equipment of Digital Films. Movie theaters operated by Guangzhou Star Dream are equipped to display both non-digital films and digital films, and have obtained Film Exhibition Licenses and Certificates for Technical Qualification of Digital Film Exhibition Equipment to exhibit digital films. Movie theaters may not exhibit any film that has not received a License for Film Public Screening. Movie theaters are required to exhibit domestic films for at least two thirds of the total exhibition time every year. As of the date of this prospectus, the Company has obtained all necessary permits for our film exhibition business in China.

Regulations Relating to Sales of Food and Beverage in Movie Theaters

Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which was promulgated on February 28, 2009 and took effect on June 1, 2009, and was later modified and effective from April 29, 2021, sales of foods or beverages requires a Food Operation Permit issued by the relevant administration for food safety supervision, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Operation Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Operation Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Risk Factors—Risks Relating to Our Business—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing and our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

Regulations Relating to advertising relating to motion picture exhibition industry

Currently only few regulations have been issued specifically for the administration and regulation of pre-screening advertising, including the Circular on Strengthening of Administration of Pre-screening Advertising effective on June 25, 2004 and the Circular on Further Regulation of Pre-screening Advertising effective on February 10, 2009. Pursuant to those regulations, consent of the copyright owner of the film is needed for placing pre-screening advertisements before the screening of the relevant film; no entities including film distributors and exhibitors can delete or replace any pre-screening advertisement without consent of the relevant film copyright owner. In addition, pre-screening advertisements shall be displayed before the License for Public Screening of Films and the screening time as stated in the tickets. Violation of those regulations may result in public condemnation or, in case of serious violation, suspension of supply of films or suspension of exhibition.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

 According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in June 2020, the 2021 Negative Lists cuts down the number of items restricted or prohibited to foreign investors from 33 to 31, widening access to more industries and fields. However, the 2021 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

This new Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign invested company may engage in any business activities that are not in the negative list and pre-approval is not required anymore.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed in the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

On December 26, 2019 the State Council issued the Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations which came into effect on January 1, 2020. According to the Implementation Regulations, in the event of any discrepancies between the Foreign Investment Law, the Implementation Regulations and relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special measures with respect to shareholding, senior management personnel and other matters stipulated in the Negative List.

Guangzhou Star Dream, engages in film exhibition and cinema operation business, which are not within the category for which foreign investment is restricted under the current 2021 Negative Lists or other PRC Laws.

Regulations relating to Internet Information Security and Privacy Protection

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

The Cybersecurity Law, as adopted by the National People’s Congress on November 7, 2016, has come into force on June 1, 2017. Considered as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, effective on November 1, 2021, which provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Draft Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the Cybersecurity Review Measures was promulgated by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022. The Cybersecurity Review Measures provides that data processors who engage in data processing activities that affect or may affect national security, are included in the scope of cybersecurity review and further requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct listings in foreign countries. As of the date of this prospectus, we have not received any notice from any authorities requiring us to undertake a cybersecurity review by the CAC. We believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we presently maintain fewer than one (1) million individual clients in our business operations, as of the date of this prospectus; and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. In addition, if the number of individual clients in our business operations increases to or even exceeds one (1) million, we may be still required to undertake a cybersecurity review by CAC, and since the interpretation and application of the Cybersecurity Review Measures remain unclear, if we are unable to manage these risks and complete the review, we could become subject to penalties, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business and impede our ability to continue our operations.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The Provisions on Protection of Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers. Specifically, (1) the users’ personal information shall not be collected without prior consent; (2) the personal information shall not be collected other than those necessary for internet service providers to provide services; (3) the personal information shall be kept strictly confidential; and (4) a series of detailed measures shall be taken to prevent any divulge, damage, tamper or loss of personal information of users.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in April 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (1) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (2) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (3) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (4) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.

In accordance with the Copyright Law of the PRC promulgated by the SCNPC on September 7, last amended on February 26, 2010 and came into effect on April 1, 2010, Chinese citizens, legal persons or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, cinematographic work and work created by the method similar to the film production method; engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right and right of compilation.

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right and other rights software copyright owners shall have in software developed by them, regardless of whether it has been published. In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

 Trademark.

The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”), and revised in 2019, and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, such application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name.

Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Information and Industry of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by MIIT, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedures. The permits for registered domain names are effective for five years, which are subject to renewals, cancellations or revocations.

The Company has registered its IDC trademarks in China and Hong Kong with competent regulatory agencies in China. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. See Risk Factors- Risks Related to Our Business: We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to complete the registration procedures, both lessor and lessee may be subject to fines ranging from RMB1,000 (approximately USD$155.3) to RMB10,000 (approximately USD$1,553). In addition, although the unregistered lease agreements are considered binding agreements, in practice, some of the remedies generally available to the registered lease agreements may not be fully applicable to the unregistered lease agreements, such as specific performance of lease agreement against new purchasers of the property. Some of our leases have not completed the registration.

According to the Contract Law of the PRC, the lessee may sublease the leased and occupies premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulations Relating to Dividend Withholding Tax

Under the Law of the PRC on Wholly Foreign-Owned Enterprises, which was promulgated by the National People’s Congress of the PRC in 1986, revised by the SCNPC on October 31, 2000 and September 3, 2016 and repealed on January 1, 2020, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are also required to allocate at least 10% of their respective accumulated profits after tax each year, if any, to certain reserve funds unless these accumulated reserves have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Besides, dividends paid to investors of an eligible PRC resident enterprise can be exempted from EIT and dividends paid to foreign investors are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

Pursuant to the Arrangement between The Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% capital of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. We believe our corporate structure has made us eligible for such reduced rate once we become a resident enterprise in Hong Kong. The qualification of HK resident enterprise focuses on de facto management. As of the date of this prospectus, we do not have a management team in Hong Kong and would most likely not be considered a HK resident enterprise and therefore would not be eligible for the reduced 5% withholding tax rate.

Pursuant to the Circular on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was promulgated by the State Administration of Taxation, or SAT, and became effective on February 20, 2009, all of the following requirements shall be satisfied when a fiscal resident as the other party of a tax agreement needs to be entitled to be taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

According to the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents which was promulgated by the SAT on August 24, 2009 and became effective on October 1, 2009, if a non-resident enterprise that receives dividends from a PRC resident enterprise wishes to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatment provided in the tax agreements.

The Tentative Administrative Measures on Tax Convention Treatment for Non-Residents was repealed by the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers, which was promulgated by the SAT on August 27, 2015 and became effective on November 1, 2015 with last amendment on June 15, 2018, if a non-resident enterprise receives dividends from a PRC resident enterprise, it could directly enjoy the favorable tax benefits under the tax arrangements at tax returns, and be subject to the subsequent regulation of the competent tax authority. The Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers has subsequently been repealed by the Administrative Measures on Treaty Benefits Treatment for Non-Resident Taxpayers, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, which still adopts the same provisions as the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended on February 24, 2017 and December 29, 2018, respectively, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law and its implementation rules, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%. The only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that the actual management team of our Company or any of our subsidiaries registered outside of China is based in the territory of China, we or such subsidiary may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes. As a PRC resident enterprise, we or such subsidiary will be subject to PRC enterprise income tax at a rate of 25% on its world-wide income, which could materially reduce our net income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% enterprise income tax on its global income may increase our tax burden.

In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of our Ordinary Shares, that are non-resident enterprises. Further, non-resident enterprise shareholders (including our Ordinary Shares holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders our non-PRC individual shareholders (in each case, subject to the provisions of any applicable tax treaty) from the sale of our shares may be subject to a 20% PRC withholding tax. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, our Company has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of Enterprise Income Tax Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise, such as the Company, transfers the equity interests of a PRC resident enterprise indirectly through transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

In October, 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

Regulations on PRC Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF and SAT on December 15, 2008, became effective on January 1, 2009 and amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless otherwise specified by relevant laws and regulations, such entities generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Comprehensively Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purposes of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. . Guangzhou Star Dream currently pays VAT at a rate of 3%.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

 In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces.

In addition, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, or the SAFE Circular No. 21 in May 2013, which was last amended and became effective on December 31, 2019. It specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches. It simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, promulgated by the SAFE on November 19, 2012, became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. The SAFE Circular No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese parties, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

On March 30, 2015, SAFE promulgated SAFE Circular 19, to expand the reform nationwide, which became effective on June 1, 2015, and which abolished and replaced previous regulations effective on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the “conversion-at-will” of the foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of the foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the following negative list: (a) directly or indirectly for expenditures outside of its business scope or expenditures prohibited by national laws and regulations; (b) directly or indirectly for investment in securities, except as otherwise prescribed by applicable laws and regulations; (c) directly or indirectly for the disbursing RMB entrusted loans (other than as permitted in its business scope); (d) for repayment of inter-corporate borrowings (including money advanced by third parties) and the repayment of certain RMB bank loans that have been sub-lent to third parties; and (e) for the expenditures related to the purchase of real estate which is not for self-use, unless it is a foreign-invested real estate enterprise. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third party) or repaying bank loans in RMB that had been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

In October 2019, SAFE promulgated the Circular 28 to further promote facilitation of cross-border trade and investment and relaxed certain restriction on foreign exchange settlement.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investments, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to hold the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

All our current shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have not adopted any stock incentive plans as of the date of this prospectus.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from Chunghei Culture, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the newly enacted Foreign-Investment Law, which came into effect on January 1, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on M&A and Overseas Listings

Six PRC regulatory agencies, including MOFCOM, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of MOFCOM prior to publicly listing their securities on an overseas stock exchange.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The M&A Rules requires a foreign investor to obtain the approval from MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. Besides, the Interim Provisions on Investment Inside China by Foreign Investment Enterprises issued by MOFCOM in September 2000 and amend and effective on October 28, 2015 is also currently in force governing M&A.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

Regulations Relating to Employment

The Labor Law and the Labor Contract Law

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009 and December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 and effective in July, 2013 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and failed to timely make certain contributions in the past, however, we have made up all contributions to such plans required by current PRC laws and regulations as of the date of this prospectus. If enterprises are required to contribute to the plans or funds based on a higher Social Insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees.

We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time. As of the date of this prospectus, we have signed written employment contracts with all of our employees and paid all the benefits package as required by law. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Social Insurance and Housing Funds

Pursuant to the Interim Regulations on Levying Social Insurance Premiums, promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees, promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee, issued by State Council and became effective on December 14, 1998, the Regulations on Unemployment Insurance, became effective on January 22, 1999, Regulations on Work-Related Injury Insurance, promulgated on April 27, 2003, amended on December 20, 2010 and became effective on January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, promulgated on December 14, 1994 and became effective on January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees, promulgated by the General Office of State Council on March 6, 2019, maternity insurance funds shall merge into the basic medical care insurance funds for employees so as to unify payment and harmonize consolidation level. The new ratio of employers' contribution to basic medical care insurance for employees is determined based on the aggregate of the ratios of employers' contribution to maternity insurance and basic medical care insurance for employees, and an individual is not required to pay for maternity insurance. Therefore, after March 6, 2019, our Company has no record of maternity insurance funds in the payment details of social security, since it has been merged into the basic medical care insurance funds.

Pursuant to the Social Insurance Law of the PRC, or the Social Insurance Law, which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums shall not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1 to 3 times the overdue amount. We are in compliance with laws and regulations related to social insurance and housing funds in China in material aspects. Pursuant to the Notice of the General Office of the State Council on Promulgation of the Comprehensive Plan for the Reduction of Social Insurance Rates, which became effective on April 1, 2019, it is imperative to properly handle the historical underpaid amounts by enterprises, and in the reform of the collection system, it is not allowed to settle the historical shortfalls of enterprises in a centralized manner without authorization, or adopt any practice that increases the actual payment burdens on small and medium enterprises, so as to avoid the difficulties in production and operation of enterprises.

Pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises.

Pursuant to the Administrative Regulations on the Housing Provident Fund, which became effective on April 3, 1999 and was amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident funds or fails to complete the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to complete the formalities within a prescribed time limit. Failing to comply by the expiration of the time limit will subject the employer to a fine ranging from RMB10,000 to RMB50,000. When an employer fails to pay housing provident funds due in full and on time, housing provident fund center is entitled to order it to rectify, and failing to comply could result in enforcement exerted by the court.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yihong Pan	53	Chief Executive Officer, Director and Chairman of the Board
Jianmin He	58	Chief Financial Officer and Director
Chengxiang Yao	37	Independent Director Nominee
Daniel Wu	53	Independent Director Nominee
Michael Leung	61	Independent Director Nominee

*

Each of Mr. Chengxiang Yao, Mr. Daniel Wu and Mr.  Michael Leung has indicated his consent to serve as an independent director of the Board upon the formal appointment by the Board prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Biography

Mr. Yihong Pan is our founder and was appointed as a director of the Board in February 2018.  He was appointed as the Chief Executive Officer and Chairman of the Board of the Company on January 14, 2022. Mr. Pan has served as the executive director and manager of Guangzhou Chunghei Culture Co., Ltd. since 2012. Mr. Pan serviced as executive director of Guangzhou Yanxi Western Food Co., Ltd. from 2015 to March 2021. He served as the executive director and manager of Shenzhen Qianhai Pengxing Internet Financial Service from 2014 to 2016. Mr. Pan received his diploma in business administration from Society of Business Practitioners in Cheshire English in 2014

Mr. Jianmin He was appointed as the Chief Financial Officer and a director of the Board in January 14, 2022.  Mr. He has served as a director of Guangzhou Chunghei Culture Co., Ltd. since 2015. Mr. He has served as an executive director and manager of Guangzhou Haidong Catering Co., Ltd. since March 2009. Mr. He served as the Chairman of Guangzhou Kaiyue Restaurant from August 1998 to August 2010. Mr. He received his diploma in business administration from the Society of Business Practitioners in Cheshire UK in 2013.

Mr. Chengxiang Yao will be appointed as our director prior to the effectiveness of our registration statement on Form F-1. Mr. Yao has served as the managing director of Shanghai Yonghua Investment Management Co., Ltd from March 2016. Mr. Yao served as investment director for various funds between 2013 and 2016. Mr. Yao was the founder and director of investment of Jingyong Capital from 2014 to 2016.  Mr. Yao served as a senior manager of investment banking department of Shenyin & Wanguo Securities from 2010 to 2013. Mr. Yao worked as an auditor and a senior auditor at the audit department of PricewaterhouseCoopers Zhong Tian CPAs Limited from July 2008 to November 2010 in Shanghai, China.

Mr. Daniel Wu will be appointed as our director prior to the effectiveness of our registration statement on Form F-1. Mr. Wu has served as the Chief Executive Officer of GPS Capital Management, LLC in California since October 1, 2005. Since 2015, Mr. Wu has served as the Chief Executive Officer of Onvest, LLC and the Chief Executive Officer of Pair Lending, LLC. Since 2016, Mr. Wu has served as the Chief Executive Officer of Pair Capital Wealth Management, LLC. From January 1, 2016 to December 31, 2021, Mr. Wu served as the Chief Investment Officer of PG Global Wealth Management, Inc. From October 17, 2017 to December 31, 2021, Mr. Wu served the Chief Executive Officer of Global Investment Science, LLC. Mr. Wu received his bachelor of Science in Finance from San Francisco State University in January 1993.

Mr. Michael Leung will be appointed as our director prior to the effectiveness of our registration statement on Form F-1.  Since March 1, 2021, Mr. Leung has served as a Board member, Chairman of the investment committee and Chief Executive Officer of the MHI International Holdings Ltd. Since April 2019, Mr. Leung has served as Legacy Family Planner of the Legacy Academy Ltd. From June 2013 to February 2019, Mr. Leung co-founded the Channel Force (HK) Ltd. and served as its Executive Director and Chief Executive Officer. Mr. Leung was the Chief Executive Officer of Ucan.com Group Ltd. from December 2011 to April 2013. Mr. Leung completed Executive Development Program at Stanford Graduate School of Business in 1997. Since 2012, Mr. Leung has been a life-member of the Stanford Graduate School of Business Alumni Association. Mr. Leung received his MBA degree from Oklahoma City University in May 1991 and is commended the “Distinguished Alumnus Award” in 1996 as well as the “Honorary Ambassador of Business School” in 2019. Mr. Leung obtained his Bachelor of Arts in Business Administration from Ottawa University in May 1989.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We will enter into director agreements with each of our independent directors which agreements will set forth the terms and provisions of their engagement.

In addition, we will enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2020 and 2021, we paid RMB 30,000 (approximately $4,615) and RMB 120,000 (approximately $18,462) to our executive officer for their services and we did not pay our directors for their services solely as our directors during the years ended December 31, 2020 and 2021. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Board of Directors and Committees

Our Board will consist of five directors. The Nasdaq Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. We will have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.

We will establish an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees of the Board is described below.

Audit Committee

Chengxiang Yao, Daniel Wu, and Michael Leung will be members of our Audit Committee; Chengxiang Yao will serve as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We will adopt a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●

review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●

provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

We have determined that Chengxiang Yao possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Daniel Wu, Chengxiang Yao and Michael Leung will be members of our Compensation Committee; Daniel Wu will serve as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We will adopt a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●

make recommendations to the board of directors with respect to incentive compensation plans and equity based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Corporate Governance and Nominating Committee

Daniel Wu, Chengxiang Yao and Michael Leung will be members of our Corporate Governance and Nominating Committee; Michael Leung serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by Nasdaq. We will adopt a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

●

Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors’ director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that Chengxiang Yao, Daniel Wu, and Michael Leung are ”independent directors” as defined by Nasdaq.

Code of Ethics

We will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his/her duties a greater degree of skill than may reasonably be expected from a person of his/her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (a) if gives notice in writing to the Company that he resigns the office of Director; (b) if absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; (c) if dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (d) if found a lunatic or becomes of unsound mind.

Our officers are elected by and serve at the discretion of the board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on [        ] Ordinary Shares outstanding as of the date of this prospectus. The table also lists the percentage ownership after this offering based on Ordinary Shares outstanding immediately after the completion of this offering sale of [       ] Ordinary Shares.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
Name of Beneficial Owners	Number	%	Number	%
Directors and Executive Officers:
Yihong Pan (1)	8,001,711	58%	8,001,711
Jianmin He (2)	3,311,053	24%	3,311,053
Chengxiang Yao
Michael Leung
Daniel Wu
All directors and executive officers as a group (five individuals)
5% or Greater Shareholders:
Kin Lung Holdings Limited (1)	8,001,711	58%	8,001,711
Light Rain Investment Limited (2)	3,311,053	24%	3,311,053
Fu Ching Holdings Limited (3)	1,655,526	12%	1,655,526
Hei Yun Holding Limited (4)	827,763	6%	827,763
Yiming Pan(3)	1,655,526	12%	1,655,526
Weiguo Peng(4)	827,763	6%	827,763

(1) (2) (3) (4)

Mr. Yihong Pan, Chairman of our Board and Chief Executive Officer of the Company, is the sole shareholder of Kin Lung Holdings Limited. The registered address of Kin Lung Holdings Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Mr. Yihong Pan is the brother of Mr. Yiming Pan.

Mr. Jianmin He, Chief Financial Officer and director of the Company, is the sole shareholder of Light Rain Investment Limited. The registered address Light Rain Investment Limited of is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Mr. Yiming Pan is the brother of Mr. Yihong Pan and the sole shareholder of Fu Ching Holdings Limited. The registered address Fu Ching Holdings Limited of is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Mr. Weiguo Peng is the sole shareholder of Hei Yun Holding Limited. The registered address Hei Yun Holding Limited of is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Employment Agreements, Director Agreements and Indemnification Agreements

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements.”

 Other than the agreements mentioned above, there is no related party transactions between the Company and its related parties.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (as revised) of the Cayman Islands, and the common law of the Cayman Islands.

Our authorized share capital is US$50,000 divided into (i) 450,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 50,000,000 Preferred Shares of a par value of US$0.0001 each. As of the date of this prospectus, 13,796,052 Ordinary Shares are issued and outstanding and no Preferred Shares have been issued.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our Board may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds, provided that in no circumstances may a dividend be paid if the dividend payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business. No dividends shall be declared by the board out of our Company except the following:

●	profits; or

●

“share premium account,” which represents the excess of the price paid to our Company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of our Company, and each Preferred Share shall entitle the holder thereof to two votes on all matters subject to vote at general meetings of the Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our Company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Conversion: Each Preferred Shares is convertible into one Ordinary Share at any time at the option of the holder thereof.  The right to convert shall be exercised by the holder of the Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Preferred Share into Ordinary Shares.  In no event shall Ordinary Shares be convertible into Preferred Shares.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may be, before the issue of the shares, determined by either the board of the company or by the holder by special resolutions. Under the Companies Act, shares of a Cayman Islands exempted company may be repurchased out of profits of the company, the company's share premium account or out of the proceeds of a fresh issue of shares made for that purpose, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. Whenever our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares may, subject to the provisions of the Companies Act and any rights or restrictions for the time being attached to any classes or series, only be materially adversely varied with the written consent of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.  The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

•authorize our board of directors to create and issue new class and/or series of shares (including preferred shares) and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders;

•authorize our board of directors to re-designate or re-classify shares of any classes or series into any number of existing new chasses or series of shares (including classes or series of preferred shares); and

•authorize our board of directors to create or issue any new class or series of shares with such preferred or other rights, all or any of which may be greater than the rights or Ordinary Shares, at such time and on such terms as they may think appropriate.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

 There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.  For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.  A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.  The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette.  Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances under the Companies Act, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act.  The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

 Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super majority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class or series of shares, the rights attached to any such class or series may, subject to any rights or restrictions for the time being attached any class or series, only be materially adversely varied with the written consent the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class or series.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you that a liquid trading market for our Ordinary Shares will develop on Nasdaq or be sustained after this offering.  Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares.  Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [           ] Ordinary Shares outstanding. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, [      ] Ordinary Shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of [           ], or [           ]%, of our currently outstanding Ordinary Shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of six (6) months after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining [           ] shares may be sold in accordance with Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering.

90 days		Shares saleable under Rule 144.

Six months		Shares saleable after expiration of the lock-up.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [ ] Ordinary Shares immediately after this offering; or

●	the average weekly trading volume in our Ordinary Shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our Ordinary Shares or other securities convertible into or exchangeable or exercisable for our Ordinary Shares or derivatives of our Ordinary Shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or Ordinary Shares issuable upon exercise of options or warrants held by these persons until after six (6) months following the date of this prospectus.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

In addition, SAT Circular 82 issued in April 2009, ,the only official guidance for the definition of “de facto management body” currently available, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Although we don‘t have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of us and our subsidiaries organized outside the PRC.

Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, as a PRC resident enterprise, the Company will be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% enterprise income tax on its global income may increase our tax burden. Also, if we are classified as a PRC resident enterprise for PRC tax purposes, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. If any PRC tax were to apply to such gains, it would generally apply at a rate of 20%. PRC tax liability may vary under applicable tax treaties.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, our Company has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future. If we or any of our subsidiaries outside of the PRC was deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risk Factors Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7, in replacement of some of the existing rules in Circular 698, became effective in February 2015.  On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between The Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% capital of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, HK Cine may be able to enjoy the 5% withholding tax rate for the dividends it receives from Chunghei Culture, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements that we have made are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Currently, as resident enterprises in the PRC, Guangzhou Chunghei Culture Co., Ltd. and Guangzhou Star Dream Cinema City Co. Ltd and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise which will depend upon the specific country where such shareholder is located and whether there is a treaty between such country and China and the specific terms of such treaty. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

BVI Taxation

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains. In addition, payment of dividends by the British Virgin Islands subsidiary to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●

the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●

the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

UNDERWRITING

We expect to enter into an underwriting agreement with Univest Securities, LLC, as the Underwriter named therein, with respect to the Ordinary Shares in this offering. The Underwriter may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the Underwriter the number of shares indicated below:

Name	Number of shares
Univest Securities, LLC
Total

The Underwriter is offering the shares subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken.

The underwriting agreement provides that the obligation of the Underwriter to take and pay for the Ordinary Shares, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions and (3) delivery of auditor comfort letters.

Discounts and Expenses

We have agreed to pay the Underwriter a fee equal to 7.5% of the gross proceeds of the offering.

We have also agreed to pay the underwriter’s reasonable out-of-pocket expenses (including reasonable clearing charges, travel and out-of-pocket expense in connection with this offering reasonable fees and expenses of legal counsel incurred by the Underwriter in connection with this offering, the cost of any due diligence meetings, and preparation of printed documents for closing and deal mementos) incurred by the Underwriter in connection with this offering up to $250,000. We have paid an advance of $80,000 to the Underwriter to be applied to the Underwriter’s anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g).

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated discounts to the Underwriter and payment of the Underwriter’s accountable and non-accountable expenses referred to above, will be approximately $ [       ] million.

Except as disclosed in this prospectus, the Underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per ordinary share and total discounts that we will pay to the Underwriter.

	Per Share	Total
Initial public offering price	$	$

Underwriting discounts to be paid by us	$	$

Proceeds, before expenses, to us	$	$

Right of First Refusal

We have agreed to grant the Underwriter, for the 12-month period following the date of the engagement letter between them, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the "Right of First Refusal"), which right is exercisable in the Underwriter's sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering, and (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company. The Right of First Refusal granted hereunder may be terminated by the Company for "cause," which shall mean a material breach by the Underwriter of the terms of its engagement letter with the Company or a material failure by the Underwriter to provide the services as contemplated by such engagement letter.

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the Underwriter, during the period ending 180 days after the closing of the offering (the “restricted period”):

●

sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

●

file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

●

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the Underwriter, during the restricted period, which is equal to 1 year after the closing of the offering for our directors and officers:

●

offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or

●

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter expects to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Underwriter can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Underwriter may be required to make for these liabilities.

Listing

We will apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “CJOY” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●

Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●

Short sales occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●

Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●

A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of our Ordinary Shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either a:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)you warrant and agree that you will not offer any of the Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.  The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Ordinary Shares, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Cayman Islands.

European Economic Area.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a “Relevant Member State”, an offer to the public of the Ordinary Shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that an offer to the public in that Relevant Member State of any Ordinary Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriter has authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression an “offer shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. This prospectus may not be circulated or distributed in Hong Kong. Please note that the Ordinary Shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan. The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the Nasdaq listing fee, all amounts are estimates.

SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The Company is being represented by FisherBroyles, LLP, with respect to legal matters of United States federal securities law. The validity of the Ordinary Shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. The Company is being represented by Allbright Law Offices with regard to PRC law. Certain legal matters as to Hong Kong law will be passed upon for us by Stevenson, Wong & Co.  FisherBroyles, LLP, may rely upon Allbright Law Offices with respect to matters governed by PRC law and Stevenson, Wong & Co. with respect to matters governed by Hong Kong law.  Hunter Taubman Fischer & Li LLC is acting as U.S. counsel for the underwriter. [       ] is acting as the PRC counsel for the underwriter. Hunter Taubman Fischer & Li LLC may rely upon [       ] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019 included herein and in the registration statement have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of Wei, Wei & Co., LLP is located at 133-10 39th Avenue Flushing, New York 11354.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.[          ] as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$43,475	$87,187
Accounts receivable, net	39,161	90,734
Advance to vendors	2,660	4,498
Inventories	34,978	35,640
Prepaid expenses and other current assets, net	1,266,694	1,167,769
Total current assets	1,386,968	1,385,828

Non-current Assets
Property and equipment, net	3,671,429	4,069,442
Property under finance lease, net	889,817	953,230
Operating lease right-of-use assets, net	7,377,024	7,683,049
Construction in progress	1,848,496	1,829,119
Other assets	499,021	572,717
Intangible assets, net	10,502	12,236
Total non-current assets	14,296,289	15,119,793

Total Assets	$15,683,257	$16,505,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowings - current	$2,167,819	$2,313,676
Accounts payable	1,028,871	747,504
Advance from customers	903,995	894,802
Accrued expenses and other current liabilities	374,225	297,349
Operating lease liabilities - current	713,007	732,316
Finance lease liabilities - current	137,910	176,726
Deferred revenue	81,317	35,815
Total current liabilities	5,407,144	5,198,188

Non-current Liabilities
Bank borrowings	619,521	651,341
Operating lease liabilities	7,067,290	7,356,115
Finance lease liabilities	425,956	394,288
Deposits	95,221	103,847
Total non-current liabilities	8,207,988	8,505,591
Total Liabilities	13,615,132	13,703,779

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding*	-	-
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 13,796,053 shares issued and outstanding as of June 30, 2021 and December 30, 2020, respectively*	1,380	1,380
Additional paid-in capital	3,957,490	3,957,490
Statutory reserves	221,788	221,788
Deficit	(1,731,643)	(969,849)
Accumulated other comprehensive loss	(380,890)	(408,967)
Total shareholders’ equity	2,068,125	2,801,842
Total Liabilities and Shareholders’ Equity	$15,683,257	$16,505,621

* Gives retroactive effect to reflect the reorganization of the Company’s legal entity structure in January 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
Net revenues	$1,865,146	$259,794
Operating expenses:
Film exhibition costs	740,007	65,887
Cost of concessions	54,148	2,904
Rent expense	504,373	284,747
Labor cost	289,674	122,426
Depreciation and amortization	516,888	487,340
Selling and marketing expenses	46,366	10,133
General and administrative expenses	175,327	213,143
Finance costs	68,215	59,364
Other operating expenses	313,406	35,024
Total operating expenses	2,708,404	1,280,968
Loss from operations	(843,258)	(1,021,174)
Other income:
Government subsidies	16,800	58,601
Other income, net	64,664	788
Total other income, net	81,464	59,389
Loss before income taxes	(761,794)	(961,785)
Income tax benefit	-	-
Net loss	(761,794)	(961,785)
Comprehensive loss
Net loss	(761,794)	(961,785)
Foreign currency translation gain	28,077	68,936
Total comprehensive loss	$(733,717)	$(892,849)
Loss per share
– Basic and diluted*	$(0.06)	$(0.07)
Weighted average number of ordinary shares outstanding
– Basic and diluted*	13,796,053	13,796,053

* Gives retroactive effect to the reorganization of the Company’s legal entity structure completed in December January 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Preferred Shares*		Ordinary Shares*		Additional Paid-in Capital	Statutory Reserves	(Deficit)	Accumulated Other Comprehensive (Loss)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	-	$-	13,796,053	$1,380	$3,957,490	$221,788	$(969,849)	$(408,967)	$2,801,842

Net loss	-	-	-	-	-	-	(761,794)	-	(761,794)
Foreign currency translation adjustment	-	-	-	-	-	-	-	28,077	28,077

Balance as of June 30, 2021 (unaudited)	-	$-	13,796,053	$1,380	3,957,490	221,788	$(1,731,643)	$(380,890)	$2,068,125

	Preferred Shares*		Ordinary Shares*		Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	-	$-	13,796,053	$1,380	$3,957,490	$221,788	$1,445,203	$(604,740)	$5,021,121

Net loss	-	-	-	-	-	-	(961,785)	-	(961,785)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(68,936)	(68,936)

Balance as of June 30, 2020 (unaudited)	-	$-	13,796,053	$1,380	3,957,490	221,788	$483,418	$(673,676)	$3,990,400

* Gives retroactive effect to the reorganization of the Company’s legal entity structure in January 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(761,794)	$(961,785)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	516,889	487,339
Non-cash lease expense	(6,389)	102,020
Bad debt expense	1,173	427
Changes in operating assets and liabilities:
Accounts receivable, net	52,332	(35,778)
Advance to vendors	1,882	68,060
Inventories	1,037	(23,770)
Prepaid expenses and other current assets, net	(87,454)	257,487
Other assets	79,596	74,657
Accounts payable	272,873	84,735
Advance from customers	(286)	8,877
Deferred revenue	45,028	(20,245)
Taxes payable	-	(208,709)
Accrued expenses and other current liabilities	73,571	(49,316)
Deposits	(9,706)	597
Net cash provided by (used in) operating activities	178,752	(215,404)

Cash flows from investing activities:
Purchases of property and equipment	(1,476)
Payments related to construction in progress	-	(238,617)
Refund related to construction in progress	-	526,151
Net cash (used in) provided by investing activities	(1,476)	287,534

Cash flows from financing activities:
Proceeds from bank borrowings	-	854,524
Repayments of bank borrowings	(170,010)	(971,877)
Repayments of long-term bank borrowings	(38,639)
Principal payments under finance lease obligations	(13,169)	(44,171)
Net cash (used) in financing activities	(221,818)	(161,524)

Effect of exchange rate change on cash and cash equivalents	830	(4,799)
Net decrease in cash and cash equivalents	(43,712)	(94,193)
Cash and cash equivalents at the beginning of the period	87,187	356,838
Cash and cash equivalents at the end of the period	$43,475	$262,645

Supplemental disclosures of cash flow information:
Interest paid	$65,880	$37,385
Income taxes paid	$-	$208,709

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Cine Top Culture Holdings Limited (“Cine Holdings”), a Cayman Islands exempted company with limited liability was incorporated on February 27, 2018. Cine Holdings, through its wholly-owned subsidiaries in the People’s Republic of China (the “PRC” or “China”) (collectively, the “Company”), is an operator of high-end cinemas in southern China

Since commencement of its operations in 2012, the Company has been developing and operating cinemas on leased commercial properties and generating net revenues mostly from ticket sales of viewers of motion pictures, concessions sales of food and beverages as well as related movie-based merchandise. The Company has four cinemas in operation under the “IDC International Cinema” brand name: IDC Panyu, IDC Baiyun, IDC Zhongshan and IDC Sanya. In total, these four cinemas have 31 screens and approximately 4,200 seats. Currently, the Company has three cinemas under construction: IDC Zhuhai, IDC Zengcheng and IDC Nanning. Construction of these cinemas was delayed by the outbreak of COVID-19 but it has gradually resumed in 2021. When completed, these three new cinemas are expected to have a total of 26 screens and approximately 2,850 seats.

From the end of January 2020 to July 2020, the Company temporarily suspended its cinema operations in compliance with PRC governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19. Although the Company resumed its business operations in August 2020, its net revenues for the year ended December 31, 2020 had been adversely impacted as movie attendance was lower than historical levels due to reduced seating limits resulting from social distancing requirements and many movie goers had resorted to online streaming.

The Company’s current legal entity structure is as follows:

Business Reorganization

On November 10, 2019, the shareholders of Chunghei Culture (“Chunghei Shareholders”) entered into a Share Transfer Agreement to transfer 100% shares of Chunghei Culture to HK Cine, a wholly owned subsidiary of the Company, for a consideration of RMB 27,000,000 (the “Purchase Price”), and the Purchase Price was not paid by HK Cine to Chunghei Shareholders at the time of the transfer.

On January 5, 2022, certain shareholders of the Company (the “Buyers”) entered into Share Subscription Agreements with the Company, according to which, the Buyers subscribed 13,500,000 Ordinary Shares of the Company in the consideration of $3,832,785 ("Subscription Amount”). The Buyers are wholly owned by certain Chunghei Shareholders who own 100% receivable of the Purchase Price owed by HK Cine. On the same day, the Company, HK Cine, certain Chunghei Shareholders and Buyers entered into a Credit and Debt Repayment Agreement, according to which, the parties agree that HK Cine will repay the Purchase Price with Subscription Amount owed to the Company. The reorganization of the Company’s legal structure (“Reorganization”) was completed on January 5, 2022.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying  unaudited condensed consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and BVI. Details of the subsidiaries of the Company are set out below:

Legal Entity	Nature of Operations	Date of Incorporation	Place of Incorporation
Cine Top Culture Holdings Limited	Holding Company	February 27, 2018	Cayman Islands
Cine Top Culture Investment Limited	Holding Company	April 24, 2018	British Virgin Islands
Hong Kong Cine Top Holdings Limited	Holding Company	May 29, 2018	Hong Kong, China
Guangzhou Chunghei Culture Co., Ltd	Holding Company	September 3, 2012	Guangdong Province, China
Guangzhou Star Dream Cinema City Co. Ltd	Operation of Cinemas	November 16, 2012	Guangdong Province, China

NOTE 2 – LIQUIDITY AND GOING CONCERN

As indicated in the accompanying unaudited condensed consolidated financial statements, as a result of the impact of COVID-19 pandemic, the Company had a net loss of approximately $0.6 million for six months ended June 30, 2021; its cash and cash equivalents had declined to approximately $43,000 and had a working capital deficit of approximately $4.0 million as of June 30, 2021.

In response to the COVID-19 pandemic, the Company has taken and continues to take steps to preserve cash by eliminating non-essential costs, including reductions to the Company’s variable and elements of its fixed cost structure, suspension of non-essential operating expenditures, and deferral of certain non-essential capital expenditures. However, the effect of the COVID-19 pandemic on future operations cannot presently be determined.

The Company’s ability to continue as a going concern is dependent on its ability to continue to meet its obligations as they become due, and obtain additional or alternative financing required to fund its working capital requirements. Management of the Company expects to fund its operations primarily through cash flow from operations and borrowings from shareholders or financial institutions. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support.

While the Company cannot accurately predict the full impact of COVID-19 on its business in 2021, management believes that its business will gradually stabilize in the first half of 2022 as market conditions in China continue to improve. Based on its latest cash flows projection for year 2022, approximately $7,483,000 is required to maintain the Company’s operating activities and repay its bank borrowings. The anticipated cash in-flows of approximately $8,642,000 will come mainly from its operating business. The management of the Company believes that the Company will be able to continue to operate as a going concern in the foreseeable future and that its capital resources are currently sufficient to maintain its business operations for the next twelve months from the release of these financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability and/or classification of the recorded asset amounts and/or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of the subsidiaries. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented have been included. Interim results are not necessarily indicative of results to be expected for the full year. The information included in this report should be read in conjunction with the information included in the Company’s audited financial statements for the year ended December 31, 2020 and 2019.

Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances have been eliminated upon consolidation. The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The unaudited condensed consolidated financial statements are presented in United States dollars (“USD”).

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and the useful lives of fixed assets. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are reported using the USD. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

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The value of RMB against USD and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of USD reporting. The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	June 30,	December 31,	For the Six Months Ended June 30,
	2021	2020	2021	2020
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.4566	6.5250	6.4702	7.0322

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. As of June 30, 2021 and December 31, 2020, the Company had no cash equivalents.

Accounts Receivable, Net

Accounts receivable, which is recorded at its net realizable value, consists primarily of receivables related to the Company’s screen advertising services, rental arrangements and ticket sold through third-party tickets selling online platform. On a quarterly basis, management evaluates the collectability of its accounts receivable and determines if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. Bad debts are generally written off against the allowance for doubtful accounts when identified. As of June 30, 2021 and December 31, 2020, the Company recorded allowance for doubtful accounts of $410 and $3,140, of which $nil and $2,825 was written off respectively.

Advance to Vendors

Advances to vendors consist of payments to vendors for services and products that have not been received. The Company reviews its advances to vendors on a periodic basis and established a specific allowance when there is doubt as to the ability of a vendor to complete its performance obligation or for the Company to recover the amount advanced. As of June 30, 2021 and December 31, 2020, the Company determined that no such allowance was necessary.

Inventories

Inventories consist mainly of food and beverage as well as movie-based merchandise. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. On a quarterly basis, management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value if it is lower than cost. As of June 30, 2021 and December 31, 2020, the Company determined that no allowance was necessary.

Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets mainly consist of interest-free loans to third parties and paid VAT that could be used to offset other VAT obligations, and other receivables. As of June 30, 2021 and December 31, 2020, the Company recorded allowance for doubtful accounts of $1,549 and $460, respectively.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Machinery	10 years
Other equipment	5 years
Equipment under finance leases, net (1)	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

(1) Amortization of finance lease assets is included in depreciation and amortization on the unaudited condensed consolidated statements of operations and comprehensive loss.

Intangible Assets, Net

Intangible assets consist primarily of ticket-selling and accounting software that are carried at acquisition cost less accumulated amortization and impairment, if any. They are tested for impairment if certain triggering events have occurred that could affect their carrying value. There were no asset impairment charges incurred during six months ended June 30, 2021 and 2020. Amortization of intangible assets with finite lives is computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Software	10 years

Other Assets

Other assets consist principally of deposits for the rental of equipment or properties and deposits for construction in progress projects.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) FASB ASC Section 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs, other than those in Level 1, that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying amount of finance lease liabilities and operating lease liabilities approximate their fair values since they bear an interest rate that approximates market interest rate.

Impairment of Long-lived Assets

The Company assesses impairment of long-lived assets pursuant with FASB ASC 360 – Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company also performs a full qualitative approach impairment evaluation on an annual basis. The Company’s qualitative assessment considers relevant market transactions, industry trading multiples and recent developments that would impact its estimates of future cash flows as compared to its most recent quantitative impairment assessment. The Company determined that there was no impairment of long-lived assets as of June 30, 2021 and December 31, 2020.

Concentration of Credit Risk

As of June 30, 2021 and December 31, 2020, there was no customers accounted for more than 10% of the Company’s accounts receivable balance. During six months ended June 30, 2021 and 2020, there were no customers that accounted for more than 10% of the Company’s net revenues.

Details of the vendors accounting for 10% or more of the Company’s total operating expenditures (excluding payroll expenses) are as follows

	For the Six Months Ended June 30,

	2021		2020
	(Unaudited)		(Unaudited)
Vendor A	$589,159	28.8%	$54,305	6.3%
Vendor B	302,870	14.8%	191,007	22.0%
Total	$892,029	43.6%	$245,312	28.3%

Details of the vendors which accounted for 10% or more of the Company’s accounts payable are as follows:

	June 30, 2021		December 31, 2020
	(Unaudited)
Vendor A	$151,473	14.7%	$149,885	20.1%
Vendor B	351,884	34.2%	305,428	40.9%
Total	$503,357	48.9%	$455,313	61.0%

Advance from Customers

Advance from customers consists primarily of sale of prepaid membership cards as well as tickets sold in advance through third-party online platforms or offline cinemas.

Employees’ Social Insurance

According to the Social Insurance Law of the PRC (the ‘‘Social Insurance Law’’) promulgated by the Standing Committee of the National People’s Congress (the ‘‘Standing Committee’’) that became effective on December 29, 2018, there are five basic types of social security insurance, which include basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance (collectively known as “social insurance”). Both employees and employers make contributions for the first three kinds of the social insurances; and only employers make contributions for the latter two kinds, which means the employers must pay all or a portion of the social insurance premiums for their employees. As of June 30, 2021 and December 31, 2020, the Company established an accrued liability representing its related funding obligations.

Leases

On January 1, 2018, the Company adopted FASB Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, 2021-5, and 2021-09 collectively “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Real Estate Leases - The Company conducts a significant part of its operations in leased properties under noncancelable operating leases with base terms generally ranging from 10 to 15 years. In addition to fixed lease payments, some of the leases provide for variable lease payments and some require the payment of taxes and other costs applicable to the property. Variable lease payment is generally linked to the Company’s ticket sales or occupancy of the shopping-mall. Some lease agreements provide that rent payment will be exempted during the period when occupancy of shopping-mall is less than 50%. In addition, some contracts provide that the variable lease payment is based on 12% to 15% of ticket sales over defined thresholds. Lease payments will be determined as fixed amount if the Company’s ticket sales do not meet the defined threshold stipulated in the lease agreements. The Company recognizes fixed lease expense for the operating leases on a straight-line basis over the lease term. The Company’s real estate lease agreements do not contain any residual value guarantees or restrictive covenants.

Equipment Leases - The Company leases certain equipment under financing leases, including digital projectors and various other equipment used in the day-to-day operation of its cinemas. All of the leases require fixed lease payments to be made over the duration of the lease term and noncancelable terms ranging from 3 to 5 years. The Company’s equipment lease agreements do not contain any residual value guarantees or restrictive covenants.

Lease Deferrals and Abatements - Upon a new round of COVID-19 pandemic outbreak in June 2021 in Guangzhou Province, the Company began negotiating the deferral or abatement of rent and other lease-related payments with its landlords. These negotiations resulted in amendments to the leases that involve varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods.

In April 2020, the FASB staff released guidance indicating that in response to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and could elect to apply or not apply the lease modification guidance in ASC Topic 842. The election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

The Company elected to not remeasure the lease liabilities and right-of-use assets for those leases where the concessions and deferrals did not result in a significant change in total payments under the lease and where the remaining lease term did not change as a result. For those leases that were renewed or extended to defer rent payments, the Company recalculated the related lease liability and right-of-use asset based on the new terms.

Deferred Revenue

Deferred revenue is determined based on performance obligations related to the Company’s film exhibition, advertising services and rental arrangements that have yet to be satisfied.

Deposits

Deposits are principally payments received from third parties in accordance with agreements associated with renting of the Company’s properties.

Revenue Recognition

The Company follows ASC 606 - “Revenue from Contracts with Customers” for all periods presented. ASC 606 established principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from our contracts to provide services to customers. Based on the following five steps analysis, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company recognizes revenues, net of tax, when it satisfies a performance obligation by transferring control over a product or service to a customer. Whether the performance obligation is performed within a period of time or at a point depends on the terms of the contract and relevant laws and regulations. When the performance obligation is performed within a period of time, the Company recognizes the revenue according to the performance progress. Otherwise, the Company will recognize the revenue at a point when the customer obtains control over a product or service. Revenues are recognized as follows:

Ticket sales - Revenues are recognized at a point in time when a film is exhibited to a customer.

Concession sales - Revenues from the sale of food and beverage as well as movie-based merchandise is recognized at a point in time when a customer takes possession of the food and beverage offerings or merchandise.

Sale of prepaid membership cards - The Company records proceeds from the sale of prepaid membership cards as advance from customers. When membership cards are used in ticket or concession sales, the corresponding value will be deducted from advance from customers and recorded as deferred revenue until the Company recognizes its film exhibition revenues and concession sales. Prepaid membership cards do not have an expiration date; unredeemed amounts are reported in the consolidated balance sheets as advance from customers.

Sponsorship and advertising revenues - The Company recognizes revenues from sponsorship of third parties’ brand promotion and screen advertising over a period of time based on the terms of the contracts upon satisfaction of the pertinent performance obligations. Advertising and sponsorship fees collected from customers in advance will be reflected as advance from customers. Sponsorship revenues refer to advertising promotion for commercial parties achieved by sponsoring promotions in cinemas. Screen advertising refers to commercial advertisement broadcast before a film screening.

Rental income - The Company sublets spaces within its cinema properties to third parties for their use. Rental income is recognized over the terms of the rental agreement in which the Company satisfies the related performance obligations.

Operating Expenses

Film exhibition costs – Such costs are determined by the Company’s film arrangement that was executed with other cinemas. In accordance with the arrangement, the amount of the applicable film exhibition cost is calculated as a percentage of supporting box office receipts, ranging from 43.8% to 44.0% to 44.5%.

Rent expenses – Such expenses are calculated based on operating rental agreements (generally with the term greater than one year) that are executed by the Company and its landlords and they are made of fixed monthly minimum rent payment and percentage rent that is due when the Company achieves an annual target revenue level.

Depreciation and amortization - Depreciation and amortization of properties and equipment, is calculated on a straight-line basis over the respective estimated useful lives.

Income Taxes

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions. The Company applies the asset and liability method of income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740") which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and the financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred taxes are also recognized for net operating loss carryforwards which can be utilized to offset taxable income in the future. Net operating losses in the PRC can be carried forward for five years.

Net deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, we consider all positive and negative evidence, including results of recent operations and expected reversals of taxable income. A valuation allowance is provided to offset net deferred tax assets if it is considered more-likely-than-not that amount of the net deferred tax asset will not be realized.

The Company applies the provisions of FASB ASC 740-10-25, in accounting for uncertainty in income taxes. ASC 740-10-25 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of "income tax expense" in the consolidated statements of operations and comprehensive loss. The Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities and unrecognized tax benefits as of June 30, 2021 and December 31, 2020.

Value Added Tax (“VAT”)

The Company's subsidiaries in the PRC are subject to PRC VAT for providing services and goods. The applicable VAT rates are 3% or 6% for providing services. IDC Baiyun and IDC Panyu are small-scale taxpayers, subject to 3% VAT for providing services. IDC Zhongshan and IDC Sanya are general taxpayers, subject to 6% VAT for providing services. Effective April 1, 2019, the applicable VAT for revenues generated from selling goods is 13%.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and goods sold (known as “output VAT”) less VAT paid on purchases made with the relevant supporting invoices (known as “input VAT”). Input VAT that has not been deducted within the current year can be deducted in the next year. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of operations.

Other Income, Net

The Company’s other income includes primarily interest income and other income (such as government grants). Government grants are provided by the relevant PRC government authorities to subsidize the cost of culture development. The amount of such government grants is determined solely at the discretion of the relevant government authorities, and it is recorded when received. For the six months ended June 30, 2021 and 2020, the Company received $16,800 and $58,601 of government subsidies, respectively, from a government authority to encourage cultural prosperity and development.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the unaudited condensed consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

Comprehensive Loss

For the six months ended June 30, 2021 and 2020, the Company’s comprehensive loss included net loss and foreign currency translation adjustments resulting from the conversion of foreign financial statements from the functional currency into the reporting currency that are presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

Loss Per Share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of Ordinary Shares plus dilutive equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

Recently Issued Accounting Pronouncements

The Company does not believe that any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial statements.

NOTE 4– Inventories

The Company’s inventories consist of the following:

	June 30,	December 31,
	2021	2020
	(Unaudited)
Food and beverage	$24,462	$23,322
Movie-based merchandise	10,516	12,318
Total Inventories	$34,978	$35,640

NOTE 5– Prepaid Expenses and Other Current Assets, Net

	June 30,	December 31,
	2021	2020
	(Unaudited)
Interest-free loan to third parties (1)
Guangzhou Gangzhou catering company	$37,171	$36,782
Chen Fengjuan	-	220,495
He Zhongxian	833,086	684,889
Gan Qianru	154,880	-
	1,025,137	942,166

VAT paid	125,489	112,170
Deposit (2)	89,443	45,977
Other (3)	28,174	67,916
Less: allowance for doubtful accounts	(1,549)	(460)
Total	$1,266,694	$1,167,769

(1) During 2018, the Company entered into various interest-free loan agreements with certain business contacts (individuals or companies) as a means to pursue possible business development opportunities. The balance outstanding as of June 30, 2021 were repaid in full in December 2021.

(2) On September 15, 2020, the Company signed an agreement with Guangzhou Yisheng Juping Culture Media Co., Ltd (the “Investee”) to acquire a 49% equity interest for RMB1,500,000 (approximately $230,000). In December 2020, the Company paid a deposit for RMB300,000 (approximately $46,000) to the Investee and the Investee changed its name to Guangzhou Zhongxi Juping Culture Media Co., according to the requirement of the agreement on January 8, 2021. As of June 30, 2021, the Company paid a deposit of RMB577,500 (approximately $89,000) to the Investee. The Company expects to complete this acquisition in 2022.

(3) Represents primarily business advances to employees.

NOTE 6 – Property and Equipment, Net

The Company’s property and equipment is as follows:

	June 30,	December 31,
	2021	2020
	（Unaudited）
Property and Equipment:
Electronic equipment	$221,977	$219,650
Machinery	2,746,516	2,717,724
Other equipment	435,644	429,614
Leasehold improvements	5,950,088	5,887,715
Properties and equipment	9,354,225	9,254,703
Less: accumulated depreciation and amortization (1)	(5,682,796)	(5,185,261)
Property and equipment, net	$3,671,429	$4,069,442

Property under Finance Leases:
Mechanical equipment	$1,470,220	$1,454,808
Less: accumulated depreciation (2)	(580,403)	(501,578)
Property under finance leases, net	$889,817	$953,230

(1) Depreciation and amortization expense of property and equipment was $441,673 and $390,804 for the six months ended June 30, 2021 and 2020, respectively

(2) Depreciation expense of properties under finance leases was $73,356 and $94,825 for the six months ended June 30, 2021 and 2020, respectively.

NOTE 7 – Intangible Assets, Net

The Company’s intangible assets are as follows:

	June 30,	December 31,
	2021	2020
	(Unaudited)
Software	$37,521	$37,128
Less: accumulated amortization	(27,019)	(24,892)
Intangible assets, net	$10,502	$12,236

For the six months ended June 30, 2021 and 2020, amortization expense was $1,859 and $1,711, respectively.

NOTE 8 – Advance from Customers

The Company’s advance from customers is consisted of the following components:

	June 30,	December 31,
	2021	2020
	(Unaudited)
Membership cards	$891,286	$889,438
Advance from online tickets sales platform	12,709	5,364
Total	$903,995	$894,802

NOTE 9 – Bank Borrowings

The Company’s total bank borrowings are as follows:

	June 30, 2021	December 31, 2020	Maturity Date	Interest Rate
	(Unaudited)
Bank of Guangzhou Co., Ltd. (1)	$604,033	$766,284	March 23, 2022	4.55%
Industrial Bank Co., Ltd. Guangzhou branch (2)	362,539	358,738	August 26, 2021	Floating
Industrial Bank Co., Ltd. Guangzhou branch (3)	1,123,807	1,112,026	September 22, 2021	Floating
Current portion of long-term bank borrowings (4)	696,961	727,969	July 20, 2023	Floating
Total bank borrowings	2,787,340	2,965,017
Less: current portion	(2,167,819)	(2,313,676)
Bank borrowings – non current	$619,521	$651,341

For the six months ended June 30, 2021 and 2020, interest expense was $65,800 and 37,385, respectively.

(1) On March 23, 2020, the Company borrowed RMB5,000,000(approximately $774,400) with interest at 4.55%. After repaid RMB1,000,000(approximately $154,880), it was agreed with the bank of Guangzhou Co., Ltd. to extend the remaining RMB4,000,000(approximately $619,500) to March 23,2022 with interest at 5.1%, of which RMB100,000 (approximately $15,500) was repaid in June 2021.

(2)On August 27, 2020, the Company borrowed RMB2,340,768 (approximately $362,500) with interest based on the one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 0.05%. The loan was due on August 26, 2021 and it was repaid in full in July 2021.

(3)On September 23, 2020, the Company borrowed RMB7,255,971 (approximately $1,123,800) with interest based on the one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 0.05%. The loan was due on September 22, 2021 and it was repaid in full in July 2021.

(4)On July 20, 2020, the Company borrowed RMB5,000,000 (approximately $774,400) with interest based on the one-year benchmark interest rate on deposits of the Bank of Guangzhou of the People’s Republic of China plus 1.5% with interest to be adjusted every 12 months. The loan is due on July 20, 2023. The Company repaid RMB250,000 (approximately $38,700) in December 2020 and RMB250,000 (approximately $38,700) in June 2021. The remaining RMB4,500,000 (approximately $696,900) is outstanding, of which RMB500,000 (approximately $77,400) is due within one year.

NOTE 10 – Leases

The Company received, or is in process of negotiating, rent concessions provided by the lessors that aided, or will aid, in mitigating the economic effects of COVID-19. These concessions primarily consist of rent abatements and the deferral of rent payments. In instances where there were no substantive changes to the lease terms, i.e., modifications that resulted in total payments of the modified lease being substantially the same or less than the total payments of the existing lease, the Company elected the relief as provided by the FASB staff related to the accounting for certain lease concessions. The Company elected not to account for these concessions as a lease modification, and therefore the Company has remeasured the related lease liability and right of use asset but did not reassess the lease classification or change the discount rate to the current rate in effect upon the remeasurement.

The following table represents the operating and finance right-of-use assets and lease liabilities as of the periods indicated.

	June 30, 2021	December 31, 2020
	(Unaudited)
Leases
Assets
Operating lease right-of-use assets, net (2)	$7,377,024	$7,683,049
Property under finance lease, net (1)	889,817	953,230
Total lease assets	$8,266,841	$8,636,279

Liabilities
Current
Operating lease liabilities (2)	$713,007	$732,316
Finance lease liabilities	137,910	176,726
Noncurrent
Operating lease liabilities	7,067,290	7,356,115
Finance lease liabilities	425,956	394,288
Total lease liabilities	$8,344,163	$8,659,445

(1)Finance lease depreciation expense was $73,356 and $94,825 for the six months ended June 30, 2021 and 2020, respectively.

(2) Operating lease amortization expense was $386,604 and $341,751 for the six months ended June 30, 2021 and 2020, respectively.

The following table represents the Company’s aggregate lease costs, by lease classification, for the periods indicated.

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Lease costs
Operating lease costs
Real Estate	$504,373	$284,747
Total operating lease costs	$504,373	$284,747

Finance lease costs
Amortization of leased assets	$73,356	$94,825
Interest on lease liabilities	5,349	21,943
Total finance lease costs	$78,705	$116,767

The following table represents the maturity of lease liabilities, by lease classification, as of June 30, 2021.

Ending June 30,	Operating Leases	Finance Lease	Total
	(Unaudited)	(Unaudited)	(Unaudited)
2022 (*)	$1,078,514	$566,859	$1,645,373
2023	1,115,424		1,115,424
2024	1,174,832		1,174,832
2025	1,218,300		1,218,300
After 2025	4,945,467		4,945,467
Total lease payments	9,532,537	566,859	10,099,396
Less: Interest	1,752,240	2,992	1,755,233
Present value of lease liabilities	$7,780,297	$563,867	$8,344,163

*The finance lease amounts include rent payment deferrals. The operating lease amounts include rent payment abatements and deferrals under amendments as discussed at Lease Deferrals and Abatements (see Note 3).

The following table summarizes the Company’s lease deferrals and abatements

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Rent abatements	$74,178	$248,651
Rent deferral	425,957	374,025
Total lease deferrals and abatements	$500,135	$622,676

The following table represents the weighted-average remaining lease term and discount rate, disaggregated by lease classification, as of June 30, 2021.

June 30, 2021

Weighted-average remaining lease term (years)
Operating leases – real estate	8.2
Finance leases – equipment	0.3

Weighted-average discount rate (1)
Operating leases – real estate	4.9%
Finance leases – equipment	8.0%

(1) The present value of the operating lease payments is calculated using the loan interest rate over 5 years.

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the periods presented.

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)

Cash paid for amounts included in the measurement of lease liabilities
Cash outflows for operating leases	$375,993	$57,713
Cash outflows for finance leases	$18,557	$65,806

NOTE 11 – Accrued Expenses and Other Current Liabilities

The Company’s accrued expenses and other current liabilities is consisted of the following:

	June 30,	December 31,
	2021	2020
	(Unaudited)
Payroll payable	$297,773	$247,545
Other payable (1)	76,452	49,804
Total	$374,225	$297,349

(1) Consists primarily of tax payable, excluding income tax.

NOTE 12 – Equity

In connection with the business reorganization that completed in January 2022 (see Note 1), the Company has adopted a structure such that the shares consist of Preferred Shares and Ordinary Shares; and authorized 50,000,000 Preferred Shares and 450,000,000 Ordinary Shares, par value $0.0001 per share.

NOTE 13 – Revenue Recognition

The Company’s net revenues are disaggregated by major revenue types and by timing of revenue recognition:

	For the Six Months Ended June 30,

	2021	2020
	(Unaudited)	(Unaudited)
Major Revenue Type
Ticket sales	$1,556,017	$142,434
Concession sales	233,947	17,269
Sponsorship and advertising services	3,820	65,776
Rental income	71,362	34,315
Total revenues	$1,865,146	$259,794

	For the Six Months Ended June 30,

	2021	2020
	(Unaudited)	(Unaudited)
Timing of revenue recognition
Products and services recognized at a point in time	$1,789,964	$159,703
Products and services recognized over time (1)	75,182	100,091
Total revenues	$1,865,146	$259,794

(1) Amounts primarily include advertising revenues and rental income.

The following tables provide the balances of receivables and deferred revenue income:

	For the Six Months Ended June 30,

	2021	2020
	(Unaudited)	(Unaudited)
Accounts Receivable
Receivables related to ticket sales	$33,987	$48,306
Receivables related to rental and advertising services	5,584	66,391
Less: allowance for doubtful accounts	(410)	-
Accounts receivables, net	$39,161	$114,697

(1) Amounts primarily include accounts receivables from the third-party tickets selling online platform.

	For the Six Months Ended June 30,

	2021	2020
	(Unaudited)	(Unaudited)
Deferred Revenue
Deferred revenue related to ticket sales	$77,212	$19,543
Deferred revenue related to rental and advertising services	4,105	7,117
Deferred revenue	$81,317	$26,660

NOTE 14 – Income Tax

Cayman Islands ("Cayman")

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands ("BVI")

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains. In addition, payment of dividends by the British Virgin Islands subsidiary to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Under the current Inland Revenue Ordinance (Cap 112 of the laws of Hong Kong), the subsidiary in Hong Kong is subject to a 16.5% Hong Kong income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company does not have operation in Hong Kong, and there’s no tax generated from Hong Kong.

PRC

The Company's subsidiaries in the PRC are governed by the Enterprise Income Tax Law ("EIT Law"), which became effective on January 1, 2008. The income tax provision in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subject to tax at a statutory rate of 25%.

The Company does not have any provision for income taxes for the six months ended June 30, 2021 and 2020.

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,

	2021	2020
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25.0%	25.0%
Non-deductible expenses	(0.1%)	0.0%
Valuation Allowance	(24.9%)	(25.0%)
Effective tax rate	-%	-%

The Company had cumulative net operating losses of approximately $761,800 and $961,800 for the six months ended June 30, 2021 and 2020, respectively, which may be available for reducing future taxable income.

Components of deferred tax assets were as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Allowance for doubtful accounts	$1,203	$900
Unbilled costs	119,214	92,990
Net operating loss carryforwards	783,810	619,767
Total deferred tax assets	904,227	713,657
Less: valuation allowance	(904,227)	(713,657)
Deferred tax assets, net	$-	$-

Future tax benefits which may arise as a result of net operating loss carryforwards have not been recognized as their realization has not been determined likely to occur. As of June 30, 2021, the Company cannot determine that its PRC subsidiaries will be unable to fully utilize their net due to the uncertainties related to the COVID pandemic. As a result, the Company provided a 100% valuation allowance on its deferred tax assets of approximately $904,000 and $713,700 related to its operations in the PRC as of June 30, 2021 and December 31, 2020, respectively. The valuation allowance increase by $190,570 and $237,304 during the six months ended June 30, 2021 and 2020.

Uncertain tax positions

There were no uncertain tax positions as of June 30, 2021 and December 31, 2020, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended June 30, 2021 and 2020, the Company did not incur any tax related interest or penalties.

NOTE 15—Commitments and Contingencies

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2021 and December 31, 2020 the Company was not aware of any litigation or proceedings against it.

Impact of COVID-19 Outbreak

In December 2019, COVID-19 was first identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

F-25

During the year ended December 31, 2021, COVID-19 has had limited impact on the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

NOTE 16—Subsequent Events

The Company has evaluated events subsequent to the balance sheet date of June 30, 2021 through the date on which the unaudited condensed consolidated financial statements were issued.

During November and December 2021, the Company entered into a series of online loan agreements with the Shenzhen Qianhai Weizhong Webank, and borrowed RMB1,530,000 (approximately $237,000), of which RMB1,500,000 (approximately $232,000) is for two years with interest at 14.4% and RMB30,000 (approximately $4,600) is for fifteen days with interest at 3.6%. In January 2022, the Company repaid the loan of RMB30,000 (approximately $4,600).

NOTE 17—Parent Company Only Condensed Financial Information (Unaudited)

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

PARENT COMPANY BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Other receivables	$1,380	$1,380
Non-current assets
Investment in subsidiaries	2,066,745	2,800,462
Total Assets	$2,068,125	$2,801,842

LIABILITIES AND EQUITY

Total Liabilities	$-	$-

Equity:
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding*	-	-
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 13,796,053 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively*	1,380	1,380
Additional paid-in capital	3,957,490	3,957,490
Statutory reserves	221,788	221,788
(Deficit)	(1,731,643)	(969,849)
Accumulated other comprehensive loss	(380,890)	(408,967)
Total shareholders’ e equity	2,068,125	2,801,842

Total Liabilities and Shareholders’ Equity	$2,068,125	$2,801,842

* Gives retroactive effect to the reorganization of the Company’s legal structure completed in January 2022.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
EQUITY LOSS OF SUBSIDIARIES	$(761,794)	$(961,785)
NET LOSS	(761,794)	(961,785)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	28,077	68,936
COMPREHENSIVE LOSS	$(733,717)	$(892,849)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(761,794)	$(961,785)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity income of subsidiaries	761,794	961,785
Net cash provided by operating activities	-	-

Net (decrease) increase in cash	-	-
Cash at the beginning of the period	-	-
Cash at the end of the period	$-	$-

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cine Top Culture Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cine Top Culture Holdings Limited and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company reported a net loss of approximately $1.8 million for the year ended December 31, 2020 principally due to the COVID-19 pandemic. At December 31, 2020, the Company has a working capital deficiency of approximately $3.8 million, and cash and cash equivalents of approximately $87,000. The effect of the COVID-19 pandemic on future operations cannot presently be determined. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

January 17, 2022

We have served as the Company’s auditor since 2021.

.

F-2

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$87,187	$356,838
Accounts receivable, net	90,734	80,259
Advance to vendors	4,498	77,654
Inventories	35,640	32,420
Prepaid expenses and other current assets, net	1,167,769	835,764
Total current assets	1,385,828	1,382,935

Non-current Assets
Property and equipment, net	4,069,442	4,209,990
Property under finance lease, net	953,230	1,471,487
Operating lease right-of-use assets, net	7,683,049	7,898,231
Construction in progress	1,829,119	2,004,798
Other assets	572,717	612,338
Intangible assets, net	12,236	14,925
Total non-current assets	15,119,793	16,211,769

Total Assets	$16,505,621	$17,594,704

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowings - current	$2,313,676	$1,376,637
Accounts payable	747,504	978,967
Advance from customers	894,802	832,498
Taxes payable	-	210,915
Accrued expenses and other current liabilities	297,349	236,159
Operating lease liabilities - current	732,316	571,035
Finance lease liabilities - current	176,726	478,767
Deferred revenue	35,815	47,506
Total current liabilities	5,198,188	4,732,484

Non-current Liabilities
Bank borrowings	651,341	-
Operating lease liabilities	7,356,115	7,529,070
Finance lease liabilities	394,288	207,803
Deposits	103,847	104,226
Total non-current liabilities	8,505,591	7,841,099
Total Liabilities	13,703,779	12,573,583

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding*	-	-
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 13,796,053 shares issued and outstanding as of December 31, 2020 and 2019, respectively*	1,380	1,380
Additional paid-in capital	3,957,490	3,957,490
Statutory reserves	221,788	221,788
(Deficit) retained earnings	(969,849)	1,445,203
Accumulated other comprehensive loss	(408,967)	(604,740)
Total shareholders’ equity	2,801,842	5,021,121
Total Liabilities and Shareholders’ Equity	$16,505,621	$17,594,704

* Gives retroactive effect to reflect the reorganization of the Company’s legal entity structure in January 2022.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended December 31,
	2020	2019
Net revenues	$1,436,297	$7,784,943
Operating expenses:
Film exhibition costs	597,183	2,405,689
Cost of concessions	44,944	189,647
Rent expense	793,510	1,070,959
Labor cost	418,291	707,384
Depreciation and amortization	975,847	1,003,749
Selling and marketing expenses	100,174	231,498
General and administrative expenses	522,137	592,325
Finance costs	105,549	52,755
Other operating expenses	303,262	820,769
Total operating expenses	3,860,897	7,074,775
(Loss) income from operations	(2,424,600)	710,168
Other income (expense):
Government subsidies	86,546	126,871
Other (loss) income, net	(76,998)	309
Total other income, net	9,548	127,180
(Loss) income before income taxes	(2,415,052)	837,348
Income tax provision	–	355,330
Net (loss) income	$(2,415,052)	$482,018
Comprehensive (loss) income
Net (loss) income	(2,415,052)	482,018
Foreign currency translation gain (loss)	195,773	(60,735)
Total comprehensive (loss) income	$(2,219,279)	$421,283
(Loss) earnings per share
– Basic and diluted*	$(0.18)	$0.03
Weighted average number of ordinary shares outstanding
– Basic and diluted*	13,796,053	13,796,053

* Gives retroactive effect to the reorganization of the Company’s legal entity structure completed in January 2022.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Preferred Shares*		Ordinary Shares*		Additional Paid-in Capital	Statutory Reserves	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	-	$-	13,796,053	$1,380	$3,957,490	$145,181	$1,039,792	$(544,005)	$4,599,838

Net income	-	-	-	-	-	-	482,018	-	482,018
Appropriation to statutory reserve	-	-	-	-	-	76,607	(76,607)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(60,735)	(60,735)

Balance as of December 31, 2019	-	-	13,796,053	1,380	3,957,490	221,788	1,445,203	(604,740)	5,021,121

Net loss	-	-	-	-	-	-	(2,415,052)	-	(2,415,052)
	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	195,773	195,773

Balance as of December 31, 2020	-	$-	13,796,053	$1,380	$3,957,490	$221,788	$(969,849)	$(408,967)	$2,801,842

* Gives retroactive effect to the reorganization of the Company’s legal entity structure in January 2022.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CINE TOP CULTURE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(2,415,052)	$482,018
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	975,847	1,003,749
Non-cash lease expense	179,558	192,631
Bad debt expense	3,402	-
Changes in operating assets and liabilities:
Accounts receivable, net	(7,789)	81,543
Advance to vendors	74,051	5,135
Inventories	(992)	24,720
Prepaid expenses and other current assets, net	(261,332)	(717,338)
Other assets	76,186	(1,520)
Accounts payable	(280,686)	(157,794)
Advance from customers	6,213	108,487
Deferred revenue	(14,055)	(131,106)
Taxes payable	(212,674)	99,470
Accrued expenses and other current liabilities	52,592	53,634
Deposits	(6,952)	(3,904)
Net cash (used in) provided by operating activities	(1,831,683)	1,039,725

Cash flows from investing activities:
Payments related to construction in progress	(243,040)	(1,171,465)
Refund related to construction in progress	535,905	–
Net cash provided by (used in) investing activities	292,865	(1,171,465)

Cash flows from financing activities:
Proceeds from bank borrowings	2,260,352	1,387,338
Repayments of bank borrowings	(1,534,291)	(458,064)
Proceeds from long-term bank borrowings	724,197	-
Repayments of long-term bank borrowings	(36,210)	-
Principal payments under finance lease obligations	(152,646)	(514,474)
Net cash provided by financing activities	1,261,402	414,800

Effect of exchange rate on cash and cash equivalents	7,765	(3,136)
Net (decrease) increase in cash and cash equivalents	(269,651)	279,924
Cash and cash equivalents at the beginning of the year	356,838	76,914
Cash and cash equivalents at the end of the year	$87,187	$356,838

Supplemental disclosures of cash flow information:
Interest paid	$212,674	$267,948
Income taxes paid	$88,516	$61,481

Non-cash transactions:
Operating right-of-use assets recognized for related operating lease liabilities	$-	$(4,787,833)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Cine Top Culture Holdings Limited (“Cine Holdings”), a Cayman Islands exempted company with limited liability was incorporated on February 27, 2018. Cine Holdings, through its wholly-owned subsidiaries in the People’s Republic of China (the “PRC” or “China”) (collectively, the “Company”), is an operator of high-end cinemas in southern China

Since commencement of its operations in 2012, the Company has been developing and operating cinemas on leased commercial properties and generating net revenues mostly from ticket sales of viewers of motion pictures, concessions sales of food and beverages as well as related movie-based merchandise. The Company has four cinemas in operation under the “IDC International Cinema” brand name: IDC Panyu, IDC Baiyun, IDC Zhongshan and IDC Sanya. In total, these four cinemas have 31 screens and approximately 4,200 seats. Currently, the Company has three cinemas under construction: IDC Zhuhai, IDC Zengcheng and IDC Nanning. Construction of these cinemas was delayed by the outbreak of COVID-19 but it has gradually resumed in 2021. When completed, these three new cinemas are expected to have a total of 26 screens and approximately 2,850 seats.

From the end of January 2020 to July 2020, the Company temporarily suspended its cinema operations in compliance with PRC governmental restrictions and recommendations on social gatherings to prevent the spread of COVID-19. Although the Company resumed its business operations in August 2020, its net revenues for the year ended December 31, 2020 had been adversely impacted as movie attendance was lower than historical levels due to reduced seating limits resulting from social distancing requirements and many movie goers had resorted to online streaming.

The Company’s current legal entity structure is as follows:

Business Reorganization

On November 10, 2019, the shareholders of Chunghei Culture (“Chunghei Shareholders”) entered into a Share Transfer Agreement to transfer 100% shares of Chunghei Culture to HK Cine, a wholly owned subsidiary of the Company, for a consideration of RMB 27,000,000 (the “Purchase Price”), and the Purchase Price was not paid by HK Cine to Chunghei Shareholders at the time of the transfer.

On January 5, 2022, certain shareholders of the Company (the “Buyers”) entered into Share Subscription Agreements with the Company, according to which, the Buyers subscribed 13,500,000 Ordinary Shares of the Company in the consideration of $3,832,785 ("Subscription Amount”). The Buyers are wholly owned by certain Chunghei Shareholders who own 100% receivable of the Purchase Price owed by HK Cine. On the same day, the Company, HK Cine, certain Chunghei Shareholders and Buyers entered into a Credit and Debt Repayment Agreement, according to which, the parties agree that HK Cine will repay the Purchase Price with Subscription Amount owed to the Company. The reorganization of the Company’s legal structure (“Reorganization”) was completed on January 5, 2022.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and BVI. Details of the subsidiaries of the Company are set out below:

Legal Entity	Nature of Operations	Date of Incorporation	Place of Incorporation
Cine Top Culture Holdings Limited	Holding Company	February 27, 2018	Cayman Islands
Cine Top Culture Investment Limited	Holding Company	April 24, 2018	British Virgin Islands
Hong Kong Cine Top Holdings Limited	Holding Company	May 29, 2018	Hong Kong, China
Guangzhou Chunghei Culture Co., Ltd	Holding Company	September 3, 2012	Guangdong Province, China
Guangzhou Star Dream Cinema City Co. Ltd	Operation of Cinemas	November 16, 2012	Guangdong Province, China

F-7

NOTE 2 – LIQUIDITY AND GOING CONCERN

As indicated in the accompanying consolidated financial statements, as a result of the impact of COVID-19 pandemic, the Company had a net loss of approximately $1.8 million for the year ended December 31, 2020; its cash and cash equivalents had declined to approximately $87,000 and had a working capital deficit of approximately $3.8 million as of December 31, 2020.

In response to the COVID-19 pandemic, the Company has taken and continues to take steps to preserve cash by eliminating non-essential costs, including reductions to the Company’s variable and elements of its fixed cost structure, suspension of non-essential operating expenditures, and deferral of certain non-essential capital expenditures. However, the effect of the COVID-19 pandemic on future operations cannot presently be determined.

The Company’s ability to continue as a going concern is dependent on its ability to continue to meet its obligations as they become due, and obtain additional or alternative financing required to fund its working capital requirements. Management of the Company expects to fund its operations primarily through cash flow from operations and borrowings from shareholders or financial institutions. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support.

While the Company cannot accurately predict the full impact of COVID-19 on its business in 2021, management believes that its business will gradually stabilize in the first half of 2022 as market conditions in China continue to improve. Based on its latest cash flows projection for year 2022, approximately $7,483,000 is required to maintain the Company’s operating activities and repay its bank borrowings. The anticipated sources of cash in-flows of approximately $8,642,000 will come mainly from the Company’s operating business, The management of the Company believes that the Company will be able to continue to operate as a going concern in the foreseeable future and that its capital resources are currently sufficient to maintain its business operations for the next twelve months from the release of these financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and/or classification of the recorded asset amounts and/or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and the useful lives of fixed assets. Actual results could differ from those estimates.

F-8

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the USD. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive (Loss) Income.

The value of RMB against USD and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of USD reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5250	6.9618	6.9042	6.9081

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. As of December 31, 2020 and 2019, the Company had no cash equivalents.

Accounts Receivable, Net

Accounts receivable, which is recorded at its net realizable value, consists primarily of receivables related to the Company’s screen advertising services, rental arrangements and tickets sold through third-party online platforms. On a quarterly basis, management evaluates the collectability of its accounts receivable and determines if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable. Bad debts are generally written off against the allowance for doubtful accounts when identified. As of December 31, 2020 and 2019, the Company recorded allowance for doubtful accounts of $3,140 and $nil, of which $2,825 and $ nil was written off respectively.

Advance to Vendors

Advance to vendors consist of payments to vendors for services and products that have not been received. The Company reviews its advance to vendors on a periodic basis and establishes a specific allowance when there is doubt as to the ability of a vendor to complete its performance obligation or for the Company to recover the amount advanced. As of December 31, 2020 and 2019, the Company determined that no such allowance was necessary.

F-9

Inventories

Inventories consist mainly of food and beverages as well as movie-based merchandise. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. On a quarterly basis, management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value if it is lower than cost. As of December 31, 2020 and 2019, the Company determined that no allowance was necessary.

Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets mainly consist of interest-free loans to third parties and paid VAT that could be used to offset other VAT obligations, and other receivables. As of December 31, 2020 and 2019, the Company recorded allowance for doubtful accounts of $460 and $nil, respectively.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Machinery	10 years
Other equipment	5 years
Equipment under finance leases, net (1)	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

(2) Amortization of finance lease assets is included in depreciation and amortization on the consolidated statements of operations and comprehensive (loss) income.

Intangible Assets, Net

Intangible assets consist primarily of ticket-selling and accounting software that are carried at acquisition cost less accumulated amortization and impairment, if any. They are tested for impairment if certain triggering events have occurred that could affect their carrying value. There were no asset impairment charges incurred during the years ended December 31, 2020 and 2019. Amortization of intangible assets with finite lives is computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Software	10 years

Other Assets

Other assets consist principally of deposits for the rental of equipment or properties and deposits for construction in progress projects.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) FASB ASC Section 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1:Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:Inputs, other than those in Level 1, that are directly or indirectly observable in the marketplace.

Level 3:Unobservable inputs which are supported by little or no market activity.

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying amount of finance lease liabilities and operating lease liabilities approximate their fair values since they bear an interest rate that approximates market interest rate.

Impairment of Long-lived Assets

The Company assesses impairment of long-lived assets pursuant with FASB ASC 360 – Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company also performs a full qualitative approach impairment evaluation on an annual basis. The Company’s qualitative assessment considers relevant market transactions, industry trading multiples and recent developments that would impact its estimates of future cash flows as compared to its most recent quantitative impairment assessment. The Company determined that there was no impairment of its long-lived assets as of December 31, 2020 and 2019.

F-10

Concentration of Credit Risk

As of December 31, 2020 and 2019, there was no customers accounted for more than 10% of the Company’s accounts receivable balance. During the years ended December 31, 2020 and 2019, there were no customers that accounted for more than 10% of the Company’s net revenues.

Details of the vendors accounting for 10% or more of the Company’s total operating expenditures (excluding payroll expenses) are as follows:

	For the year ended December 31,

	2020		2019

Vendor A	$488,785	18.3%	$2,175,152	42.1%
Vendor B	533,460	20.0%	664,855	12.9%
Total	$1,022,245	38.3%	$2840,008	55.0%

Details of the vendors which accounted for 10% or more of the Company’s accounts payable are as follows:

	December 31,
	2020		2019

Vendor A	$149,885	20.1%	$162,027	16.6%
Vendor B	305,428	40.9%	266,859	27.3%
Total	$455,313	61.0%	$428,886	43.9%

Advance from Customers

Advance from customers consists primarily of sale of prepaid membership cards as well as tickets sold in advance through third-party online platforms or offline cinemas.

Employees’ Social Insurance

According to the Social Insurance Law of the PRC (the ‘‘Social Insurance Law’’) promulgated by the Standing Committee of the National People’s Congress (the ‘‘Standing Committee’’) that became effective on December 29, 2018, there are five basic types of social security insurance, which include basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance (collectively, the “Social Insurance”). Both employees and employers make contributions for the first three kinds of the Social Insurance; and only employers make contributions for the latter two kinds, which means the employers must pay all or a portion of the social insurance premiums for their employees. As of December 31, 2020 and 2019, the Company established an accrued liability representing its related funding obligations.

Leases

On January 1, 2018, the Company adopted FASB Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, 2021-5, and 2021-09; collectively, “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Real Estate Leases – The Company conducts a significant part of its operations in leased properties under noncancelable operating leases with base terms generally ranging from 10 to 15 years. In addition to fixed lease payments, some of the leases provide for variable lease payments and some require the payment of taxes and other costs applicable to the property. Variable lease payment are generally linked to the Company’s ticket sales or occupancy of shopping-mall. Some lease agreements provide that rent payment will be exempted during the period when occupancy of the shopping-mall is less than 50%. In addition, some contracts provide that the variable lease payment is based on 12% to 15% of ticket sales over defined thresholds. Lease payments will be determined as fixed amount if the Company’s ticket sales do not meet the defined threshold stipulated in the lease agreements. The Company recognizes fixed lease expense for the operating leases on a straight-line basis over the lease term. The Company’s real estate lease agreements do not contain any residual value guarantees or restrictive covenants.

Equipment Leases – The Company leases certain equipment under financing leases, including digital projectors and various other equipment used in the day-to-day operation of its cinemas. All of these leases require fixed lease payments to be made over the duration of the lease term and noncancelable terms ranging from 3 to 5 years. The Company’s equipment lease agreements do not contain any residual value guarantees or restrictive covenants.

F-11

Lease Deferrals and Abatements - Upon a new round of COVID-19 pandemic outbreak in June 2021 in Guangzhou province, the Company began negotiating for the deferral or abatement of rent and other lease-related payments with its landlords. These negotiations resulted in amendments to certain leases that involve varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods.

In April 2020, the FASB staff released guidance indicating that in response to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and could elect to apply or not apply the lease modification guidance in ASC Topic 842. The election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

The Company elected to not remeasure the lease liabilities and right-of-use assets for those leases where the concessions and deferrals did not result in a significant change in total payments under the lease and where the remaining lease term did not change as a result. For those leases that were renewed or extended to defer rent payments, the Company recalculated the related lease liability and right-of-use asset based on the new terms.

Deferred Revenue

Deferred revenue is determined based on performance obligations related to the Company’s film exhibition, advertising services and rental arrangements that have yet to be satisfied.

Deposits

Deposits are principally payments received from third parties in accordance with agreements associated with renting of the Company’s properties.

Revenue Recognition

The Company follows FASB ASC 606 - “Revenue from Contracts with Customers” for all periods presented. ASC 606 established principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts to provide services to customers. Based on the following five steps analysis, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods or services.

Step 1:Identify the contract with the customer;

Step 2:Identify the performance obligations in the contract;

Step 3:Determine the transaction price;

Step 4:Allocate the transaction price to the performance obligations in the contract; and

Step 5:Recognize revenue when the Company satisfies a performance obligation

The Company recognizes revenues, net of tax, when it satisfies a performance obligation by transferring control over a product or service to the customer. Whether the performance obligation is performed within a period of time or at a point depends on the terms of the contract and relevant laws and regulations. When the performance obligation is performed within a period of time, the Company recognizes the revenue according to the performance progress. Otherwise, the Company will recognize the revenue at a point in time when the customer obtains control over a product or service. Revenues are recognized as follows:

Ticket sales - Revenue is recognized at a point in time when a film is exhibited to a customer.

Concession sales - Revenues from the sale of food and beverages as well as movie-based merchandise is recognized at a point in time when a customer takes possession of the food and beverage offerings or merchandise.

Sale of prepaid membership cards - The Company records proceeds from the sale of prepaid membership cards as advance from customers. When membership cards are used in ticket or concession sales, the corresponding value will be deducted from advance from customers and recorded as deferred revenue until the Company recognizes its film exhibition revenues and concession sales. Prepaid membership cards do not have an expiration date; unredeemed amounts are reported in the consolidated balance sheets as advance from customers.

Sponsorship and advertising revenues - The Company recognizes revenues from sponsorship of third parties’ brand promotion and screen advertising over a period of time based on the terms of the contracts upon satisfaction of the pertinent performance obligations. Advertising and sponsorship fees collected from customers in advance will be reflected as advance from customers. Sponsorship revenues refer to advertising promotion for commercial parties achieved by sponsoring promotions in cinemas. Screen advertising refers to commercial advertisement broadcast before a film screening.

Rental income - The Company sublets spaces within its cinema properties to third parties for their use. Rental income is recognized over the terms of the rental agreement in which the Company satisfies the related performance obligations.

F-12

Operating Expenses

Film exhibition costs – Such costs are determined by the Company’s film arrangement that was executed with other cinemas. In accordance with the arrangement, the amount of the applicable film exhibition cost is calculated as a percentage of supporting box office receipts, ranging from 43.8% to 44.0% to 44.5%.

Rent expenses – Such expenses are calculated based on operating rental agreements (generally with the term greater than one year) that are executed by the Company and its landlords and they are made of fixed monthly minimum rent payment and percentage rent that is due when the Company achieves an annual target revenue level.

Depreciation and amortization - Depreciation and amortization of properties and equipment, is calculated on a straight-line basis over the respective estimated useful lives.

Income Taxes

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions. The Company applies the asset and liability method of income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740") which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and the consolidated financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred taxes are also recognized for net operating loss carryforwards which can be utilized to offset taxable income in the future. Net operating losses in the PRC are carried forward for five years.

Net deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, we consider all positive and negative evidence, including results of recent operations and expected reversals of taxable income. A valuation allowance is provided to offset net deferred tax assets if it is considered more-likely-than-not that amount of the net deferred tax asset will not be realized.

The Company applies the provisions of FASB ASC 740-10-25, in accounting for uncertainty in income taxes. ASC 740-10-25 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of "income tax expense" in the consolidated statements of operations and comprehensive (loss) income. The Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities and unrecognized tax benefits as of December 31, 2020 and 2019.

Value Added Tax (“VAT”)

The Company's subsidiaries in the PRC are subject to PRC VAT for providing services and goods. The applicable VAT rates are 3% or 6% for providing services. IDC Baiyun and IDC Panyu are small-scale taxpayers, subject to 3% VAT for providing services. IDC Zhongshan and IDC Sanya are general taxpayers, subject to 6% VAT for providing services. Effective April 1, 2019, the applicable VAT for revenues generated from selling goods is 13%. Previously, the applicable VAT was 16%.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and goods sold (known as “output VAT”) less VAT paid on purchases made with the relevant supporting invoices (known as “input VAT”). Input VAT that has not been deducted within the current year can be deducted in the next year. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of operations.

Other Income (Expense), Net

The Company’s other income includes primarily interest income and other income (such as government grants). Government grants are provided by the relevant PRC government authorities to subsidize the cost of culture development. The amount of such government grant is determined solely at the discretion of the relevant government authorities; and it is recorded when received. For the years ended December 31, 2020 and 2019, the Company received approximately $86,500 and $126,900 of government subsidies, respectively, from a government authority to encourage cultural prosperity and development.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

Comprehensive (Loss) Income

In accordance with ASC 220, “Comprehensive Income”, for the years ended December 31, 2020 and 2019, the Company’s comprehensive (loss) income included net (loss) income and foreign currency translation adjustments resulting from the conversion of foreign financial statements from the functional currency into the reporting currency that are presented in the consolidated statements of operations and comprehensive (loss) income.

(Loss) Earnings Per Shares

In accordance with ASC 260, Earnings Per Share, basic (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted income per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of Ordinary Shares plus dilutive equivalent shares (convertible securities, options, warrants, etc.) outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted (loss) per share as their effects would be anti-dilutive.

Recently Issued Accounting Pronouncements

FASB ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”). The purpose of ASU 2019-12 is to simplify the accounting for income taxes. The improvements in ASU 2019-12 include removing certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within that year.  The amendments in ASU 2019-12 should be applied prospectively.  The Company does not expect ASU-2019-12 to have a significant impact on its consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the consolidated financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU within annual reporting period of December 31, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe that any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial statements.

F-13

NOTE 4 – Inventories

The Company’s inventories consist of the following:

	December 31,

	2020	2019

Food and beverages	$23,322	$21,745
Movie-based merchandise	12,318	10,675
Total inventories	$35,640	$32,420

NOTE 5 – Prepaid Expenses and Other Current Assets, Net

	December 31,

	2020	2019
Interest-free loan to third parties (1)
Guangzhou Gangzhou catering company	$36,782	$718,205
Chen Fengjuan	220,495	-
He Zhongxian	684,889	-
	942,166	718,205

VAT paid	112,170	75,559
Deposit (2)	45,977	-
Others (3)	67,916	42,000
Less: Allowance for uncollectible –business advance to employees	(460)	-
Total	$1,167,769	$835,764

(1) During 2018, the Company entered into various interest-free loan agreements with certain business contacts (individuals or companies) as a means to pursue possible business development opportunities. The balance outstanding as of December 31, 2020 were repaid in full in December 2021.

(2) On September 15, 2020, the Company signed an agreement with Guangzhou Yisheng Juping Culture Media Co., Ltd (the “Investee”) to acquire a 49% equity interest for RMB1,500,000 (approximately $230,000). In December 2020, the Company paid a deposit for RMB300,000 (approximately $46,000) to the Investee and the Investee changed its name to Guangzhou Zhongxi Juping Culture Media Co., according to the requirement of the agreement on January 8, 2021. The Company expects to complete this acquisition in 2022.

(3) Represents primarily business advance to employees.

F-14

NOTE 6 – Property and Equipment, Net

The Company’s property and equipment is as follows:

	December 31,

	2020	2019
Property and Equipment:
Electronic equipment	$219,650	$205,869
Machinery	2,717,724	2,156,109
Other equipment	429,614	402,659
Leasehold improvements	5,887,715	5,527,928
	9,254,703	8,292,565
Less: accumulated depreciation and amortization (1)	(5,185,261)	(4,082,575)
Property and equipment, net	$4,069,442	$4,209,990

Property under Finance Leases:
Mechanical equipment	$1,454,808	$1,915,670
Less: accumulated depreciation (2)	(501,578)	(444,183)
Property under finance leases, net	$953,230	$1,471,487

(1) Depreciation and amortization expense of property and equipment was $783,835 and $808,411 for the years ended December 31, 2020 and 2019, respectively.

(2) Depreciation expense of properties under finance leases was $188,526 and $191,862 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7 – Intangible Assets, Net

The Company’s intangible assets are as follows:

	December 31,

	2020	2019

Software	$37,128	$34,798
Less: accumulated amortization	(24,892)	(19,873)
Intangible assets, net	$12,236	$14,925

For the years ended December 31, 2020 and 2019, amortization expense was $3,486 and $3,476, respectively.

F-15

NOTE 8 – Advance from Customers

The Company’s advance from customers is consisted of the following components:

	December 31,

	2020	2019
	(USD)	(USD)
Membership cards	$889,438	$826,081
Advance from online ticket sales platform	5,364	6,417
Total	$894,802	$832,498

NOTE 9 – Bank Borrowings

The Company’s total bank borrowings are as follows:

	December 31,

	2020	2019	Maturity Date	Interest Rate

Industrial Bank Co., Ltd. Guangzhou branch (1)	$-	$146,892	January 21, 2020	Floating
Industrial Bank Co., Ltd. Guangzhou branch (2)	-	211,831	January 24, 2020	Floating
Industrial Bank Co., Ltd. Guangzhou branch (3)	-	186,699	September 26, 2020	Floating
Industrial Bank Co., Ltd. Guangzhou branch (4)	-	436,283	November 14, 2020	Floating
Industrial Bank Co., Ltd. Guangzhou branch (5)	-	394,932	December 24, 2020	Floating
Bank of Guangzhou Co., Ltd. (6)	766,284	-	March 23, 2021	4.55%
Industrial Bank Co., Ltd. Guangzhou branch (7)	358,738	-	August 26, 2021	Floating
Industrial Bank Co., Ltd. Guangzhou branch (8)	1,112,026	-	September 22, 2021	Floating
Bank of Guangzhou Co., Ltd. (9)	727,969	-	July 20, 2023	Floating
Total bank borrowings	2,965,017	1,376,637
Less: current portion	(2,313,676)	(1,376,637)
Bank borrowings – non current	$651,341	$-

For the years ended December 31, 2020 and 2019, interest expense was $212,674 and $267,948, respectively.

(1)On January 22, 2019, the Company borrowed RMB1,022,633 (approximately $146,900) with interest based on the three-month benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 5.9%. The loan was due on January 21, 2020 and it was repaid in full in January 2020.

(2)On January 25, 2019, the Company borrowed RMB1,474,724 (approximately $211,800) with interest based on the three-month benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 5.9%. The loan was due on January 24, 2020 and it was repaid in full in January 2020.

(3)On September 27, 2019, the Company borrowed RMB1,299,763 (approximately $186,700) with interest based on the one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 2.8%. The loan was due on September 26, 2020 and it was repaid in full in January 2020.

(4)On November 14, 2019, the Company borrowed RMB3,037,312 (approximately $436,300) with interest based on the one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 2.8%. The loan was due on November, 14 2020 and it was repaid in full in April 2020.

(5)On December 25, 2019, the Company borrowed RMB2,749,440 (approximately $394,900) with interest based on the one-year benchmark interest rate on deposits of Central Bank of the People’s Republic of China plus 2.85%. The loan was due on December 24, 2020 and it was repaid in full in July 2020.

(6)On March 23, 2020, the Company borrowed RMB5,000,000 (approximately $766,300) with interest at 4.55%. The loan was due on March 23, 2021 and RMB1,000,000 (approximately $153,300) was repaid in March 2021. After negotiation with the Bank of Guangzhou Co., Ltd., the repayment of the remaining RMB4,000,000 (approximately $613,000) is due on March 23, 2022 with interest at 5.1%, of which RMB100,000 (approximately $15,300) was repaid in June 2021.

(7)On August 27, 2020, the Company borrowed RMB2,340,768 (approximately $358,700) with interest based on the one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 0.05%. The loan was due on August 26, 2021 and it was repaid in full in July 2021.

(8)On September 23, 2020, the Company borrowed RMB7,255,971 (approximately $1,112,000) with interest based on the-one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 0.05%. The loan was due on September 22, 2021 and it was repaid in full in July 2021.

(9)On July 20, 2020, the Company borrowed RMB5,000,000 (approximately $766,300) with interest based on the one-year benchmark interest rate on deposits of the Central Bank of the People’s Republic of China plus 1.5% with the interest rate to be adjusted every 12 months. The loan is due on July 20, 2023. The Company repaid RMB250,000 (approximately $38,300) in December 2020. The balance of RMB4,750,000 (approximately $728,000) is outstanding, of which RMB500,000 (approximately $76,600) is due within one year.

F-16

NOTE 10 – Leases

The Company received, or is in process of negotiating, rent concessions provided by the lessors that aided, or will aid, in mitigating the economic effects of COVID-19. These concessions primarily consist of rent abatements and the deferral of rent payments. In instances where there were no substantive changes to the lease terms, i.e., modifications that resulted in total payments of the modified lease being substantially the same or less than the total payments of the existing lease, the Company elected the relief as provided by the FASB staff related to the accounting for certain lease concessions. The Company elected not to account for these concessions as a lease modification, and therefore the Company has remeasured the related lease liability and right of use asset but did not reassess the lease classification or change the discount rate to the current rate in effect upon the remeasurement.

The following table represents the operating and finance right-of-use assets and lease liabilities as of the periods indicated.

	December 31,

	2020	2019
Leases
Assets:
Operating lease right-of-use assets, net (ii)	$7,683,049	$7,898,231
Property under finance lease, net (i)	953,230	1,471,487
Total lease assets	$8,636,279	$9,369,718

Liabilities:
Current
Operating lease liabilities (ii)	$732,316	$571,035
Finance lease liabilities	176,726	478,767
Noncurrent
Operating lease liabilities	7,356,115	7,529,070
Finance lease liabilities	394,288	207,803
Total lease liabilities	$8,659,445	$8,786,675

(i) Finance lease depreciation expense was $188,526 and $191,862 for the years ended December 31, 2020 and 2019, respectively.

(ii) Operating lease amortization expense was $703,052 and $676,920 for the years ended December 31, 2020 and 2019, respectively.

The following table represents the Company’s aggregate lease costs, by lease classification, for the periods indicated.

	For the year ended December 31,

	2020	2019
Lease costs
Operating lease costs
Real Estate	$793,510	$1,070,959
Total operating lease costs	$793,510	$1,070,959

Finance lease costs
Amortization of leased assets	$188,526	$191,862
Interest on lease liabilities	34,522	74,404
Total finance lease costs	$223,048	$266,266

The following table represents the maturity of lease liabilities, by lease classification, as of December 31, 2020.

Years Ending	Operating Leases	Finance Lease	Total

2021 (**)	$1,110,867	$184,672	$1,295,539
2022 (**)	1,078,895	394,607	1,473,502
2023	1,135,102	-	1,135,102
2024	1,183,396	-	1,183,396
2025	1,227,661	-	1,227,661
After 2025	4,279,796	-	4,279,796
Total lease payments	10,015,717	579,279	10,594,996
Less: Interest	1,927,286	8,265	1,935,551
Present value of lease liabilities	$8,088,431	$571,014	$8,659,445

** The finance lease amounts include rent payment deferrals. The operating lease amounts include rent payment abatements and deferrals under amendments as discussed at Lease Deferrals and Abatements (see Note 3).

F-17

The following table summarizes the Company’s lease deferrals and abatements.

	For the year ended December 31,
	2020	2019

Rent abatements	$319,922	$12,928
Rent deferral	349,300	-
Total lease deferrals and abatements	$669,222	$12,928

The following table represents the weighted-average remaining lease term and discount rate, disaggregated by lease classification, as of December 31, 2020.

December 31, 2020

Weighted-average remaining lease term (years)
Operating leases - real estate	8.7
Finance leases - equipment	0.5

Weighted-average discount rate
Operating leases - real estate (1)	4.9%
Finance leases - equipment	8.0%

(1) The present value of the operating lease payments is calculated using the loan interest rate over 5 years.

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the periods presented.

	For the year ended December 31,
	2020	2019

Cash paid for amounts included in the measurement of lease liabilities
Cash outflows for operating leases	$643,626	$877,093
Cash outflows for finance leases	$198,045	$584,335

NOTE 11 – Accrued Expenses and Other Current Liabilities

The Company’s accrued expenses other current liabilities consisted of the following:

	December 31,

	2020	2019

Payroll payable	$247,545	$170,818
Other payables (1)	49,804	65,341
Total	$297,349	$236,159

(1) Consists primarily of taxes payable, excluding income tax.

F-18

NOTE 12 – Equity

In connection with the business reorganization that completed in January 2022 (see Note 1), the Company has adopted a structure such that the shares consist of Preferred Shares and Ordinary Shares. and authorized 50,000,000 Preferred Shares and 450,000,000 Ordinary Shares; par value $0.0001 per share.

NOTE 13 – Revenue Recognition

The Company’s net revenues are disaggregated by major revenue type and by timing of revenue recognition:

	For the year ended December 31,

	2020	2019
Major revenue type
Ticket sales	$1,205,713	$5,701,723
Concession sales	130,060	793,909
Sponsorship and advertising services	31,618	780,485
Rental income	68,906	508,826
Total revenues	$1,436,297	$7,784,943

	For the year ended December 31,

	2020	2019
Timing of revenue recognition
Products and services recognized at a point in time	$1,335,773	$6,495,632
Products and services recognized over time (1)	100,524	1,289,311
Total revenues	$1,436,297	$7,784,943

(1) Amounts primarily include advertising revenues and rental income.

The following tables provide the balances of accounts receivable and deferred revenue income:

	December 31,

	2020	2019
Accounts receivable
Receivables related to ticket sales (1)	$82,206	$61,840
Receivables related to rental and advertising services	8,843	18,419
Less: allowance for doubtful accounts	(315)	-
Accounts receivable, net	$90,734	$80,259

F-19

(1)Amounts primarily include accounts receivable from the third-party tickets selling online platform.

	December 31,

	2020	2019

Deferred revenue
Deferred revenue related to ticket sales	$28,644	$16,106
Deferred revenue related to rental and advertising services	7,171	31,400
Total deferred revenue	$35,815	$47,506

NOTE 14 – Income Tax

Cayman Islands (“Cayman”)

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands (“BVI”)

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains. In addition, payment of dividends by the British Virgin Islands subsidiary to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Under the current Inland Revenue Ordinance (Cap 112 of the laws of Hong Kong), the subsidiary in Hong Kong is subject to a 16.5% Hong Kong income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company does not have operation in Hong Kong, and there’s no tax generated from Hong Kong.

F-20

PRC

The Company’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. The income tax provision in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subject to tax at a statutory rate of 25%.

The components of the income tax provision are as follows:

	For the year ended December 31,

	2020	2019
Current income tax provision	$-	$355,330
Total	$-	$355,330

The following table reconciles the statutory rate to the Company’s effective tax rate for the years ended December 31, 2020 and 2019:

	For the year ended December 31,

	2020	2019
PRC statutory tax rate	25.0%	25.0%
Non-deductible expenses	(1.0%)	0.0%
Valuation Allowance	(24.0%)	17.4%
Effective tax rate	-%	42.4%

The Company had cumulative net operating losses of approximately $2.4 million for the year ended December 31, 2020, which may be available for reducing future taxable income.

Components of deferred tax assets were as follows:

	December 31,

	2020	2019
Allowance for doubtful accounts	$900	$-
Unbilled costs	92,990	108,744
Net operating loss carryforwards	619,767	-
Total deferred tax assets	713,657	108,744
Less: valuation allowance	(713,657)	(108,744)
Deferred tax assets, net	$–	$–

Future tax benefits which may arise as a result of net operating loss carryforwards have not been recognized as their realization has not been determined likely to occur. As of December 31, 2020, the Company cannot determine that its PRC subsidiaries will be unable to fully utilize their net deferred tax asset due to the uncertainties related to the COVID pandemic. As a result, the Company provided a 100% valuation allowance on its deferred tax assets of approximately $713,700 and $108,700 related to its operations in the PRC as of December 31, 2020 and 2019, respectively. The valuation allowance increased by $604,913 and $108,744 during the year ended December 31, 2020 and 2019, respectively.

Uncertain tax positions

There were no uncertain tax positions as of December 31, 2020 and 2019 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended December 31, 2020 and 2019, the Company did not incur any tax related interest or penalties.

F-21

NOTE 15—Commitments and Contingencies

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2020 and 2019, the Company was not aware of any litigation or proceedings against it.

Impact of COVID-19 Outbreak

In December 2019, COVID-19 was first identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

During the year ended December 31, 2021, COVID-19 has had limited impact on the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

NOTE 16—Subsequent Events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2020 through the date on which the consolidated financial statements were issued.

During November and December 2021, the Company entered into a series of loan agreements with the Shenzhen Qianhai Weizhong Webank, and borrowed RMB1,530,000 (approximately $234,000), of which RMB1,500,000 (approximately $230,000) is for two years with interest at 14.4% and RMB30,000 (approximately $4,000) is for fifteen days with interest at 3.6%. In January 2022, the Company repaid the loan of RMB30,000 (approximately $4,000).

NOTE 17—Parent Company Only Condensed Financial Information (Unaudited)

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

F-22

PARENT COMPANY BALANCE SHEETS

	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Other receivables	$1,380	$1,380
Non-current assets
Investment in subsidiaries	2,800,462	5,019,741
Total Assets	$2,801,842	$5,021,121

LIABILITIES AND EQUITY	-	-

Total Liabilities	$-	$-

Equity:
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding*	-	-
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 13,796,053 shares issued and outstanding as of December 31, 2020 and 2019, respectively*	1,380	1,380
Additional paid-in capital	3,957,490	3,957,490
Statutory reserves	221,788	221,788
(Deficit) retained earnings	(969,849)	1,445,203
Accumulated other comprehensive loss	(408,967)	(604,740)
Total shareholders’ equity	2,801,842	5,021,121

Total Liabilities and Shareholders’ Equity	$2,801,842	$5,021,121

* Gives retroactive effect to the reorganization of the Company’s legal entity structure completed in January 2022.

F-23

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
EQUITY (LOSS) INCOME OF SUBSIDIARIES	$(2,415,052)	$482,018
NET (LOSS) INCOME	(2,415,052)	482,018
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	195,773	(60,735)
COMPREHENSIVE (LOSS) INCOME	$(2,219,279)	$421,283

F-24

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss) income	$(2,415,052)	$482,018
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity income (loss) of subsidiaries	2,415,052	(482,018)
Net cash provided by operating activities	-	-

Net (decrease) increase in cash	-	-
Cash at the beginning of the year	-	-
Cash at the end of the year	$-	$-

F-25

[       ] Ordinary Shares

Cine Top Culture Holdings Limited

Until ●, 2022 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is ●, 2022.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  Indemnification of Directors and Officers

We are a Cayman Islands exempted company with limited liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  Recent Sales of Unregistered Securities

During the past three years, we have issued the following Ordinary Shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of Ordinary Shares.

Ordinary Shares:

Purchaser	Date of Issuance	Number of Ordinary Shares	Consideration
Fu Ching Holdings Limited	04/16/2020	2,170	HK$	21.7
Hei Yun Holding Limited	04/16/2020	217	HK$	2.17
Hong Kong Asia Pacific Holdings Limited	04/16/2020	2,170	HK$	21.7
Jiangqi Investment Limited	04/16/2020	195	HK$	1.95
Kin Lung Holdings Limited	04/16/2020	10,358	HK$	103.58
Light Rain Investment Limited	04/16/2020	4,340	HK$	43.40
Hung Nin Edwin Chow	04/16/2020	2,250	HK$	22.50
Fu Ching Holdings Limited	12/14/2021	3,5526	US$	3.5526
Hei Yun Holding Limited	12/14/2021	17,763	US$	1.7763
Kin Lung Holdings Limited	12/14/2021	171,711	US$	17.1711
Light Rain Investment Limited	12/14/2021	71,053	US$	7.1053
Fu Ching Holdings Limited	01/05/2022	1,620,000	US$	430,650*
Hei Yun Holding Limited	01/05/2022	810,000	US$	430,650*
Kin Lung Holdings Limited	01/05/2022	7,830,000	US$	2,110,185*
Light Rain Investment Limited	01/05/2022	3,240,000	US$	861,300*

 * On January 5, 2022, the Company, Hong Kong Cine Top Culture Holdings Limited, a wholly owned subsidiary of the Company entered into a Credit and Debt Repayment Agreement with Fu Ching Holdings Limited, Hei Yun Holding Limited, Kin Lung Holdings Limited, Light Rian Investment ("Buyers”) and its shareholders, pursuant to which the Company issued to Buyers 13,500,000 Ordinary Shares as the payment for the debt owed by Hong Kong Cine Top Culture Holdings Limited to the shareholders of the Buyers for the acquisition of 100% ownership of Guangzhou Chunghei Culture Co., Ltd.

ITEM 8.  Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Title
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation*
3.2	Amended and Restated Memorandum of Association*
3.3	Amended and Restated Articles of Association*
4.1	Specimen Certificate for Ordinary Shares*
5.1	Opinion of Travers Thorp Alberga as to the legality of the Ordinary Shares being registered and certain Cayman Islands tax matters*
8.1	Opinion of Allbright Law Offices regarding PRC legal matters and certain Chinese tax matters *
8.2	Opinion of Stevenson, Wong & Co. regarding certain Hong Kong law matters and certain Hong Kong tax matters*
10.1	Employment Agreement by and between Yihong pan and the Company dated [ ], 2022*
10.2	Employment Agreement by and between [ ] and the Company dated [ ], 2022*
10.3	Form of Indemnification Agreement by between the Company and its directors and executive officers*
10.4	Form of Director Agreement by and between the Company and independent directors*
10.5	Form of Circuit Franchise Agreement with Guangzhou Jinyi Zhujiang Cinema Line Co., Ltd.*
10.6	For of Circuit Agreement with Huaxia Film Distribution Co., Ltd.*
21.1	List of subsidiaries of the Registrant*
23.1	Consent of Wei, Wei & Co., LLP *
23.2	Consent of Travers Thorp Alberga (included in Exhibit 5.1)*
23.3	Consent of Allbright Law Offices (included in Exhibit 8.1)*
23.4	Consent of Stevenson, Wong & Co. (included in Exhibit 8.2)*
23.5	Consent of Migo Corporation Limited *
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1	Code of Business Conduct and Ethics*
99.2	Request for Waivers and Representation under Item 8.A.4 of Form 20-F*
107	Filing Fee Table*

*	To be filed by amendment

**	Filed herewith

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9.  Undertakings

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5) (ii) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

 (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Guangzhou, on [       ], 2022.

Cine Top Culture Holdings Limited

By:	/s/
Name:	Yihong Pan
Title:	Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Power Of Attorney

Each person whose signature appears below constitutes and appoints each of Yihong Pan and Jianmin He as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Chief Executive Officer and Director	[ ], 2022
Yihong Pan	(Principal Executive Officer)

/s/	Chief Financial Officer and Director	[ ], 2022
Jianmin He	(Principal Financial Officer and Principal Accounting Officer)

/s/	Director	[ ], 2022

/s/	Director	[ ], 2022

/s/	Director	[ ], 2022

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cine Top Culture Holdings Limited has signed this registration statement on the [       ] day of [        ], 2022.

Authorized U.S. Representative COGENCY GLOBAL INC.

/s/
Name: Colleen A. DeVries
Title: Senior Vice President